SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2015
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia Paranaense de Energia

Corporate Taxpayer's ID (CNPJ/MF) 76.483.817/0001-20

State Registration 10146326-50

Publicly-Held Company - CVM 1431-1

www.copel.com       copel@copel.com

Rua Coronel Dulcídio, 800, Batel - Curitiba - PR

CEP 80420-170

Quarterly Financial Information

June / 2015

SUMMARY
QUARTERLY FINANCIAL INFORMATION		3
Balance Sheets		3
Statements of Income		5
Statements of Comprehensive Income		6
Statements of Comprehensive income		7
Statements of Changes in Equity		8
Statements of Cash Flows		9
Statements of Added Value		11
NOTES TO THE QUARTELY FINANCIAL INFORMATION		13
1	Operations	13
2	Preparation basis	13
3	Significant accounting policies	14
4	Cash and Cash Equivalents	15
5	Bonds and Securities	15
6	Collaterals and Escrow Accounts	16
7	Trade Accounts Receivable	17
8	CRC Transferred to the State Government of Paraná	18
9	Net Sectorial financial assets	19
10	Accounts receivable related to the concession	21
11	Accounts receivable related to the concession extension	21
12	Other Receivables	22
13	Inventories	23
14	Income Tax, Social Contribution and Other Taxes	23
15	Judicial Deposits	27
16	Related partiess	28
17	Investments	30
18	Property, Plant and Equipment	35
19	Intangible Assets	38
20	Payroll, Social Charges and Accruals	38
21	Suppliers	38
22	Loans and Financing	40
23	Debentures	46
24	Post-Employment Benefits	47
25	Customer Charges Due	49
26	Research and Development and Energy Efficiency	49
27	Accounts Payable related to concession - Use of Public Property	50
28	Other Accounts Payable	51
29	Provision for litigation and contingent liabilities	51
30	Equity	56
31	Operating Revenues	57
32	Operating Costs and Expenses	63
33	Financial Results	69
34	Operating segments	70
35	Financial Instruments	74
36	Related Party Transactions	88
37	Insurance	91
38	Subsequent Event	92
INDEPENDENT AUDITORS’ REVIEW REPORT		93

QUARTERLY FINANCIAL INFORMATION

Balance Sheets

as of June 30, 2015 and December 31, 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

ASSETS	Note	Parent Company		Consolidated
		06.30.2015	12.31.2014	06.30.2015	12.31.2014
CURRENT ASSETS
Cash and cash equivalents	4	19,963	34,862	867,805	740,131
Bonds and securities	5	159	152	449,634	459,115
Collaterals and escrow accounts	6	-	-	7,120	13,497
Trade accounts receivable	7	-	-	2,680,418	2,178,816
Dividends receivable	16.1	202,165	383,866	34,417	26,332
CRC transferred to the State Government of Paraná	8	99,905	94,579	99,905	94,579
Net sectoral financial assets	9	-	-	1,551,712	609,298
Accounts receivable related to the concession	10	-	-	8,047	7,430
Accounts receivable related to the concession extension	11	-	-	248,540	301,046
Other current receivables	12	13,521	12,695	549,005	415,818
Inventories	13	-	-	134,712	150,622
Income Tax and Social Contribution	14.1	121,416	78,912	153,985	105,074
Other current recoverable taxes	14.3	-	-	67,849	96,285
Prepaid expenses	-	-	34	16,716	20,133
Receivable from related parties	16.1	4,813	1,925	-	-
		461,942	607,025	6,869,865	5,218,176

NONCURRENT ASSETS
Long Term Assets
Bonds and securities	5	-	-	95,817	132,210
Collaterals and escrow accounts	6	-	-	66,528	56,956
Trade accounts receivable	7	-	-	78,421	75,696
CRC transferred to the State Government of Paraná	8	1,253,874	1,249,529	1,253,874	1,249,529
Judicial deposits	15	274,305	273,936	702,823	736,253
Net sectoral financial assets	9	-	-	153,540	431,846
Accounts receivable related to the concession	10	-	-	5,081,925	4,417,987
Accounts receivable related to the concession extension	11	-	-	160,217	160,217
Other noncurrent receivables	12	-	303	36,557	85,324
Income Tax and Social Contribution	14.1	74,658	114,195	89,540	128,615
Deferred Income Tax and Social Contribution	14.2	124,299	98,226	588,458	526,046
Other noncurrent recoverable taxes	14.3	14	-	123,709	123,481
Prepaid expenses	-	-	-	175	175
Receivable from related parties	16.1	268,262	208,334	184,320	137,137
		1,995,412	1,944,523	8,615,904	8,261,472

Investments	17	13,681,373	13,079,795	1,856,924	1,660,150
Property, Plant and Equipment, net	18	364	323	8,657,388	8,304,188
Intangible Assets	19	3,219	3,062	1,946,120	2,174,156

		15,680,368	15,027,703	21,076,336	20,399,966

TOTAL ASSETS		16,142,310	15,634,728	27,946,201	25,618,142

Notes are an integral part of this quarterly information

3

Statements of Financial Position

as of June 30, 2015 and December 31, 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

LIABILITIES	Note	Parent Company		Consolidated
		06.30.2015	12.31.2014	06.30.2015	12.31.2014
CURRENT LIABILITIES
Payroll, social charges and accruals	20	13,126	12,793	195,799	252,618
Suppliers	21	3,809	2,087	1,787,999	1,587,205
Income Tax and Social Contribution Payable	14.1	-	2,442	322,115	309,881
Other taxes due	14.3	914	5,597	197,556	137,329
Loans and financing	22	352,217	349,753	718,616	867,626
Debentures	23	18,520	15,447	222,893	431,491
Dividend payable	-	4,136	3,824	23,928	19,691
Post employment benefits	24	7	-	37,123	37,404
Customer charges due	25	-	-	218,006	23,233
Research and Development and Energy Efficiency	26	-	-	163,685	175,972
Accounts payable related to concession - Use of Public Property	27	-	-	55,141	54,955
Other accounts payable	28	6,117	2,060	241,146	157,988
		398,846	394,003	4,184,007	4,055,393

NONCURRENT LIABILITIES
Suppliers	21	-	-	14,249	17,625
Deferred Income Tax and Social Contribution	14.2	-	-	-	15,218
Other taxes due	14.3	1,147	820	259,084	87,129
Loans and financing	22	622,535	608,663	2,696,210	2,601,324
Debentures	23	995,807	995,038	3,350,806	2,153,957
Post employment benefits	24	9,020	8,196	914,226	861,214
Research and Development and Energy Efficiency	26	-	-	215,382	159,792
Accounts payable related to concession - Use of Public Property	27	-	-	455,412	436,772
Other accounts payable	28	4,168	-	1,656	306
Provisions for legal claims	29	312,100	297,319	1,699,026	1,546,632
		1,944,777	1,910,036	9,606,051	7,879,969
EQUITY
Attributable to controlling shareholder's	30.1
Capital		6,910,000	6,910,000	6,910,000	6,910,000
Equity valuation adjustments		925,657	976,964	925,657	976,964
Legal reserve		685,147	685,147	685,147	685,147
Profit retention reserve		4,516,825	4,516,825	4,516,825	4,516,825
Additional proposed dividends		-	241,753	-	241,753
Accumulated Profit		761,058	-	761,058	-
		13,798,687	13,330,689	13,798,687	13,330,689

Attributable to non-controlling interest	30.2	-	-	357,456	352,091

		13,798,687	13,330,689	14,156,143	13,682,780

TOTAL LIABILITIES & EQUITY		16,142,310	15,634,728	27,946,201	25,618,142

Notes are an integral part of this quarterly information

4

Statements of Income

for the six-month periods ended June 30, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

CONTINUING OPERATIONS	Note	Parent Company		Consolidated
		06.30.2015	06.30.2014	06.30.2015	06.30.2014
OPERATING REVENUES	31	-	-	8,145,940	6,169,246
COST OF SALES AND SERVICES PROVIDED	32	-	-	(6,394,084)	(4,694,719)
GROSS PROFIT		-	-	1,751,856	1,474,527
Operational expenses / income
Selling expenses	32	-	-	(186,005)	(66,977)
General and administrative expenses	32	(49,057)	(59,860)	(283,687)	(263,163)
Other operational income (expenses)	32	(22,469)	(1,981)	(370,968)	(211,789)
Equity in earnings of investees	17.2	767,946	772,469	91,809	84,582
		696,420	710,628	(748,851)	(457,347)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES		696,420	710,628	1,003,005	1,017,180
Financial results
Financial income	33	111,008	104,946	528,511	383,456
Financial expenses	33	(123,992)	(79,226)	(366,997)	(230,426)
		(12,984)	25,720	161,514	153,030
PROFIT BEFORE INCOME TAX AND SOCIAL CONTRIBUTION		683,436	736,348	1,164,519	1,170,210
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT
Current	14.4	(217)	-	(470,374)	(548,771)
Deferred	14.4	26,088	12,707	77,861	209,867
		25,871	12,707	(392,513)	(338,904)
NET INCOME		709,307	749,055	772,006	831,306
Attributed to controlling shareholders	0	-	-	709,307	749,055
Attributed to non-controlling interest	30.2	-	-	62,699	82,251
BASIC AND DILUTED NET EARNING PER SHARE ATTRIBUTED
TO PARENT COMPANY SHAREHOLDERS - IN REAIS
Ordinary shares	30.1	2.47561	2.61434	2.47561	2.61434
Class "A" Preferred shares	30.1	2.72423	2.87520	2.72423	2.87520
Class "B" Preferred shares	30.1	2.72318	2.87578	2.72318	2.87578
Notes are an integral part of this quarterly information

5

Statements of Comprehensive Income

for the three-month periods ended June 30, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

CONTINUING OPERATIONS	Parent Company		Consolidated
	04.01.2015	04.01.2014	04.01.2015	04.01.2014
	to 06.30.2015	to 06.30.2014	to 06.30.2015	to 06.30.2014
OPERATING REVENUES	-	-	3,908,838	3,118,174
COST OF SALES AND SERVICES PROVIDED	-	-	(3,244,007)	(2,534,747)
GROSS PROFIT	-	-	664,831	583,427
Operational expenses / income
Selling expenses	-	-	(82,893)	(39,679)
General and administrative expenses	(25,380)	(32,928)	(143,867)	(150,275)
Other operational income (expenses)	(4,178)	(1,494)	(156,166)	(110,195)
Equity in earnings of investees	304,726	243,283	45,447	29,313
	275,168	208,861	(337,479)	(270,836)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	275,168	208,861	327,352	312,591
Financial results
Financial income	54,850	41,205	308,635	158,445
Financial expenses	(65,504)	(53,374)	(188,006)	(116,382)
	(10,654)	(12,169)	120,629	42,063
PROFIT BEFORE INCOME TAX AND SOCIAL CONTRIBUTION	264,514	196,692	447,981	354,654
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT
Current	-	2,023	(161,814)	(265,700)
Deferred	10,825	13,773	15,848	159,302
	10,825	15,796	(145,966)	(106,398)
NET INCOME	275,339	212,488	302,015	248,256
BASIC AND DILUTED NET EARNING PER SHARE ATTRIBUTED
TO PARENT COMPANY SHAREHOLDERS - IN REAIS
Ordinary shares	0.96098	0.74163	0.96098	0.74163
Class "A" Preferred shares	1.05709	0.81512	1.05709	0.81512
Class "B" Preferred shares	1.05709	0.81579	1.05709	0.81579

6

Statements of Comprehensive income

for the six-month periods ended June 30, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	Parent Company		Consolidated
		06.30.2015	06.30.2014	06.30.2015	06.30.2014
NET INCOME		709,307	749,055	772,006	831,306
Other comprehensive income
Items that will never be reclassified to profit or loss
Gain (losses) on actuarial liabilities	30.1.2
Post employment benefits		-	(14,429)	-	-
Post employment benefits - equity		-	7,814	-	(1,709)
Taxes on other comprehensive income	30.1.2	-	4,906	-	-
Items that are or maybe reclassified to profit or loss
Adjustments related to financial assets classified as available for sale:	30.1.2
Financial investments		416	899	632	1,362
Investments		43	(95)	43	(95)
Other adjustments - subsidiary		-	(1,282)	-	(2,777)
Taxes on other comprehensive income	30.1.2	(15)	32	(231)	514
Total comprehensive income for the period, net of taxes		444	(2,155)	444	(2,705)
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		709,751	746,900	772,450	828,601
Attributed to controlling shareholders				709,751	746,900
Attributed to non-controlling interest				62,699	81,701

Notes are an integral part of this quarterly information

7

Statements of Changes in Equity

for the six-month periods ended June 30, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

		Attributable to Parent Company								Attributable to non controlling interests (Note 29.2)
			Equity valuation		Profit reserves
			adjustments
	Note	Capital	Cost assigned	Other comprehensive income	Legal reserve	Profit retention reserve	Additional proposed dividends	Accumulated profit	Shareholders’ equity		Equity Consolidated
Balance as of January 1, 2015		6,910,000	1,137,104	(160,140)	685,147	4,516,825	241,753	-	13,330,689	352,091	13,682,780
Net Income for the period		-	-	-	-	-	-	709,307	709,307	62,699	772,006
Other comprehensive income
Gain on financial assets, net of taxes	30.1.2	-	-	444	-	-	-	-	444	-	444
Total comprehensive income for the period		-	-	444	-	-	-	709,307	709,751	62,699	772,450
Realization of equity valuation adjustments	30.1.2	-	(51,751)	-	-	-	-	51,751	-	-	-
Deliberation of additional dividends proposed		-	-	-	-	-	(241,753)	-	(241,753)	(57,334)	(299,087)
Balance as of June 30, 2015		6,910,000	1,085,353	(159,696)	685,147	4,516,825	-	761,058	13,798,687	357,456	14,156,143
Notes are an integral part of this quarterly information

		Attributable to Parent Company								Attributable to non controlling interests (Note 29.2)
			Equity valuation		Profit reserves
			adjustments
	Note	Capital	Cost assigned	Other comprehensive income	Legal reserve	Profit retention reserve	Additional proposed dividends	Accumulated profit	Shareholders’ equity		Equity Consolidated
Balance as of January 1, 2014		6,910,000	1,238,955	(255,796)	624,849	3,897,833	235,498	-	12,651,339	277,413	12,928,752
Net Income for the period		-	-	-	-	-	-	749,055	749,055	82,251	831,306
Other comprehensive income
Losses on financial assets, net of taxes	30.1.2	-	-	(446)	-	-	-	-	(446)	(550)	(996)
Losses on actuarial liabilities, net of taxes	30.1.2	-	-	(1,709)	-	-	-	-	(1,709)	-	(1,709)
Total comprehensive income for the period		-	-	(2,155)	-	-	-	749,055	746,900	81,701	828,601
Realization of equity valuation adjustments	30.1.2	-	(51,545)	-	-	-	-	49,938	(1,607)	-	(1,607)
Deliberation of additional dividends proposed		-	-	-	-	-	(235,498)	-	(235,498)	-	(235,498)
Allocation proposed to GSM:
Dividends	30.1.3	-	-	-	-	-	-	-	-	(155)	(155)
Balance as of June 30, 2014		6,910,000	1,187,410	(257,951) 624,849		3,897,833	-	798,993	13,161,134	358,959	13,520,093
Notes are an integral part of this quarterly information

8

Statements of Cash Flows

for the six-month periods ended June 30, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	Parent Company		Consolidated
		06.30.2015	06.30.2014	06.30.2015	06.30.2014
CASH FLOWS FROM OPERATIONAL ACTIVITIES
Net income for the period		709,307	749,055	772,006	831,306
Adjustments to reconcile net income for the period with cash generated from operating activities
Depreciation and amortization	32	-	-	325,110	308,162
Unrealized monetary and exchange variations - net		24,518	(10,339)	47,724	88,801
Remuneration of accounts receivable related to concession	10.1	-	-	(52,115)	(26,529)
Sectorial financial assets and liabilities result	9.1	-	-	(585,966)	-
Equity in earnings of subsidiaries	17.1	(767,946)	(772,469)	(91,809)	(84,582)
Income tax and social contribution	14.4	217	-	470,374	548,771
Deferred income tax and social contribution	14.2.1	(26,088)	(12,707)	(77,861)	(209,867)
Provisions (reversals) for losses with depreciation of investments		-	(1,728)	-	(1,728)
Net operational provisions and reversals	32.4	18,949	1,716	403,692	149,002
Appropriation of actuarial calculation of post-employment benefits	24.4	772	1,157	71,184	51,064
Appropriation of pension and healthcare contributions	24.4	3,219	4,887	63,542	54,371
Creation for research and development programs and energy efficiency	26.2	-	-	69,313	54,829
Write off of accounts receivable related to concession	10.1	-	-	13,407	16,647
Write off of property, plant and equipment	18.2	-	-	12,481	804
Write off of intangible assets	19.1	-	-	16,339	2,951
		(37,052)	(40,428)	1,457,421	1,784,002
Decrease (increase) in assets
Trade accounts receivable		-	-	(631,073)	(471,109)
Dividends and interest on own capital received		1,318,579	596,024	36,684	27,721
CRC transferred to the Government of the State of Paraná	8.1	89,295	86,039	89,295	86,039
Accounts receivable related to the concession extension	11.1	-	-	142,418	176,813
Judicial deposits		(369)	(629)	33,430	(29,451)
Other receivables		(523)	(17,231)	(95,101)	(101,300)
Inventories		-	-	15,910	(1,237)
Income tax and social contribution		(2,967)	13,747	(9,836)	73,453
Other current taxes recoverable		(14)	-	36,380	(89,032)
Related Parties		(18,999)	(115,696)	(16,163)	(115,696)
Prepaid expenses		34	-	3,417	2,532
Increase (decrease) in liabilities
Payroll, social charges and accruals		333	13,989	(56,819)	(54,101)
Suppliers		1,722	105	96,674	11,964
Income tax and social contribution paid		(2,659)	-	(458,140)	(472,574)
Other taxes		(4,356)	(24,277)	232,182	(80,816)
Loans and financing - interest due and paid	22.9	(52,028)	(47,755)	(207,108)	(94,356)
Debentures - interest due and paid	23.1	(63,479)	(5,911)	(182,674)	(68,479)
Post employment benefits	24.4	(3,212)	(4,876)	(81,995)	(69,700)
Customer charges due		-	-	194,773	(13,097)
Research and development and energy efficiency	26.2	-	-	(41,180)	(26,263)
Payable related to the concession - use of public property	27.1	-	-	(27,415)	(25,754)
Other accounts payable		4,057	7,183	84,508	25,871
Provisions for legal claims	29.1	-	(984)	(100,158)	(15,641)
NET CASH GENERATED (USED) IN OPERATING ACTIVITIES		1,228,362	459,300	515,430	459,789
(continued)

9

Statements of Cash Flows

for the six-month periods ended June 30, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	Parent Company		Consolidated
		06.30.2015	06.30.2014	06.30.2015	06.30.2014
CASH FLOWS FROM INVESTMENT ACTIVITIES
Financial investments		(7)	39	43,311	(54,198)
Loans and financing granted to third parties		(29,400)	-	(29,400)	-
Additions related parties - Net effect of acquired cash		-	-	-	(284)
Additions in investments	17.1	(972,215)	(187,656)	(149,691)	(191,102)
Additions to property, plant and equipment		(41)	(9)	(522,185)	(299,120)
Additions to intangible assets	19.1	(157)	(13,764)	(505,032)	(547,531)
Customers contributions	19.1	-	-	118,071	67,330
NET CASH USED IN INVESTING ACTIVITIES		(1,001,820)	(201,390)	(1,044,926)	(1,024,905)
CASH FLOWS FROM FINANCING ACTIVITIES
Loans and financing obtained from third parties	22.9	-	-	465,095	-
Issue of Debentures	23.1	-	1,000,000	1,008,633	1,372,775
Amortization of principal - loans and financing	22.9	-	(29,000)	(501,404)	(215,663)
Amortization of principal - debentures	23.1	-	-	(20,304)	(20,304)
Amortization of principal - liabilities with related parties		-	(468,317)	-	-
Dividends and interest on own capital paid		(241,441)	(235,173)	(294,850)	(249,787)
NET CASH GENERATED FROM (USED IN) FINANCING ACTIVITIES		(241,441)	267,510	657,170	887,021

TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS		(14,899)	525,420	127,674	321,905
Cash and cash equivalents at the beginning of the period	4	34,862	10,410	740,131	1,741,632
Cash and cash equivalents at the end of the period	4	19,963	535,830	867,805	2,063,537
CHANGE IN CASH AND CASH EQUIVALENTS		(14,899)	525,420	127,674	321,905

Notes are an integral part of this quarterly information

Additional information on cash flows

Transactions not involving cash
Acquisition of investments with an increase in the balance of other accounts payable		-	3,395	-	-
Acquisition of property with an increase in the balance of suppliers		-	-	11,357	-

10

Statements of Added Value

for the six-month periods ended June 30, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

VALUE ADDED TO DISTRIBUTE	Parent Company		Consolidated
	06.30.2015	06.30.2014	06.30.2015	06.30.2014
Income
Sale of energy, services and other income	-	-	10,840,250	7,459,438
Construction income	-	-	796,959	813,364
Sectorial financial assets and liabilities result	-	-	1,039,021	-
Other income	-	-	4,596	387
Allowance for doubtful debts	-	-	(158,565)	(39,907)
	-	-	12,522,261	8,233,282
( - ) Supplies acquired from third parties
Energy purchased for resale	-	-	3,854,712	2,377,200
Charges for use of the main transmission grid ( - ) ESS and ERR	-	-	352,179	244,850
Materials, supplies and third parties services	5,498	2,640	408,108	250,494
Natural gas and supplies for gas operations	-	-	552,017	890,523
Construction costs	-	-	692,013	680,341
Loss / Recovery of assets	194	-	47,666	21,955
Other supplies	27,619	6,227	281,918	138,859
	33,311	8,867	6,188,613	4,604,222
( = ) GROSS ADDED VALUE	(33,311)	(8,867)	6,333,648	3,629,060
( - ) Depreciation and amortization	2,164	377	325,110	308,162
( = ) NET ADDED VALUE	(35,475)	(9,244)	6,008,538	3,320,898
( + ) Transferred added value
Financial income	111,008	104,946	528,511	383,456
Results from investment interests	769,262	772,583	93,125	84,694
Other Income	-	-	42,728	48,999
	880,270	877,529	664,364	517,149
	844,795	868,285	6,672,902	3,838,047
(continued)

11

Statements of Added Value

for the six-month periods ended June 30, 2015 and 2014 (continued)

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

DISTRIBUTION OF ADDED VALUE	Parent Company				Consolidated
	06.30.2015%		06.30.2014%		06.30.2015%		06.30.2014%
Personnel
Remuneration and fees	21,961		32,347		368,053		336,538
Private pension and health plans	3,991		6,044		134,726		105,435
Meal and education assistance	1,730		3,114		50,503		45,504
Social security charges - FGTS	1,750		2,598		29,539		27,447
Labor indemnities (reversals)	14		197		3,897		2,185
Profit sharing	1,254		1,527		20,080		23,012
Transfers to property, plant and equipment in progre	(31)		(2,140)		(29,356)		(12,007)
	30,669	3.6	43,687	5.0	577,442	8.7	528,114	13.8
Government
Federal	(18,958)		(1,905)		2,778,145		1,081,838
State	-		-		2,085,688		1,088,629
Municipal	29		-		5,530		2,046
	(18,929)	(2.2)	(1,905)	(0.2)	4,869,363	73.0	2,172,513	56.6
Third Parties
Interest and fines	123,025		77,432		435,249		285,719
Leasing and rent	723		16		15,479		15,830
Donations, subsidies and contributions	-		-		3,363		4,565
	123,748	14.6	77,448	8.9	454,091	6.8	306,114	8.0
Shareholders
Non controlling interests	-		-		62,699		82,251
Retained profits	709,307		749,055		709,307		749,055
	709,307	84.0	749,055	86.3	772,006	11.5	831,306	21.6
	844,795	100.0	868,285	100.0	6,672,902	100.0	3,838,047	100.0
Notes are an integral part of this quarterly information

12

NOTES TO THE QUARTELY FINANCIAL INFORMATION

for the six-month period ended June 30, 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise state

1         Operations

Companhia Paranaense de Energia - Copel (Copel, the Company or the Parent Company), with headquarters at Rua Coronel Dulcídio, 800, Batel, Curitiba, State of Paraná, is a public company with shares traded on Corporate Governance Level 1 of BM&FBOVESPA’s Special Listings and on stock exchanges in the United States of America (NYSE EURONEXT) and Latibex - the Latin American arm of the Madrid Stock Exchange. Copel is a mixed capital company, controlled by the Government of the State of Paraná

Copel is engaged, through its subsidiaries, in researching, studying, planning, building, and exploiting the production, transformation, transportation, distribution, and sale of energy, in any form, but mainly electric energy. These activities are regulated by the National Electric Energy Agency (Agência Nacional de Energia Elétrica or Aneel), which reports to the Ministry of Mines and Energy (Ministério de Minas e Energia or MME). Additionally, Copel takes part in consortiums, private enterprises, or mixed capital companies in order to operate mostly in the areas of energy, telecommunications, natural gas and water utility.

2         Preparation basis

2.1        Statement of conformity

The Company’s quarterly financial information includes the individual quarterly financial information of the parent company prepared in accordance with accounting practices adopted in Brazil and the consolidated quarterly financial information prepared in accordance with International Financial Reporting Standards - IFRS issued by the International Accounting Standards Board - IASB and in accordance with accounting practices adopted in Brazil.

This quarterly information is presented considering the rulings included in CPC 21 (R1) and IAS 34 - Interim Information. Consequently, certain information disclosed in the notes to the financial statements for the year ended December 31, 2014, which did not alter during the period has not been presented. Therefore, this quarterly information should be read together with the financial statements as of and for the year ended December 31, 2014, available on the websites of the Brazilian Securities and Exchange Commission - CVM and Copel.

Authorization for the publication of this quarterly financial information was granted at the Meeting of the Board of Directors held on August 12, 2015.

13

2.2        Functional currency and presentation currency

The quarterly financial information is presented in Brazilian Reais, which is the functional currency of the Company. All financial information present in Brazilian Reais was rounded to the nearest thousand, except when otherwise indicated.

2.3        Measuring basis

The quarterly financial information was prepared based on historic cost, except for the following financial instruments:

•         The financial instruments which were stated at fair values through profit or loss, are measured at fair value;

•         The financial assets available for sale measured at their fair values;

•         The interests in subsidiaries and jointly-controlled entities are recognized in accordance with the equity accounting method; and

•         The value of the net assistance liability is recognized by deducting the fair value of the plan's assets from the present value of the actuarial obligation calculated by a contracted actuary.

2.4        Use of estimates and judgment

The preparation of quarterly financial information requires that the Company’s senior management make judgments, estimates and assumptions which affect the application of accounting policies and assets, liabilities, income and expenses reported values. The actual results may divert from these estimates.

Estimates and assumptions are reviewed in a continuous way. Reviews of accounting estimates are recognized in the year that those estimates are reviewed and in any future fiscal years affected.

Information about critical judgment related to accounting policies adopted that present a significant effect over the values recognized in the quarterly information, is the same as the one disclosed in Note 2.4 to the financial statements as of December 31, 2014.

3         Significant accounting policies

Significant accounting policies used in preparing this quarterly information are consistent with those presented in Note 3 of the financial statements at December 31, 2014.

14

4         Cash and Cash Equivalents

	Parent Company		Consolidated
	06.30.2015	12.31.2014	06.30.2015	12.31.2014
Cash and bank accounts	1,312	1,485	177,940	152,373
Financial investments w ith immediate liquidity	18,651	33,377	689,865	587,758
	19,963	34,862	867,805	740,131

The investments comprise Bank Certificates of Deposit (CDBs) issued by official banks and also financial investments in Government Bonds with repurchase agreements with the issuer banks, in which the Bank has the obligation to repurchase these bonds from Copel on request. These investments have yielded on average of the variation of the Interbank Deposit.

5         Bonds and Securities

	Level		Parent Company		Consolidated
Category	Note 35.1	Index	06.30.2015	12.31.2014	06.30.2015	12.31.2014
Securities available for sale
Committed Operation	2	Fixed rate	-	-	141,058	93,558
CDB	2	CDI	59	56	42,869	36,718
LFT	1	Selic	-	-	4,031	87,979
Quotas in Funds	1	CDI	100	96	100	99
LTN	1	Fixed rate	-	-	-	17,153
LF Caixa	2	CDI	-	-	-	12,450
NTN-F	1	CDI	-	-	-	2,001
			159	152	188,058	249,958
Securities held for trading
Quotas in Funds	2	CDI	-	-	133,839	164,281
Committed Operation	2	Selic	-	-	64,299	10,320
Multimarket Fund	2	CDI	-	-	61,829	43,021
LF	2	CDI	-	-	56,471	32,041
LTN	1	CDI	-	-	15,974	52,798
CDB	2	IGPDI	-	-	10,284	1,128
DPGE	2	Fixed rate	-	-	9,651	14,224
Debentures	2	IPCA	-	-	2,742	2,961
Housing credit	2	CDI	-	-	2,302	-
CRI	2	CDI	-	-	-	12,230
Loan - Credit Operation ( Mutual )	2	CDI	-	-	-	8,357
Treasury	2	-	-	-	2	6
			-	-	357,393	341,367
			159	152	545,451	591,325
		Current	159	152	449,634	459,115
		Noncurrent	-	-	95,817	132,210

Copel and its subsidiaries hold bonds and securities with variable interest rates. The maturity of these securities varies between 1 to 60 months, as from the reporting date. None of these assets was overdue or presented recovery problems or impairment losses at the end of the period.

15

The main amounts invested include exclusive funds and guarantees deposits/investments:

Consolidated	06.30.2015	12.31.2014
Exclusive funds
Exclusive funds of UEG Araucária at BTG Geiser	144,975	-
Exclusive funds of UEG Araucária at Banco do Brasil	134,169	90,521
Exclusive funds of UEG Araucária at Bradesco	61,945	61,370
Exclusive funds of UEG Araucária at Caixa Econômica Federal	10,167	21,704
Exclusive funds of UEG Araucária at BNY Mellon Serviços Financeiros DTVM S.A.	-	167,629
Exclusive funds of Copel Geração e Trasmissão at Banco do Brasil	-	65,391
Exclusive funds of Copel Distribuição at Banco do Brasil	-	3
	351,256	406,618
Guarantee
Guarantee for the Contracts for the Sale of Energy in the Regulated Environment – CCEARS	81,079	81,926
Collaterals for financing facilities to build hydroelectric pow er plants HPPs and transmission lines - TLs	65,205	62,049
Guarantee for the compliance w ith article 17 of law 11,428/2006 and possible authorization by Environmental
Institute of Paraná (Instituto Ambiental do Paraná or IAP), by the Consórcio Energético Cruzeiro do Sul	38,830	36,662
Guarantee for debentures of Compagas	6,103	-
Guarantee for the ANEEL auction	2,784	3,753
	194,001	184,390

6         Collaterals and Escrow Accounts

Consolidated		06.30.2015	12.31.2014
Collaterals and escrow accounts - STN (6.1)		66,528	56,956
Other		7,120	13,497
		73,648	70,453
	Current	7,120	13,497
	Noncurrent	66,528	56,956

6.1        Collateral - National Treasury Department (Secretaria do Tesouro Nacional or STN, in Portuguese)

Surety bonds and restricted deposits are offered to secure the repayment of the principal consisting of discount bonds and par bounds when these payments are required on April 11, 2024 (Note 22.1). The amounts are adjusted by applying the weighted average of the percentage variations of the prices of zero-coupon bonds issued by the U.S. Treasury, according to the participation of each series of the instrument in the composition of the collateral portfolio made up to secure the payment of the principal under the Brazilian Financing Plan – 1992.

16

7         Trade Accounts Receivable

Consolidated	Balances	Overdue	Overdue for	Total	Total
	falling due	up to 90 days	more than 90 days	06.30.2015	12.31.2014
Customers
Residential	270,067	172,292	58,657	501,016	343,911
Industrial	235,628	48,270	21,498	305,396	220,569
Commercial	201,001	51,723	25,636	278,360	202,640
Rural	40,748	16,014	2,971	59,733	39,982
Public Entities	33,467	11,063	18,698	63,228	56,507
Public lighting	35,040	126	98	35,264	20,820
Public service	34,293	771	673	35,737	21,947
Unbilled	536,097	-	-	536,097	402,465
Energy installments plan	79,178	7,388	26,235	112,801	147,865
Low income subsidy - Eletrobras	9,935	-	-	9,935	13,368
State Government "Luz Fraterna" Program (Note 16.1)	3,044	-	-	3,044	2,680
Other receivables	70,784	16,495	30,648	117,927	103,095
	1,549,282	324,142	185,114	2,058,538	1,575,849
Concessionaires and Permission holder
Energy supplies
CCEE (7.1)	396,765	112,984	93,107	602,856	494,900
CCEAR - auction	70,263	196	6,896	77,355	95,274
Bilateral contracts	97,949	-	25	97,974	98,449
Unbilled	30,127	-	-	30,127	12,309
Quota system	6	-	2	8	4
Reimbursement to generators	-	-	1,256	1,256	1,256
	595,110	113,180	101,286	809,576	702,192
Charges from using transmission grid
Transmission grid	2,716	498	2,357	5,571	4,276
Unbilled	31,200	-	-	31,200	14,109
Basic netw ork and conection grid	15,093	354	1,759	17,206	17,288
	49,009	852	4,116	53,977	35,673
Telecommunications	8,749	11,807	49,056	69,612	51,934
Gas distribution	58,187	1,437	637	60,261	48,385
Allowance for doubtful accounts (7.2)	-	(72,211)	(220,914)	(293,125)	(159,521)
	2,260,337	379,207	119,295	2,758,839	2,254,512
Current	2,181,916	379,207	119,295	2,680,418	2,178,816
Noncurrent	78,421	-	-	78,421	75,696

7.1        Electricity Trade Chamber – CCEE

Out of the balance presented earlier herein, the amount of R$401,271 is related to UEG Araucária and the amount of R$181,560 is related to Copel Geração e Transmissão. The financial settlements related to the months of May and June were partially received by UEG Araucária in the amounts R$195,629 and R$95,692, on 07.08.2015 and 08.06.2015, respectively.  The remaining balance payment, related to UEG Araucária's financial settlements for the months of May and June, is forecast for September 2015.

17

7.2        Allowance for doubtful account

Consolidated	Balance as of	Additions /	Reversal	Balance as of
	January 1, 2015	(reversals)	of w rite offs	June 30, 2015
Customers, concessionaries and permission holder
Residential	59,518	23,456	(8,603)	74,371
Industrial	38,314	5,046	(2,923)	40,437
Commercial	39,838	(1,748)	(2,379)	35,711
Rural	1,273	555	(340)	1,488
Public Entities	9,155	(390)	-	8,765
Public lighting	81	-	-	81
Public service	260	73	-	333
Concessionaries and permission holder	6,729	611	-	7,340
CCEE (7.2.1)	-	119,665	-	119,665
Telecommunications	3,043	461	-	3,504
Gas distribution	1,310	155	(35)	1,430
	159,521	147,884	(14,280)	293,125

7.2.1       CCEE

An allowance for impairment loss on trade receivables was recognized on June 30, 2015, in the amount of R$119.655 in respect of to the differences between the sales price of the energy traded under the Contracts for Purchasing and Selling Electricity in the Regulated Environment (CCEARs) of the Hydroelectric Power Plant Colíder and the difference settlement price. The Company is waiting for Aneel to make a decision about the request for a revision of the schedule for starting the power plant’s operations to reverse that allowance.

8         CRC Transferred to the State Government of Paraná

8.1        Changes in CRC

Parent Company and Consolidated	Current Assets	Noncurrent Assets	Total
Balance as of January 1, 2015	94,579	1,249,529	1,344,108
Interest	42,766	-	42,766
Monetary variations	905	55,295	56,200
Transfers	50,950	(50,950)	-
Amortizations	(89,295)	-	(89,295)
Balance as of June 30, 2015	99,905	1,253,874	1,353,779

8.2        Maturity of noncurrent installments

Parent Company and Consolidated	06.30.2015
2016	53,551
2017	112,416
2018	119,892
2019	127,865
2020	136,369
After 2021	703,781
1,253,874

18

9         Net Sectorial financial assets

9.1        Changing net sectorial financial assets

	Balance as of				Balance as of
	January 1, 2015	Deferrals	Amortization	Updating	June 30, 2015
Fuel Consumption Account - CCC	4,254	-	(4,254)	-	-
Charges for using the transmission system - basic grid	96,852	62,841	(15,126)	6,381	150,948
Electricity purchased for resale - Itaipu	(108,701)	334,129	(2,610)	40	222,858
Charges for system services - ESS	(370,765)	(117,083)	86,374	(26,586)	(428,060)
Energy Development Account - CDE (a)	16,892	625,934	(1,471)	7,785	649,140
Incentive Program to Alternative Electricity Sources - Proinfa	4,604	(2,270)	(4,879)	175	(2,370)
Electricity purchased for resale - CVA Energ	603,474	323,319	(171,367)	42,758	798,184
Transport of energy purchased f rom Itaipu	2,057	4,332	(175)	177	6,391
Other financial components
Overcontracting	212,537	59,668	(79,200)	32,182	225,187
Deferral IRT	599,402	311,213	-	24,641	935,256
Extraordinary Tariff Review	-	(842,087)	-	(12,085)	(854,172)
Neutrality	(21,016)	(7,588)	10,671	(189)	(18,122)
Financial exposure	-	16,989	-	2,855	19,844
Eletronuclear	1,554	-	(1,554)	-	-
Other financial components	-	160	-	8	168
	1,041,144	769,557	(183,591)	78,142	1,705,252
Current	609,298				1,551,712
Noncurrent	431,846				153,540
(a) Aneel published Technical Notes nos 193/2014, 53/2015 and 142/2015 and Resolutions nos 1856/2015 and 1857/2015.

19

9.2        Composition of net sectorial financial assets balances per tariff cycle

Consolidated	Current assets		Noncurrent assets
	06.30.2015	12.31.2014	06.30.2015	12.31.2014
Sectoral financial assets - Electricity rate adjustment recoverable 2014
CCC	-	4,254	-	-
Basic Netw ork	-	14,304	-	-
Electricity purchased from Itaipu	-	2,469	-	-
ESS	-	(81,703)	-	-
CDE	-	1,160	-	-
Proinfa	-	4,604	-	-
CVA Energ	-	162,114	-	-
Transport of energy purchased from Itaipu	-	165	-	-
Other financial components	-	70,085	-	-
	-	177,452	-	-
Sectoral financial assets - Electricity rate adjustment recoverable 2015
Basic Netw ork	139,562	41,274	-	41,274
Electricity purchased from Itaipu	-	(55,585)	-	(55,585)
ESS	(401,288)	(144,531)	-	(144,531)
CDE	342,016	7,866	-	7,866
Proinfa	(2,370)		-
CVA Energ	730,553	220,680	-	220,680
Transport of energy purchased from Itaipu	5,718	946	-	946
Other financial components
Deferral IRT 2013	287,249	140,337	-	140,337
Deferral IRT 2014 (constitution)	648,007	159,364	-	159,364
Extraordinary Tariff Review	(359,527)	-	-	-
Overcontracting	157,556	-	-	-
Neutrality	(15,776)	-	-	-
Financial exposure	19,844	-	-	-
Other financial components	168	61,495	-	61,495
	1,551,712	431,846	-	431,846
Sectoral financial assets - Electricity rate adjustment recoverable 2016
Basic Netw ork	-	-	11,386	-
Electricity purchased from Itaipu	-	-	222,858	-
ESS	-	-	(26,772)	-
CDE	-	-	307,124	-
CVA Energ	-	-	67,631	-
Transport of energy purchased from Itaipu	-	-	673	-
Other financial components
Extraordinary Tariff Review	-	-	(494,645)	-
Overcontracting	-	-	65,285	-
	-	-	153,540	-
	1,551,712	609,298	153,540	431,846

20

10      Accounts receivable related to the concession

10.1      Changes in accounts receivable related to the concession

		Noncurrent assets
	Current		Special
	assets	Assets	liabilities (a)	Consolidated
Balance as of January 1, 2015	7,430	6,762,702	(2,344,715)	4,425,417
Capitalization of intangible assets in progress	-	553,735	(95,689)	458,046
Transfers from current to noncurrent	21,755	(21,755)	-	-
Transfers to charges for use of main distributions and tran	(21,138)	-	-	(21,138)
Transfer from property, plant and equipment	-	1,766	-	1,766
Monetary variations	-	180,169	(87,081)	93,088
Remuneration	-	52,115	-	52,115
Construction income	-	94,085	-	94,085
Write off	-	(23)	(13,384)	(13,407)
Balance as of June 30, 2015	8,047	7,622,794	(2,540,869)	5,089,972

10.2      Commitments regarding transmission

Refers to commitments with suppliers of equipment and services related to the following projects:

Transmission Lines and Substations	Balance
Contract 010/10 - Transmission Line Araraquara 2 - Taubaté	311,731
Contract 022/12 - TL 230 kV - Foz do Chopim - Salto Osorio C2 and Londrina Figueira	38,457
Contract 002/13 - TL 230 kV Assis - Paraguaçu Paulista	48,254
Contract 005/14 - TL 230 kV Bateias-Curitiba Norte and SE 230 kV Curitiba Norte	47,170
Contract 021/14 - TL 230 kV Foz do Chopim Realeza Sul and SE 230 kV Realeza Sul	22,935
Contract 022/14 - TL 500kV Londrina - Assis	28,554

11      Accounts receivable related to the concession extension

On May 15, June 18 and July 16 of 2015, the Company received the portion for November and December of 2014, respectively R$48,919, R$46147 and R$44,658, and Management expects to receive the other overdue portions on August, 2015, in the amount of R$168,013, as soon as the CDE funds are restored by Concession Authority.

On March 31, 2015, the Company submitted to Aneel the appraisal of the electricity transmission assets comprising the Existing National Grid - RBSE and Other Transmission Facilities - RPC, relating to concession agreement 060/2001, renewed by Law 12783/13.

In June 2015, Aneel (the Brazilian Electricity Regulatory Agency) inspected the Company in order to validate information including the consequent determination of the amount indemnifiable.  Aneel has 30 days counting from the filing to express the acceptance of the evaluation report and further 120 days, as from the acceptance, to validate the information including the consequent determination of the indemnifiable amount, and adjustments may incur in the indemnification basis.

21

The Company's report was prepared in accordance with the Aneel Normative Resolution 589/2013 which amounts to R$882,300, equal to the investments at the VNR – New replacement value adjusted by the depreciation accumulated through December 31, 2012, which may incur adjustments to the compensation base, after Aneel has finished its audit.

11.1      Changes in the accounts receivable related to the concession extension

	Current	Noncurrent
	Assets	Assets	Consolidated
Balance as of January 1, 2015	301,046	160,217	461,263
Remuneration	89,912	-	89,912
Amortizations	(142,418)	-	(142,418)
Balance as of June 30, 2015	248,540	160,217	408,757

12      Other Receivables

	Parent Company		Consolidated
	06.30.2015	12.31.2014	06.30.2015	12.31.2014
Transfer CDE (12.1)	-	-	270,732	210,808
Services in progress (a)	10,879	10,795	114,671	96,107
Advance payments to suppliers (b)	10	-	56,521	95,311
Advance payments to employees	2,449	1,537	42,580	24,452
Advance for severance estate	-	-	26,130	16,159
Decommissioning in progress	-	-	16,747	11,211
Other receivables	183	666	58,181	47,094
	13,521	12,998	585,562	501,142
Current	13,521	12,695	549,005	415,818
Noncurrent	-	303	36,557	85,324

12.1      CDE Transfer

The balance due on June 30 refers to CDE funds to cover tariffs discounts for users of public distribution service, according to Ratifying Resolution no. 1.586 of August 13, 2013.

ANEEL approved the monthly amount of R$28,697 (Resolution No. 1.763/14) to be transferred to Copel Distribuição, in CDE funds, from June 2014 to May 2015, R$26,712 to cover tariffs discounts as established in Decree No. 7.891 of January 23, 2013 and R$1,985 regarding the difference between the estimated and actual sums during the period from February 2013 to May 2014.

Following the publication of Ratification Resolution 1858 on February 27, 2015, which ratifies the results of the extraordinary rate review of the electricity distribution concession operators, the monthly pass-through of Copel Distribuição was changed to R$36,475, for the period March to May 2015

As a result of Copel Distribuição's 2015 Tariff Adjustment, approved by Resolution 1897, of 06.16.2015, the monthly installment amount was established at R$37,713 for the period from June 2015 to May 2016, and R$8,805 related to the financial settlement for the difference between the  forecast and actual amounts for the period from June 2014 to May 2015.

22

The Company received installments up to the May 2014 on December 31, 2014 and three more (June, July and August 2014) in 2015, and expects to receive the remainder as soon as the CDE has its funds restored with the 2015 quotas.

13      Inventories

Consolidated
Operation / Maintenance	06.30.2015	12.31.2014
Copel Distribuição	88,833	101,399
Copel Geração e Transmissão	29,229	29,389
Copel Telecomunicações	14,357	17,684
Compagás	2,293	2,150
	134,712	150,622

14      Income Tax, Social Contribution and Other Taxes

14.1      Income Tax (IR) and Social Contribution (CSLL)

	Parent Company		Consolidated
	06.30.2015	12.31.2014	06.30.2015	12.31.2014
Current assets
IR and CSLL paid in advance	121,416	114,730	262,490	448,599
IR and CSLL to be offset against liability	-	(35,818)	(108,505)	(343,525)
	121,416	78,912	153,985	105,074
Noncurrent assets
IR and CSLL paid in advance	74,658	114,195	89,540	128,615
	74,658	114,195	89,540	128,615
Current liabilities
IR and CSLL due	-	38,260	430,620	653,406
IR and CSLL to be offset against asset	-	(35,818)	(108,505)	(343,525)
	-	2,442	322,115	309,881

23

14.2      Deferred Income Tax and Social Contribution

14.2.1     Changes in Deferred Income Tax and Social Contribution

Parent Company			Recognized in other
	Balance as of	Recognized	comprehensive	Balance as of
	January 1, 2015	in income	income	June 30, 2015
Noncurrent assets
Provisions for legal claims	101,090	5,027	-	106,117
Amortization - concession	18,598	736	-	19,334
Tax losses and negative tax basis	-	17,805	-	17,805
Provision for financing	3,457	-	-	3,457
CPC 33 effects - employee benef its	2,000	-	-	2,000
Allow ance for doubtful debts	1,478	-	-	1,478
Provision for negative equity in subsidiaries	-	1,417	-	1,417
Others	2,751	1,103	-	3,854
	129,374	26,088	-	155,462
(-) Noncurrent liabilities		111	-
Provisions for negative goodw ill	25,297	-	-	25,297
CPC 38 effects - financial instruments	5,851	-	15	5,866
	31,148	-	15	31,163
Net	98,226	26,088	(15)	124,299

24

Consolidated			Recognized in other
	Balance as of	Recognized	comprehensive	Balance as of
	January 1, 2015	in income	income	June 30, 2015
Noncurrent assets
Provisions for legal claims	467,565	49,695	-	517,260
CPC 01 effects - impairment of assets	274,476	-	-	274,476
Private pension and health plans	220,371	17,915	-	238,286
Provision for energy purchases	155,614	53,780	-	209,394
Tax losses and negative tax basis	14,574	116,330	-	130,904
Allow ance for doubtful debts	61,174	49,002	-	110,176
Provision of Research and Development	93,581	14,658	-	108,239
CPC 33 ef fects - employee benef its	83,939	-	-	83,939
ICPC 01 effects - concession contracts	46,259	1,036	-	47,295
Amortization - concession	36,942	736	-	37,678
Social security contributions - injunction on judicial deposit	29,607	3,342	-	32,949
Rate flag	-	16,418	-	16,418
Provision for tax losses	17,114	(267)	-	16,847
Provision for profit sharing	30,438	(24,241)	-	6,197
Others	32,292	7,961	(216)	40,037
	1,563,946	306,365	(216)	1,870,095
(-) Noncurrent liabilities
Sectoral f inancial assets	353,989	225,796	-	579,785
CPC 27 effects - deemed cost	585,781	(26,660)	-	559,121
ICPC 01 effects - concession contracts	19,113	32,319	-	51,432
Deferment of capital gains	39,618	-	-	39,618
Provisions for negative goodw ill	25,297	-	-	25,297
CPC 38 effects - financial instruments	5,946	(96)	15	5,865
Capitalization of financial charges	5,357	-	-	5,357
Others	18,017	(2,855)	-	15,162
	1,053,118	228,504	15	1,281,637
Net	510,828	77,861	(231)	588,458
Assets presented in the Statement of Financial Position	526,046			588,458
(-) Liabilities presented in the Statement of Financial Position	(15,218)			-
Net	510,828			588,458

25

14.3      Other recoverable taxes and other taxes due

	Parent Company		Consolidated
	06.30.2015	12.31.2014	06.30.2015	12.31.2014
Current assets
Recoverable ICMS (VAT)	-	-	54,689	92,247
Recoverable PIS/Pasep and Cofins taxes	-	-	82,256	69,771
PIS/Pasep and Cofins to be offset against liabilities	-	-	(69,660)	(66,263)
Other recoverable taxes	-	-	564	530
	-	-	67,849	96,285
Noncurrent assets
Recoverable ICMS (VAT)	-	-	35,794	34,977
PIS/Pasep and Cofins taxes	-	-	54,607	55,206
Other recoverable taxes	14	-	33,308	33,298
	14	-	123,709	123,481
Current liabilities
ICMS (VAT) payable	-	-	120,691	85,674
PIS/Pasep and Cofins payable	829	5,568	94,653	97,758
PIS/Pasep and Cofins to be offset against assets	-	-	(69,660)	(66,263)
IRRF on JSCP	-	-	-	2,222
Other taxes	85	29	51,872	17,938
	914	5,597	197,556	137,329
Noncurrent liabilities
Social security contributions - injunction on judicial deposit	1,147	820	97,020	87,129
Ordinary financing of taxes w ith the federal tax authorities	-	-	162,064	-
	1,147	820	259,084	87,129

14.4      Reconciliation of the provision for Income Tax (IRPJ) and Social Contribution (CSLL)

	Parent Company		Consolidated
	06.30.2015	06.30.2014	06.30.2015	06.30.2014
Income before IRPJ and CSLL	683,436	736,348	1,164,519	1,170,210
IRPJ and CSLL (34%)	(232,368)	(250,358)	(395,936)	(397,871)
Tax effects on:	-	-	-	-
Equity in income	258,054	262,640	26,465	28,758
Dividends	208	15	208	15
Finam	-	432	-	432
Non deductible expenses	(23)	(8)	(4,147)	(3,320)
Tax incentives	-	(14)	1,981	1,538
Income and social contribution tax loss carry-forw ards	-	-	(190)	32,474

Difference betw een the calculation bases of deemed profit and taxable profit	-	-	(34,996)	(983)
Others	-	-	14,102	53
Current IRPJ and CSLL	(217)	-	(470,374)	(548,771)
Deferred IRPJ and CSLL	26,088	12,707	77,861	209,867
Effective rate - %	-3.8%	-1.7%	33.7%	29.0%

In relation to the provisions introduced by Law 12973/2014, which made changes to the IRPJ, CSLL, PIS and Cofins taxes effective from January 1, 2015, the Company and its wholly-owned subsidiaries did not elect early adoption thereof, and in 2014 were still subject to the Transitional Tax Arrangement - RTT, introduced by Law 11941/2009.

26

15      Judicial Deposits

	Parent Company		Consolidated
	06.30.2015	12.31.2014	06.30.2015	12.31.2014
Taxes claims	272,795	272,462	448,549	437,100
Labor claims	1,121	1,085	159,298	144,251
Civil
Suppliers	-	-	2,828	95,558
Civil	389	389	77,605	43,412
Easements	-	-	7,761	8,036
Customers	-	-	3,418	3,391
	389	389	91,612	150,397
Others	-	-	3,364	4,505
	274,305	273,936	702,823	736,253

27

16      Related parties

	Parent Company		Consolidated
	06.30.2015	12.31.2014	06.30.2015	12.31.2014
Controlling shareholders
State of Paraná (16.1)	153,300	137,137	153,300	137,137
	153,300	137,137	153,300	137,137
Subsidiaries
Dividends and/or interests on ow n capital
Copel Geração e Transmissão	-	202,617	-	-
Copel Distribuição	124,791	124,791	-	-
Copel Telecomunicações	31,300	31,300	-	-
Compagás	7,312	7,312	-	-
Elejor	29,790	3,189	-	-
UEG Araucária	-	6,267	-	-
Others	1,031	968	-	-
	194,224	376,444	-	-
Structure Sharing
Copel Renováveis	3,019	1,137	-	-
Copel Participações	1,794	788	-	-
	4,813	1,925	-	-
Financing tranferred - STN
Copel Distribuição (16.2)	83,942	71,197	-	-
	83,942	71,197	-	-
Associate and Jointly-controlled companies
Dividends and/or interests on ow n capital
Sanepar	6,590	6,211	6,590	6,211
Dominó Holdings	1,211	1,211	13,672	4,072
Integração Maranhense	-	-	1,069	227
Matrinchã	-	-	8,116	8,116
Guaraciaba	-	-	3,930	3,930
Others	127	-	1,027	3,776
	7,928	7,422	34,404	26,332
Mutual
Voltalia São Miguel do Gostoso	31,020	-	31,020	-
	31,020	-	31,020	-
Other investments	13	-	13	-
	475,240	594,125	218,737	163,469
Current assets - Dividends receivable	202,165	383,866	34,417	26,332
Current assets - related parties	4,813	1,925	-	-
Noncurrent assets	268,262	208,334	184,320	137,137

16.1      Credit related to “Luz Fraterna”

During the 2065th Board Meeting held on September 9, 2013, Copel’s board approved the transfer of the debt owed by the Parana State Government for the Luz Fraterna Program from Copel Distribuição S.A. to Copel. They also approved a change in procedures so that future debts originating from that government program are assumed by Copel.

28

On May 13, 2014, Aneel approved the transaction by issuing decision number 1,560. On May 31, 2014 a Credit Assignment Agreement was entered into, whereby the receivables held by Copel Distribuição from the Luz Fraterna account for the period from September 2010 to February 2014 were transferred to Copel. Late payment charges (fine of 2%, inflation adjustment using the IGP-M and monthly interest of 1%) were also transferred, and the total amount reached R$115,696, with maturity on May 31, 2014. Copel in turn passed the same amount on to Copel Distribuição to settle overdue bills.

Under that agreement, Copel Distribuição will transfer receivables to Copel every six months, consisting of subsequent revenues earned and related late payment charges (fine of 2%, inflation adjustment using the IGP-M and monthly interest of 1%) referring to the Luz Fraterna Program which were not settled as from March 1, 2014. In this context, in 2014, was transferred the amount of R$21.441. Copel in turn is due to pass the same amount on to Copel Distribuição to settle overdue bills.

If Copel defaults on its obligation to pass the funds on to Copel Distribuição, the amounts will be adjusted for inflation using the IGP-M applicable until the actual transfer.

Under the Credit Assignment Agreement Copel will issue a debt note against Parana State Government. An adjustment for inflation using the IGP-M and monthly interest of 1% will be applied to the amount due from the date the debt note is issued until its actual payment by the Parana State Government.

16.2      Financing transferred - STN

The Company transferred loans and financing to its wholly owned subsidiaries at the time of constitution in 2001. However, since the contracts for the transfers to the respective subsidiaries were not formalized with the financial institutions, they remain recognized in the parent company.

This financing was transferred bearing the same charges assumed by the Company and is reported separately, as a receivable from the wholly owned subsidiaries, and as liabilities for loans and financing in the subsidiaries (Note 22.1).

16.3      Loan - Voltalia São Miguel do Gostoso

On 02.03.2015, a loan agreement was signed between Copel (Lender) and Voltalia São Miguel do Gostoso Participações S.A. (Borrower), in the amount of R$29,400,000.00, with a two year term and a remuneration of 111.5% of the Interbank Deposit Certificate (CDI), aiming at providing working capital for financing the Borrower's activities and business.  In the first semester of 2015 a financial income of R$1,352 was recorded.

29

17      Investments

17.1      Changes in investments

Parent Company			Equity	Investiment/		Proposed
	Balance as of		valuation	Advance for future		dividends	Balance as of
	January 1, 2015	Equity	adjustments	capital increase	Amortization	and JCP	June 30, 2015
Subsidiaries (17.2)
Copel Geração e Transmissão	6,484,578	532,352	330	-	-	(1,028,544)	5,988,716
Copel Distribuição	4,329,575	171,332	86	757,000	-	-	5,257,993
Copel Telecomunicações	417,157	29,169	-	39,600	-	-	485,926
Copel Renováveis	(2,145)	(2,893)	-	5,038	-	-	-
Copel Participações	228,382	7,179	-	1,500	-	-	237,061
UEG Araucária	190,415	51,046	-	-	-	(44,266)	197,195
Compagás	141,793	11,059	-	-	-	-	152,852
Elejor	59,370	2,399	-	-	-	(30,490)	31,279
Elejor - concession rights	16,024	-	-	-	(377)	-	15,647
São Bento	129,021	(45,255)	-	62,975	-	-	146,741
São Bento - concession rights	88,837	-	-	-	(1,415)	-	87,422
Cutia	56,278	(728)	-	4,140	-	-	59,690
Cutia - direito de autorização	8,712	-	-	-	-	-	8,712
Nova Asa Branca I	12,337	(4,690)	-	22,200	-	(2)	29,845
Nova Asa Branca I - concession rights	54,979	-	-	-	-	-	54,979
Nova Asa Branca II	15,362	(2,112)	-	-	-	(2)	13,248
Nova Asa Branca II - concession rights	55,087	-	-	-	-	-	55,087
Nova Asa Branca III	15,764	(4,600)	-	41,000	-	(2)	52,162
Nova Asa Branca III - direito de autorização	53,342	-	-	-	-	-	53,342
Nova Eurus IV	11,693	(4,173)	-	24,900	-	(2)	32,418
Nova Eurus IV - concession rights	56,583	-	-	-	-	-	56,583
Santa Maria	62,024	2,703	-	-	-	(16)	64,711
Santa Maria - concession rights	29,421	-	-	-	(173)	-	29,248
Santa Helena	68,189	2,055	-	-	-	(39)	70,205
Santa Helena - concession rights	31,674	-	-	-	(149)	-	31,525
Ventos de Santo Uriel	15,034	(108)	-	13,600	-	-	28,526
Ventos de S. Uriel - concession rights	14,871	-	-	-	(50)	-	14,821
	12,644,357	744,735	416	971,953	(2,164)	(1,103,363)	13,255,934
Joint Ventures (17.3)					-
Voltalia São Miguel do Gostoso I	52,421	(1,539)	-	-	-	(127)	50,755
Voltalia São Miguel do Gostoso - concession rights	11,693	-	-	-	-	-	11,693
Paraná Gás (17.3.1)	-	-	-	114	-	-	114
	64,114	(1,539)	-	114	-	(127)	62,562
Associates (17.4)	-	-	-	-	-
Sanepar	282,311	15,814	-	-	-	(15,492)	282,633
Dona Francisca Energética	53,908	4,243	-	-	-	(13,066)	45,085
Foz do Chopim Energética	14,907	4,757	-	-	-	(4,830)	14,834
Carbocampel	1,521	-	-	-	-	-	1,521
Dois Saltos	720	-	-	-	-	-	720
Copel Amec	192	6	-	-	-	-	198
Escoelectric	134	(70)	-	148	-	-	212
	353,693	24,750	-	148	-	(33,388)	345,203
Other investments	-	-	-	-	-
Finam	1,322	-	-	-	-	-	1,322
Finor	223	-	(44)	-	-	-	179
Investco S.A.	9,394	-	60	-	-	-	9,454
Other investments	6,692	-	27	-	-	-	6,719
	17,631	-	43	-	-	-	17,674
	13,079,795	767,946	459	972,215	(2,164)	(1,136,878)	13,681,373

30

Consolidated			Equity	Investiment/	Proposed
	Balance as of		valuation	Advance for future	dividends	Balance as of
	January 1, 2015	Equity	adjustments	capital increase	and JCP	June 30, 2015
Joint Ventures (17.3)
Dominó Holdings	225,334	11,182	-	-	(10,413)	226,103
Voltalia	52,421	(1,539)	-	-	(127)	50,755
Voltalia - direito de autorização	11,693	-	-	-	-	11,693
Paraná Gás (17.3.1)	-	-	-	114	-	114
Costa Oeste	23,924	3,527	-	2,984	-	30,435
Marumbi	63,747	6,754	-	2,211	-	72,712
Transmissora Sul Brasileira	73,291	641	-	664	-	74,596
Caiuá	44,761	1,186	-	-	-	45,947
Integração Maranhense	91,835	1,094	-	2,352	(841)	94,440
Matrinchã	443,262	25,181	-	89,891	-	558,334
Guaraciaba	145,979	14,161	-	34,709	-	194,849
Paranaíba	68,308	4,718	-	-	-	73,026
Mata de Santa Genebra	26,151	52	-	2,756	-	28,959
Cantareira	15,273	102	-	13,862	-	29,237
	1,285,979	67,059	-	149,543	(11,381)	1,491,200
Associates (17.4)
Sanepar	282,311	15,814	-	-	(15,492)	282,633
Dona Francisca	53,908	4,243	-	-	(13,066)	45,085
Foz do Chopim	14,907	4,757	-	-	(4,830)	14,834
Carbocampel	1,521	-	-	-	-	1,521
Dois Saltos	720	-	-	-	-	720
Copel Amec	192	6	-	-	-	198
Escoelectric	134	(70)	-	148	-	212
	353,693	24,750	-	148	(33,388)	345,203
Other investments
Finam	1,322	-	-	-	-	1,322
Finor	223	-	(44)	-	-	179
Investco S.A.	9,394	-	60	-	-	9,454
Assets for future use	1,652	-	-	-	-	1,652
Other investments	7,887	-	27	-	-	7,914
	20,478	-	43	-	-	20,521
	1,660,150	91,809	43	149,691	(44,769)	1,856,924

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17.2      Subsidiaries

06.30.2015	Headquarters	Main activity	Interest %
			Copel	Copel GeT	Copel Ren	São Bento	Cutia	Noncontrolling shareholders
Copel Geração e Transmissão S.A. (Copel GeT)	Curitiba/PR	Production and transmission of electricity	100	-	-	-	-	-
Copel Distribuição S.A.	Curitiba/PR	Distribution and marketing of electricity	100	-	-	-	-	-
Copel Telecomunicações S.A.	Curitiba/PR	Telecommunication and communication	100	-	-	-	-	-
Copel Renováveis S.A.	Curitiba/PR	Production of electricity from w ind sources	100	-	-	-	-	-
Copel Participações S.A.(Copel PAR)	Curitiba/PR	Control and management of interests	100	-	-	-	-	-
Copel Brisa Potiguar S.A. (17.2.1)	Curitiba/PR	Control and management of interests	-	-	100	-	-	-
Nova Asa Branca I Energias Renováveis S.A. (a)	S. Miguel do Gostoso/RN	Production of electricity from w ind sources	100	-	-	-	-	-
Nova Asa Branca II Energias Renováveis S.A. (a)	Parazinho/RN	Production of electricity from w ind sources	100	-	-	-	-	-
Nova Asa Branca III Energias Renováveis S.A. (a)	Parazinho/RN	Production of electricity from w ind sources	100	-	-	-	-	-
Nova Eurus IV Energias Renováveis S.A. (a)	Touros/RN	Production of electricity from w ind sources	100	-	-	-	-	-
Santa Maria Energias Renováveis S.A.	Maracanaú/CE	Production of electricity from w ind sources	100	-	-	-	-	-
Santa Helena Energias Renováveis S.A.	Maracanaú/CE	Production of electricity from w ind sources	100	-	-	-	-	-
Ventos de Santo Uriel S.A.	João Câmara/RN	Production of electricity from w ind sources	100	-	-	-	-	-
Cutia Empreendimentos Eólicos SPE S.A.	São Paulo/SP	Control and management of interests	100	-	-	-	-	-
Companhia Paranaense de Gás - Compagás	Curitiba/PR	Distribution of pipeline gas	51	-	-	-	-	49
Elejor - Centrais Elétricas do Rio Jordão S.A.	Curitiba/PR	Production of electricity	70	-	-	-	-	30
UEG Araucária Ltda.	Curitiba/PR	Production of electricity from natural gas	20	60	-	-	-	20
São Bento Energia, Investimentos e Participações S.A.	São Paulo/SP	Control and management of interests	100	-	-	-	-	-
GE Olho D’Água S.A.	São Bento do Norte/RN	Production of electricity from w ind sources	-	-	-	100	-	-
GE Boa Vista S.A.	São Bento do Norte/RN	Production of electricity from w ind sources	-	-	-	100	-	-
GE Farol S.A.	São Bento do Norte/RN	Production of electricity from w ind sources	-	-	-	100	-	-
GE São Bento do Norte S.A.	São Bento do Norte/RN	Production of electricity from w ind sources	-	-	-	100	-	-
Central Geradora Eólica São Bento do Norte I S.A. (a)	São Bento do Norte/RN	Production of electricity from w ind sources	-	-	-	-	100	-
Central Geradora Eólica São Bento do Norte II S.A. (a)	São Bento do Norte/RN	Production of electricity from w ind sources	-	-	-	-	100	-
Central Geradora Eólica São Bento do Norte III S.A. (a)	São Bento do Norte/RN	Production of electricity from w ind sources	-	-	-	-	100	-
Central Geradora Eólica São Miguel I S.A. (a)	São Bento do Norte/RN	Production of electricity from w ind sources	-	-	-	-	100	-
Central Geradora Eólica São Miguel II S.A. (a)	São Bento do Norte/RN	Production of electricity from w ind sources	-	-	-	-	100	-
Central Geradora Eólica São Miguel III S.A. (a)	São Bento do Norte/RN	Production of electricity from w ind sources	-	-	-	-	100	-
Usina de Energia Eólica Guajiru S.A. (a)	Curitiba/PR	Production of electricity from w ind sources	-	-	-	-	100	-
Usina de Energia Eólica Jangada S.A. (a)	Curitiba/PR	Production of electricity from w ind sources	-	-	-	-	100	-
Usina de Energia Eólica Potiguar S.A. (a)	Curitiba/PR	Production of electricity from w ind sources	-	-	-	-	100	-
Usina de Energia Eólica Cutia S.A. (a)	Curitiba/PR	Production of electricity from w ind sources	-	-	-	-	100	-
Usina de Energia Eólica Maria Helena S.A. (a)	Curitiba/PR	Production of electricity from w ind sources	-	-	-	-	100	-
Usina de Energia Eólica Esperança do Nordeste S.A.(a)	Curitiba/PR	Production of electricity from w ind sources	-	-	-	-	100	-
Usina de Energia Eólica Paraíso dos Ventos do
Nordeste S.A. (a)	Curitiba/PR	Production of electricity from w ind sources	-	-	-	-	100	-
(a) Pre-operating stage.

17.2.1     Copel Brisa Potiguar S.A.

On 01.21.2015, the joint stock company Copel Brisa Potiguar S.A., wholly owned subsidiary of Copel Renováveis S.A., was incorporated with the purpose of performing the management of the windfarm enterprises related to the following Special Purpose Companies - SPCs:  Nova Asa Branca I Energias Renováveis S.A., Nova Asa Branca II Energias Renováveis S.A., Nova Asa Branca III Energias Renováveis S.A., Nova Eurus IV Energias Renováveis S.A., Santa Maria Energias Renováveis S.A., Santa Helena Energias Renováveis S.A. and Ventos de Santo Uriel S.A..

32

17.2.2     Summarized financial statements of subsidiaries with non-controlling interest

06.30.2015	Compagás	Elejor	UEG Araucária
ASSETS	623,700	701,378	1,236,287
Current assets	261,401	46,886	829,716
Noncurrent assets	362,299	654,492	406,571
LIABILITIES	623,700	701,378	1,236,287
Current liabilities	252,687	150,924	236,415
Noncurrent liabilities	71,304	505,767	13,902
Equity	299,709	44,687	985,970
STATEMENT OF INCOME
Operating revenues	879,290	115,358	1,120,273
Operating costs and expenses	(846,811)	(59,544)	(751,523)
Financial results	1,447	(50,638)	17,734
Income tax and social contribution	(12,243)	(1,748)	(131,253)
Net income for the period	21,683	3,428	255,231
Total comprehensive income	21,683	3,428	255,231

STATEMENTS OF CASH FLOWS
Cash flow s from operational activities	(315)	21,337	331,177
Cash flow s from investiment activities	(53,310)	(389)	(12,509)
Cash flow s from financing activities	7,425	(25,860)	(252,670)
TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS	(46,200)	(4,912)	65,998
Cash and cash equivalents at the beginning of the period	99,424	28,732	2,962
Cash and cash equivalents at the end of the period	53,224	23,820	68,960
CHANGE IN CASH AND CASH EQUIVALENTS	(46,200)	(4,912)	65,998

17.3      Joint ventures

	Headquarters	Main activity	Equity + Advance for future capital increase	Interest %			Book value of share capital
06.30.2015				Copel	Copel PAR	Copel GeT
Dominó Holdings S.A.	Curitiba/PR	Interest in sew age treatment company	461,434	-	49.00	-	226,103
Costa Oeste Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	59,677	-	-	51.00	30,435
Marumbi Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	90,890	-	-	80.00	72,712
Transmissora Sul Brasileira de Energia S.A.	Curitiba/PR	Transmission of electricity	372,982	-	-	20.00	74,596
Caiuá Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	93,770	-	-	49.00	45,947
Integração Maranhense Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	192,735	-	-	49.00	94,440
Matrinchã Transmissora de Energia (TP NORTE) S.A. (a)	Curitiba/PR	Transmission of electricity	1,139,458	-	-	49.00	558,334
Guaraciaba Transmissora de Energia (TP SUL) S.A. (a)	Curitiba/PR	Transmission of electricity	397,651	-	-	49.00	194,849
Paranaíba Transmissora de Energia S.A. (a)	Rio de Janeiro/RJ	Transmission of electricity	298,065	-	-	24.50	73,026
Mata de Santa Genebra Transmissão S.A. (a)	Rio de Janeiro/RJ	Transmission of electricity	57,803	-	-	50.10	28,959
Cantareira Transmissora de Energia S.A. (a)	Rio de Janeiro/RJ	Transmission of electricity	59,668	-	-	49.00	29,237
Voltalia São Miguel do Gostoso I Participações S.A.	São Paulo/SP	Interests in companies	103,581	49.00	-	-	50,755
Paraná Gás Exploração e Produção S.A. (17.3.1)	Curitiba/PR	Exploration of natural gas	-	30.00	-	-	-

17.3.1     Paraná Gás Exploração e Produção S.A.

In February 2015, a deposit was made in a Banco do Brasil account to realize registration at the board of trade of R$114 referring to part of the capital subscribed in the company Paraná Gás Exploração e Produção S.A. which is in the process of being incorporated and in which Copel will hold an interest of 30%.

33

17.3.2     17.3.2  Main groups of assets, liabilities and results of joint ventures

06.30.2015	Dominó (a)	Costa Oeste	Marumbi	Transmissora Sul Brasileira	Caiuá	Integração Maranhense	Matrinchã	Guaraciaba	Paranaíba	Mata de Santa Genebra	Cantareira	Voltalia
ASSETS	491,906	100,101	154,443	745,101	219,243	429,328	1,875,924	873,824	695,506	547,498	65,295	103,858
Current assets	40,756	5,672	8,625	49,984	19,874	33,250	42,833	10,594	68,293	426,235	6,119	704
Cash and cash equivalents	2,125	3,313	8,262	23,648	2,692	2,165	38,455	7,225	64,666	425,815	4,902	1
Other current assets	38,631	2,359	363	26,336	17,182	31,085	4,378	3,369	3,627	420	1,217	703
Noncurrent assets	451,150	94,429	145,818	695,117	199,369	396,078	1,833,091	863,230	627,213	121,263	59,176	103,154
.
LIABILITIES	491,906	100,101	154,443	745,101	219,243	429,328	1,875,924	873,824	695,506	547,498	65,295	103,858
Current liabilities	30,472	6,029	11,679	47,494	26,458	68,310	78,328	411,191	379,915	488,321	102	277
Financial liabilities	-	3,167	4,375	20,770	7,302	13,047	43,108	395,837	378,373	487,530	3	-
Other current liabilities	30,472	2,862	7,304	26,724	19,156	55,263	35,220	15,354	1,542	791	99	277
Noncurrent liabilities	-	34,396	51,874	324,625	99,015	173,083	841,589	135,813	17,526	1,374	33,816	-
Financial liabilities	-	31,222	47,287	319,309	79,876	132,361	573,632	-	-	-	-	-
Advance for future capital increase	-	1	-	-	-	4,800	183,451	70,831	-	-	28,291	-
Other noncurrent liabilities	-	3,173	4,587	5,316	19,139	35,922	84,506	64,982	17,526	1,374	5,525	-
Equity	461,434	59,676	90,890	372,982	93,770	187,935	956,007	326,820	298,065	57,803	31,377	103,581
.
STATEMENT OF INCOME
Net operating income	-	10,139	27,164	47,612	8,735	59,139	-	-	-	-	21,816	-
Operating costs and expenses	(472)	(1,717)	(16,683)	(26,968)	(884)	(52,689)	(3,118)	(2,221)	(2,156)	(2,539)	(21,659)	-
Financial results	(10,787)	(959)	(997)	(15,852)	(4,227)	(4,564)	82,715	47,092	32,162	4,017	256	-
Equity in income of subsidiaries	34,080	-	-	-	-	-	-	-	-	-	-	(3,141)
Income tax and social contribution	-	(546)	(1,042)	(1,589)	(1,204)	346	(28,206)	(15,970)	(10,751)	(1,374)	(206)	-
Profit (loss) for the period	22,821	6,917	8,442	3,203	2,420	2,232	51,391	28,901	19,255	104	207	(3,141)
Total comprehensive income	22,821	6,917	8,442	3,203	2,420	2,232	51,391	28,901	19,255	104	207	(3,141)
(a) Balances adjusted to accounting practices

17.4      Associates

06.30.2015	Headquarters	Main activity	Equity + Advance for future capital increase	Interest %	Book value of share capital
Cia. de Saneamento do Paraná - Sanepar	Curitiba/PR	Basic sanitation	3,706,561	7.6252	282,633
Dona Francisca Energética S.A.	Agudo/RS	Electric Pow er	195,764	23.0303	45,085
Foz do Chopim Energética Ltda.	Curitiba/PR	Electric Pow er	41,470	35.77	14,834
Carbocampel S.A.	Figueira/PR	Coal exploration	3,104	49.00	1,521
Dois Saltos Empreendimentos de Geração de Energia Elétrica Ltda. (a)	Curitiba/PR	Electric Pow er	2,400	30.00	720
Copel Amec S/C Ltda.- em liquidação	Curitiba/PR	Services	413	48.00	198
Escoelectric Ltda.	Curitiba/PR	Services	529	40.00	212
Sercomtel S.A. Telecomunicações (b)	Londrina/PR	Telecommunications	-	45.00	-
(a) Pre-operating stage
(b) Investment reduced to zero in 2013 due to the impairment tests

34

17.4.1     Main groups of assets, liabilities and results of associates

06.30.2015	Sanepar (a)	Dona Francisca (a)	Foz do Chopim
ASSETS	8,151,752	210,196	44,956
Current assets	907,484	34,433	6,512
Noncurrent assets	7,244,268	175,763	38,444
LIABILITIES	8,151,752	210,196	44,956
Current liabilities	961,386	13,329	2,698
Noncurrent liabilities	3,483,805	1,103	788
Equity	3,706,561	195,764	41,470
STATEMENT OF INCOME
Net operating income	1,374,352	36,588	23,650
Operating costs and expenses	(1,048,480)	(14,479)	(9,643)
Financial income (expense)	(73,080)	3,082	63
Income tax and social contribution	(51,402)	(6,764)	(771)
Profit (loss) for the period	201,390	18,427	13,299
Total comprehensive income for the period	201,390	18,427	13,299

18      Property, Plant and Equipment

18.1      Asset by type of account – in service and in progress

Consolidated		Accumulated			Accumulated
	Cost	depreciation	06.30.2015	Cost	depreciation	12.31.2014
In service
Reservoirs, dams and aqueducts	7,620,523	(4,715,251)	2,905,272	7,619,405	(4,642,025)	2,977,380
Machinery and equipment	5,162,644	(2,705,730)	2,456,914	5,256,847	(2,720,761)	2,536,086
Buildings	1,520,540	(1,045,688)	474,852	1,520,232	(1,029,827)	490,405
Land	277,620	(6,577)	271,043	277,620	(5,214)	272,406
Vehicles	48,167	(34,954)	13,213	44,388	(33,183)	11,205
Aircraft	17,067	(7,477)	9,590	17,067	(5,770)	11,297
Furniture and tools	16,992	(10,334)	6,658	16,774	(9,935)	6,839
(-) Provision for impairment (a)	(46,571)	-	(46,571)	(46,571)	-	(46,571)
(-) Special Obligations	(13)	-	(13)	(14)	-	(14)
	14,616,969	(8,526,011)	6,090,958	14,705,748	(8,446,715)	6,259,033
In progress
Cost	3,327,140	-	3,327,140	2,805,865	-	2,805,865
(-) Provision for impairment (a)	(760,710)	-	(760,710)	(760,710)	-	(760,710)
	2,566,430	-	2,566,430	2,045,155	-	2,045,155
	17,183,399	(8,526,011)	8,657,388	16,750,903	(8,446,715)	8,304,188

35

18.2      Changes in Property, Plant and Equipment

Consolidated	Balance as of					Balance as of
	January 1, 2015	Additions	Depreciation	Write-offs	Transfers	June 30, 2015
In service
Reservoirs, dams and aqueducts	2,977,380	-	(73,225)	-	1,115	2,905,270
Machinery and equipment	2,536,087	-	(95,335)	(12,364)	28,529	2,456,917
Buildings	490,403	-	(15,861)	-	308	474,850
Land	272,407	-	(1,363)	-	-	271,044
Vehicles	11,204	-	(1,852)	(78)	3,938	13,212
Aircraft	11,297	-	(1,707)	-	1	9,591
Furniture and tools	6,839	-	(440)	(10)	269	6,658
(-) Provision for impairment	(46,571)	-	-	-	-	(46,571)
(-) Special Obligations	(14)	-	1	-	-	(13)
	6,259,032	-	(189,782)	(12,452)	34,160	6,090,958
In progress
Cost	2,805,866	558,174	-	(29)	(36,871)	3,327,140
(-) Provision for impairment	(760,710)	-	-	-	-	(760,710)
	2,045,156	558,174	-	(29)	(36,871)	2,566,430
	8,304,188	558,174	(189,782)	(12,481)	(2,711)	8,657,388

18.3      Colíder Hydroelectric Power Plant (HPP)

On July 30, 2010, at the Aneel Auction of Power from New Projects 003/10, Copel Geração e Transmissão won the rights to the concession of the Colíder Hydroelectric Power Plant, which will feature 300 MW of installed capacity; the concession is valid for 35 years from the date of signature of Concession Contract no. 001/11-MME-HPP Colíder, which took place on January 17, 2011.

This project is included in the Federal Government’s Growth Acceleration Program (PAC) and will comprise a main powerhouse rated 300 MW, which is enough to supply approximately one million people. The facility will take advantage of the hydroelectric potential discovered on the Teles Pires River, between the towns of Nova Canaã do Norte and Itaúba, in the northern region of the State of Mato Grosso.

The National Bank for Economic and Social Development (BNDES) approved the classification of the HPP Colíder project for financial support feasibility analysis and the signed financing agreement, amounted to R$1,041,155, in December 2013 was released the amount of R$840,106 as note 21.5.

The schedule for the beginning of operations went through a few adjustments.  Unit 1's date for the beginning of commercial operations, initially forecast for 04.30.2016, was transferred to the second semester of 2016.  Due to a delay in the construction work's schedule, a provision was recorded for impairment loss for the assets in December 2014, in the amount of R$678,529, as per Note 18.11 of the financial statements for the year ended 12.31.2014.  As of 06.30.2015, Management had not identified the need for additional provisions.

The Colíder Hydroelectric Power Plant’s power output was sold at an Aneel auction at a final price of R$103.40/MWh, as of July 1, 2010, adjusted according to the variation of the IPCA inflation index to R$143,26/MWh as of June 30, 2015 A total of 125 averages MW were sold, for supply starting in January 2015 for 30 years.

36

The Company submitted an application to Aneel to exclude its responsibility, so that the obligation to supply energy could be extended. The application is being analyzed by Aneel and in the meantime, the Company is honoring its commitment with energy surpluses not contracted from its other plants.

The assured power of the project, established in its concession agreement, was 179.6 averages MW, after full motorization.

The expenditures in this venture on June 30, 2015 totaled R$1.786.139.

Total commitments already assumed with suppliers of equipment and services in connection with the Colíder Hydroelectric Power Plant amounted to R$183.218 as of June 30, 2015.

18.4      Consórcio Tapajós

Copel Geração e Transmissão has signed a Technical Cooperation Agreement with eight other companies of the sector to conduct studies on the Tapajós and Jamanxim Rivers, in the North Region of Brazil, comprising an integrated environmental assessment of the Tapajós River Basin and viability and environmental studies of five hydroelectric projects, totaling 10,682 MW of installed capacity.

The expenditures on this project on June 30, 2015 totaled R$14.359.

18.5      Consórcio Empreendedor Baixo Iguaçu

On August 27, 2013 Copel Geração e Transmissão entered into a consortium with Geração Céu Azul S.A., with ownership percentage of 30% and 70%, respectively, to build and operate the Baixo Iguaçu Hydroelectric Power Plant, with a minimum installed capacity of 350.20 MW, located in Rio Iguaçu, between the municipalities of Capanema and Capitão Leônidas Marques, and between HPP Governador José Richa and the Iguaçu National Park, in Paraná State.

The start of commercial operation of Unit 1 is scheduled for December 31, 2017 and Units 2 and 3 for January and February 2018, respectively, and should be changed due to the suspension of the Installation License, as per the decision of the Federal Court of the 4th Region (TRF-RS), held on June 16, 2014, and that paralyzed the works as of its receipt on July 7, 2014.

As of March 31, 2015 the expenses incurred on this venture amounted to R$241.716.

37

19      Intangible Assets

19.1      Changes in intangible assets

			Concession contract		Concession and	Other
	in	in	Special liabilities		authorization	in	in
	service	progress	in service	progress	rights	service	progress	Consolidated
Balance as of January 1, 2015	497,289	1,435,463	(24,337)	(199,650)	423,722	24,753	16,916	2,174,156
Acquisitions	-	500,457	-	-	-	-	4,575	505,032
Customers contributions	-	-	-	(118,071)	-	-	-	(118,071)
ANEEL grant - use of public property	-	686	-	-	-	-	-	686
Transfers from property, plant and equipment	-	-	-	-	-	-	944	944
Capitalizations for accounts receivable related	-	-	-	-	-	-	-
to concession (Note 10.1)	-	(553,735)	-	95,689	-	-	-	(458,046)
Capitalizations for intangible in service	57,772	(57,772)	(1,154)	1,154	-	2,224	(2,224)	-
Amortization of quotas - concession and authorization	(154,825)	-	24,509	-	(2,164)	(3,830)	-	(136,310)
Amortization of quotas - Pasep/Cofins credits	(7,183)	-	1,257	-	-	(6)	-	(5,932)
Write-offs	410	(16,474)	(275)	-	-	-	-	(16,339)
Balance as of June 30, 2015	393,463	1,308,625	-	(220,878)	421,558	23,141	20,211	1,946,120

20      Payroll, Social Charges and Accruals

	Parent Company		Consolidated
Consolidated	06.30.2015	12.31.2014	06.30.2015	12.31.2014
Social security liabilities
Taxes and social contribution	1,863	2,680	28,409	35,975
Social security charges on paid vacation and 13th salary	2,429	2,006	35,314	32,306
	4,292	4,686	63,723	68,281
Labor liabilities
Payroll, net	-	23	1,228	1,252
Vacation and 13th salary	7,367	5,441	110,183	89,830
Profit sharing	1,467	2,643	20,649	93,153
Voluntary redundancy	-	-	-	72
Assignments to third parties	-	-	16	30
	8,834	8,107	132,076	184,337
	13,126	12,793	195,799	252,618

21      Suppliers

Consolidated		06.30.2015	12.31.2014
Energy supplies		970,763	757,174
Materials and supplies		532,711	509,674
Natural gas for resale		202,847	252,103
Charges for use of grid system		95,927	85,879
		1,802,248	1,604,830
	Current	1,787,999	1,587,205
	Noncurrent	14,249	17,625

38

21.1      Main Power purchase agreements

The power purchase agreements signed in the regulated power trading environment, shown at original value and adjusted annually according to the IPCA inflation index:

	Supply	Energy purchased	Auction	Average purchase
	period	(annual average MW)	date	price (R$/MWh)
Auction of power from existing facilities
2nd Auction - Product 2008	2008 to 2015	52.05	02.04.2005	83.13
4th Auction - Product 2009	2009 to 2016	45.01	11.10.2005	94.91
12th Auction-Product 2014 18M	01/01/2014 to 06/30/2015	9.67	17.12.2013	165.20
12th Auction-Product 2014 36M	01/01/2014 to 12/31/2016	162.86	17.12.2013	149.99
13th Auction-Product 2014 - DIS	05/01/2014 to 12/31/2019	109.05	30.04.2014	262.00
13th Auction-Product 2014 - QTD	05/01/2014 to 12/31/2019	278.97	30.04.2014	271.00
14th Auction-Product 2015 - 03 DIS	05/01/2014 to 12/31/2017	13.28	05.12.2014	191.99
14th Auction-Product 2015 - 03 QTD	05/01/2014 to 12/31/2017	17.32	05.12.2014	201.00
18th Auction-Product 2015 06M	01/01/2015 to 06/30/2015	148.76	15.01.2015	385.87
		836.97
Auction of power from new facilities
1st Auction- Product 2008 Hidro	2008 to 2037	3.61	16.12.2005	106.95
1st Auction- Product 2008 Termo	2008 to 2022	24.75	16.12.2005	132.26
1st Auction- Product 2009 Hidro	2009 to 2038	3.54	16.12.2005	114.28
1st Auction- Product 2009 Termo	2009 to 2023	40.44	16.12.2005	129.26
1st Auction- Product 2010 Hidro	2010 to 2039	69.87	16.12.2005	115.04
1st Auction- Product 2010 Termo	2010 to 2024	65.01	16.12.2005	121.81
3rd Auction- Product 2011 Hidro	2011 to 2040	57.66	10.10.2006	120.86
3rd Auction- Product 2011 Termo	2011 to 2025	54.22	10.10.2006	137.44
4th Auction- Product 2010 Termo	2010 to 2024	15.44	26.07.2007	134.67
5th Auction- Product 2012 Hidro	2012 to 2041	53.24	16.10.2007	129.14
5th Auction- Product 2012 Termo	2012 to 2026	115.38	16.10.2007	128.37
6th Auction- Product 2011 Termo	2011 to 2025	9.89	17.09.2008	128.42
7th Auction- Product 2013 Hidro	2013 to 2042	-	30.09.2008	98.98
7th Auction- Product 2013 Termo	2013 to 2027	110.96	30.09.2008	145.23
8th Auction- Product 2012 Hidro	2012 to 2041	0.01	27.08.2009	144.00
8th Auction- Product 2012 Termo	2012 to 2026	0.15	27.08.2009	144.60
		624.17
Structuring projects auction
Santo Antonio	2012 to 2041	133.77	10.12.2007	78.87
Jirau	2013 to 2042	247.00	19.05.2008	71.37
		380.77

39

22      Loans and Financing

Consolidated			Current liabilities		Noncurrent liabilities
	Principal	Charges	06.30.2015	12.31.2014	06.30.2015	12.31.2014
Foreign currency
STN (22.1)	-	706	706	596	83,236	70,601
	-	706	706	596	83,236	70,601
Local currency
Banco do Brasil (22.2)	422,356	122,866	545,222	728,039	985,702	830,446
Eletrobras (22.3)	49,387	17	49,404	49,484	61,859	81,277
Finep (22.4)	5,689	55	5,744	5,737	24,656	27,431
BNDES (22.5)	91,145	14,559	105,704	71,945	1,409,068	1,454,196
Banco do Brasil
Transfer BNDES (22.6)	11,369	467	11,836	11,825	131,689	137,373
	579,946	137,964	717,910	867,030	2,612,974	2,530,723
	579,946	138,670	718,616	867,626	2,696,210	2,601,324

Parent Company			Current liabilities		Noncurrent liabilities
	Principal	Charges	06.30.2015	12.31.2014	06.30.2015	12.31.2014
Foreign currency
STN (22.1)	-	706	706	596	83,236	70,601
Local currency
Banco do Brasil (22.2)	305,757	45,754	351,511	349,157	539,299	538,062
	305,757	46,460	352,217	349,753	622,535	608,663

22.1      Department of the National Treasury - STN

Type of	Number of	Issue	Final		Annual rate p.y.		Consolidated
bonus	installment	Date	maturity	Amortization	(interest + commission)	Principal	06.30.2015	12.31.2014
Par Bond	1	20.05.1998	11.04.2024	Single installment	6,0% + 0,20%	17,315	34,297	42,107
Discount Bond	1	20.05.1998	11.04.2024	Single installment	Libor semestral+0,8125%+0,20%	12,082	49,645	29,090
							83,942	71,197
						Current	706	596
					Noncurrent		83,236	70,601
Company: Copel
Guarantees:
Company’s centralized revenues account.
Deposited Collateral (Note 6.1): Par Bond in the amount of R$ 39,119 (R$ 33,525 on 12.31.2014), and Discount Bond in the amount of R$ 27,409 (R$ 23,431 on 12.31.2014).
Note:
The restructuring of medium and long-term debt in connection w ith the f inancing received under Law nº 4,131/62.

40

22.2      Banco do Brasil S.A.

		Issue	Number of	Final	Annual rate p.y.		Consolidated
Contracts		Date	installment	maturity	(interest + commission)	Principal	06.30.2015	12.31.2014
(a)	21/02155-4	09.10.2010	3	08.15.2015	98.5% of average rate of CDI	350,000	184,735	173,240
(b)	21/02248-8	06.22.2011	1	06.01.2015	109,0% of average rate of CDI	150,000	150,543	205,642
(c)	CCB 21/11062X	08.26.2013	3	07.27.2018	106.0% of average rate of CDI	151,000	182,781	171,209
(d)	CCB 330600773	07.11.2014	3	11.07.2019	111.8% of average rate of CDI	116,667	122,055	121,175
(e)	NC 330600132	02.28.2007	1	02.28.2014	107.8% of average rate of CDI	231,000	239,551	239,075
(f)	NC 330600151	07.31.2007	1	07.31.2014	111,0% of average rate of CDI	18,000	18,935	18,878
(g)	NC 330600609	08.19.2011	2	07.21.2016	109.41% of average rate of CDI	600,000	632,324	629,266
							1,530,924	1,558,485
						Current	545,222	728,039
					Noncurrent		985,702	830,446
Company:
Copel Distribuição: (a) (b) (c) (d)
Copel: (e) (f) (g)

Annual installment
Together with the data is the interest accrued on the installments, in the amount of R$ 75,000, falling due on May 16, 2017, and May 16, 2018: (b)
Together with the data is the interest accrued on the installments, in the amount of R$ 50,333, falling due on July 27, 2016, July 27, 2017 and July 27, 2018: (c)
Together with the data is the interest accrued on the installments, in the amount of R$ 38,889, falling due on July 11, 2017, July 11, 2018 and July 11, 2019: (d)
Together with the data is the interest accrued on the installments, in the amount of R$ 77,000, falling due on February 28, 2017, February 28, 2018 and February 28, 2019: (e)
Together with the data is the interest accrued on the installments, in the amount of R$ 6,000, falling due on July 30, 2015, July 30, 2016 and July 30, 2017: (f)
Together with the data is the interest accrued on the installments, in the amount of R$ 300,000, falling due on July 21, 2015 and July 21, 2016: (g)

Destination:
Working capital: (a) (b) (c)
Only purpose of paying the debts: (d) (e) (f) (g)

Collateral:
Copel’s accounts receivable: (a)
Pledge until 360 days: (a) (b)
Assignment of receivables: (c) (d)

41

22.3      Eletrobras - Centrais Elétricas Brasileiras S.A.

		Issue	Number of	Final	Annual rate p.y.		Consolidated
Contracts		Date	installment	maturity	(interest + commission)	Principal	06.30.2015	12.31.2014
(a)	1293/94	09.23.1994	180	06.30.2016	5,5% à 6,5% + 2,0%	307,713	33,501	50,237
(b)	980/95	12.22.1994	80	11.15.2018	8.0%	11	9	11
(c)	981/95	12.22.1994	80	08.15.2019	8.0%	1,169	278	311
(d)	982/95	12.22.1994	80	02.15.2020	8.0%	1,283	107	119
(e)	983/95	12.22.1994	80	11.15.2020	8.0%	11	141	154
(f)	984/95	12.22.1994	80	11.15.2020	8.0%	14	60	72
(g)	985/95	12.22.1994	80	08.15.2021	8.0%	61	38	99
(h)	002/04	06.07.2004	120	07.30.2016	8.0%	30,240	1,193	1,737
(i)	142/06	05.11.2006	120	09.30.2018	5,0% + 1,0%	74,340	11,827	13,588
(j)	206/07	03.03.2008	120	08.30.2020	5,0% + 1,0%	109,642	46,004	50,455
(k)	273/09	02.18.2010	120	12.30.2022	5,0% + 1,0%	63,944	12,333	13,154
(l)	2540/06	05.12.2009	60	10.30.2016	5,0% + 1,5%	2,844	600	824
(m) 415.855-22/2014		03.31.2015	120	12.08.2026	6.0%	5,095	5,172	-
							111,263	130,761
						Current	49,404	49,484
						Noncurrent	61,859	81,277
Company:
Copel Geração e Transmissão: (a)
Copel Distribuição: (b) (c) (d) (e) (f) (g) (h) (i) (j) (k) (l) (m)

Destination:
Financial cover up to 29.14% of the total project of HPP Governador José Richa Implementation and transmission system: (a)
National Program for Watering - Proni: (b) (c) (d) (e) (f) (g)
Rural Electricity Program - Luz para Todos: (h) (i) (j) (k) (m)
National Program for Efficient Public Lighting - ReLuz: cover 75% of the total cost of the Project for the City of Ponta Grossa:(l)

Collateral:
The guarantee is represented by the income, supported by pow er of attorney granted by a public instrument, and the issue of promissory notes equal to the number of installments falling due.

22.4      Finep

	Issue	Number of	Final	Annual rate p.y.		Consolidated
Contracts	Date	installment	maturity	(interest + commission)	Principal	06.30.2015	12.31.2014
21120105-00	05.17.2012	81	10.15.2020	4%	35,095	16,771	18,344
21120105-00	05.17.2012	81	10.15.2020	3,5% + TR	17,103	13,629	14,824
						30,400	33,168
					Current	5,744	5,737
					Noncurrent	24,656	27,431
Company:
Copel Telecomunicações.
Destination:
BEL project - ultra w ide band intranet service (Ultra Wide Band - UWB).
Collateral:
Withhold the amounts from the checking account in which revenues are deposited.

42

22.5      BNDES

		Issue	Number of	Maturity		Annual rate p.y.		Consolidated
Contracts		Date	installment	initial	final	(interest + commission)	Principal	06.30.2015	12.31.2014
(a)	820989.1	03.17.2009	179	02.15.2012	01.15.2028	1.63% above TJLP	169,500	143,525	149,196
(b)	1120952.1-A	12.16.2011	168	02.15.2012	04.15.2026	1.82% above TJLP	42,433	32,938	34,451
(c)	1120952.1-B	12.16.2011	168	02.15.2012	04.15.2026	1.42% above TJLP	2,290	1,777	1,859
(d)	1220768.1	09.28.2012	192	08.15.2013	07.15.2029	1.36% above TJLP	73,122	65,393	67,700
(e)	13211061	12.04.2013	192	11.15.2015	10.15.2031	1.49% above TJLP	1,041,155	852,332	850,782
(f)	13210331	12.03.2013	168	09.15.2014	08.15.2028	1.49% and 1.89% above TJLP	17,644	16,645	17,273
(g)	14205611-A	12.15.2014	72	02.15.2015	01.15.2021	2.09% p.y. above TJLP	41,583	37,486	30,008
(h)	14205611-B	12.15.2014	6	02.15.2016	02.15.2021	2.09 p.y. above TR BNDES	17,821	19,767	17,874
(i)	14205611-C	12.15.2014	113	02.15.2015	06.15.2024	6% p.y.	78,921	49,990	52,170
(j)	11211521	03.19.2012	192	07.15.2014	06.15.2030	2.34% p.y. above TJLP	54,100	56,578	58,635
(k)	11211531	03.19.2012	192	07.15.2014	06.15.2030	2.34% p.y. above TJLP	40,050	41,966	43,349
(l)	11211541	03.19.2012	192	07.15.2014	06.15.2030	2.34% p.y. above TJLP	90,900	95,175	98,311
(m)	11211551	03.19.2012	192	07.15.2014	06.15.2030	2.34% p.y. above TJLP	97,000	101,200	104,533
								1,514,772	1,526,141
							Current	105,704	71,945
							Noncurrent	1,409,068	1,454,196
Company:
Copel Geração e Transmissão: (a) (b) (c) (d) (e) (f)						GE Boa Vista: (k)
Copel Distribuição: (g) (h) (i)						GE São Bento do Norte: (l)
GE Farol: (j)						GE Olho D'Agua: (m)
Destination:
Construction of the Mauá Hydroelectric Pow er Plant and its transmission system: (a)
Implementation of transmission line betw een substations Foz do Iguaçu and Cascavel Oeste: (b)
Purchase of machinery and equipment: (c)
Implementation of Cavernoso II SHP: (d)
Implementation of HPP Colíder and associated transmission system: (e)
Implementation of the 230/138kV Cerquilho III Substation: (f)
Investment in preservation of businesses, improvements, operational support and general investments in expansion: (g) (h)
National machinery and equipment accredited by BNDES: (i)
Construction and implementation of w ind generating plant: (j) (k) (l) (m)
Collateral:
All the revenues from the sale of energy under Agreements for Energy Trade on the Regulated Pow er Market (“Contracts for the
Sale of Energy in the Regulated Environment” or CCEARs) in connection w ith this project (a) (d)
Copel Geração e Transmissão has undertaken to assign to the BNDES the rights it holds under Concession Arrangement nº 027/2009-ANEEL, and to submit as a guarantee to the BNDES the credit rights deriving from the provision of energy transmission services stipulated in the
Concession Arrangement (Transmission Services Agreement 09/2010), by Copel Geração e Transmissão and the National Electric System Operator (Operador Nacional do Sistema Elétrico or ONS), the transmission concession operators and the users of the transmission system, including the entire revenue deriving from the transmission services provided: (b) (c)
Statutory assignment of the rights under Concession Agreement 01/2011MME-HPP Colíder and statutory assignment under the electricity purchase and sale agreement (CCVEE) betw een Copel and Sadia S.A.: (e)

Statutory assignment of the rights under Public Electricity Transmission Service Concession Agreement nº 015/2010-ANEEL, betw een Copel and the federal government: (f)

Surety of Companhia Paranaense de Energia; fiduciary assignment of income and indemnity rights of the concession (g) (h) (i)
Pledge of shares of subsidiaries belonging to the Company; fiduciary assignment of receivables from electricity sales revenue; fiduciary assignment of machinery and equipment assembled or built w ith the proceeds from this contract: (j) (k) (l) (m)

43

22.6      Banco do Brasil - Distribution of Funds from BNDES

	Issue	Number of	Maturity		Annual rate p.y.		Consolidated
Contracts	Date	installment	initial	final	(interest + commission)	Principal	06.30.2015	12.31.2014
21/02000-0	04.16.2009	179	02.15.2012 01.15.2028		2.13% above TJLP	169,500	143,525	149,198
							143,525	149,198
						Current	11,836	11,825
						Noncurrent	131,689	137,373
Company:
Copel Geração e Transmissão
Financial charges:
It will be paid quarterly during the grace period and monthly after the first payment of the principal amount
Collateral:
All the revenues from the sale of energy under Agreements for Energy Trade on the Regulated Pow er Market (“Contracts for the Sale of Energy in the Regulated Environment” or CCEARs) in connection w ith this project

22.7      Breakdown of loans and financing by currency and index

Index and change in foreign currencies			Consolidated
	accumulated in the period (%)	06.30.2015%		12.31.2014%
Foreign currency
U.S. Dolar	16.81	83,942	2.46	71,197	2.05
		83,942	2.46	71,197	2.05
Local currency
TJLP	20.00	1,588,540	46.52	1,605,429	46.28
Ufir	0.00	77,761	2.28	80,524	2.32
Finel	0.85	33,502	0.98	50,236	1.45
CDI	17.89	1,530,924	44.83	1,558,486	44.93
TR	0.64	13,630	0.40	14,824	0.43
IPCA	6.17	19,767	0.58	17,821	0.51
Without indexer	-	66,760	1.95	70,433	2.03
		3,330,884	97.54	3,397,753	97.95
		3,414,826	100.00	3,468,950	100.00
	Current	718,616		867,626
	Noncurrent	2,696,210		2,601,324

22.8      Maturity of noncurrent installments

		Parent Company				Consolidated
	Foreign	Local		Foreign	Local
06.30.2015	currency	currency	Total	currency	currency	Total
2016	-	303,842	303,842	-	432,958	432,958
2017	-	82,475	82,475	-	395,848	395,848
2018	-	76,491	76,491	-	388,954	388,954
2019	-	76,491	76,491	-	250,837	250,837
2020	-	-	-	-	132,111	132,111
After 2021	83,236	-	83,236	83,236	1,012,266	1,095,502
	83,236	539,299	622,535	83,236	2,612,974	2,696,210

44

22.9      Changes in loans and financing

	Foreign currency		Local currency
Consolidated	Current	Noncurrent	Current	Noncurrent	Total
Balance as of January 1, 2015	596	70,601	867,030	2,530,723	3,468,950
Funding	-	-	450,000	15,095	465,095
Charges	1,851	-	147,278	26,319	175,448
Monetary and exchange variations	-	12,635	224	986	13,845
Transfers	-	-	(39,851)	39,851	-
Amortization - principal	-	-	(501,404)	-	(501,404)
Payment - charges	(1,741)	-	(205,367)	-	(207,108)
Balance as of June 30, 2015	706	83,236	717,910	2,612,974	3,414,826

22.10    Contracts with clauses for anticipated maturity

The Company and its subsidiaries contracted loans which include clauses requiring that they maintain certain economic-financial indices within previously established parameters, as well as other conditions that have to be observed, such as: no alterations to the investment interest of the Company in the capital of subsidiaries that represents a change in control, without prior notice. Non compliance with these terms could result in the anticipated maturity of the debts and/or fines.

At June 30, 2015, all contractual covenants had been complied.

45

23      Debentures

	Issue	Number of	Maturity		Annual rate p.y.		Consolidated
Debentures	Date	installment	initial	final	(interest)	Principal	06.30.2015	12.31.2014
(a) 5th	05.13.2014	3	05.13.2017	05.13.2019	111.5% above DI	1,000,000	1,014,327	1,010,485
(b) 1st	05.20.2015	3	05.20.2018	05.20.2020	113.0% above DI	1,000,000	1,010,379	-
(c) 1st	10.30.2012	2	10.30.2016	10.30.2017	DI + Spread 0.99% p.y.	1,000,000	1,021,398	1,019,037
(d) 2nd	09.26.2013	60	10.26.2013	09.26.2018	DI + Spread 1.00% p.y.	203,000	131,720	152,040
(e) 1st	06.15.2013	40	09.15.2015	12.15.2018	TJLP+1.7% p.y.+1.0% p.y.	62,626	62,227	53,554
(f) 1st	06.10.2014	1	-	06.10.2015	100% CDI + Spread 1,45% p.y.	222,000	223,603	235,747
(g) 1st	06.10.2014	1	-	06.10.2015	100% CDI + Spread 1,30% p.y.	108,000	110,045	114,585
							3,573,699	2,585,448
						Current	222,893	431,491
					Noncurrent		3,350,806	2,153,957
Company:
Copel: (a)				Compagás: (e)		Nova Eurus IV: (f)
Copel Geração e Transmissão: (b)				Nova Asa Branca I: (f)		Ventos de Santo Uriel: (f)
Copel Distribuição: (c)				Nova Asa Branca II: (f)		Santa Maria: (g)
Elejor: (d)				Nova Asa Branca III: (f)		Santa Helena: (g)
Characteristics:
Simple debentures, single series, unconvertible, unsecured debenture, w as approved for public offering under restricted placement efforts, pursuant to CVM Instruction number 476, in the minimum amount of R$ 1,000,000 (a, b, c) and R$ 203,000 (d)
Notes w ere issued w ith a unit value of R$ 10, in quantity of 100,000 (a, b, c) and 20,300 (d)
Simple floating debentures, issued privately in a single series and not convertible into shares, in the amount of R$ 62,626 (e)
Securities w orth R$ 1 per unit w ere issued in the quantity of: 62,626 (e)
Simple, single series, unsecured and not convertible into shares debentures that are to be distributed in the market under restricted placement efforts, pursuant to CVM (Brazilian Securities and Exchange Commission) Instruction 476, in the minimum amounts of:
R$ 53,000 - N. Asa Branca I; R$ 58,000 - N. Asa Branca II; R$ 50,000 - N. Asa Branca III; R$ 30,000 - N. Eurus IV; and
R$ 31,000 - Ventos de Santo Uriel. (f)
Simple, single series, unsecured and not convertible into shares debentures that are to be distributed in the market under restricted placement efforts, pursuant to CVM (Brazilian Securities and Exchange Commission) Instruction 476, in the minimum amounts of:
R$ 50,000 - Santa Maria; and R$ 58,000 - Santa Helena. (g)
Securities w ith a unit value of R$ 10 w ere issued in the amounts of: 5,300 - N. Asa Branca I; 5,800 - N. Asa Branca II;
5,000 - N. Asa Branca III; 3,000 - N. Eurus IV; and 3,100 - Ventos Santo Uriel. (f)
Securities w ith a unit value of R$ 10 w ere issued in the amounts of: 5,000 - Santa Maria; and 5,800 - Santa Helena: (g)
The unit value of debentures w ill not be adjusted for inflation: (a) (b) (c) (d) (e) (f) (g)
Finance charges:
Interest paid half-yearly in May and November: (a)
Interest paid yearly in May : (b)
Interest paid half-yearly in April and October: (c)
Interest paid monthly: (d)
Interest paid quarterly in March, June, September and December: (e)
Interest paid half-yearly in June and December: (f)
Interest paid in a lump sum on maturity date: (g)
Allocation:
Working capital or used to make investments in the issuer: (a) (b) (c)
Full settlement of the loan agreement w ith Copel: (d)
Fund investment plan of the issuer: (e)
Redemption of promissory notes and investment in w ind farms: (f) (g)
Collaterals:
Personal guarantee (a) (b) (c) (d) (f) (g)
Floating: (e)
Guarantor:
Copel: (b) (c) (f) (g)
Copel, at the ratio of 70% and Paineira Participações S.A., at the ratio of 30%: (d)
Compagás: (e)
Trustee:
Pentágono: (a) (b) (c)
C&D Distribuidora de Títulos e Valores Mobiliários S.A.: (d) (f) (g)
BNDES Participações S.A. - BNDESPAR: (e)

46

23.1      Changes in debentures

			Consolidated
	Current	Noncurrent	Total
Balance as of January 1, 2015	431,491	2,153,957	2,585,448
Funding	-	1,008,633	1,008,633
Charges	184,782	(2,186)	182,596
Transfers	(190,402)	190,402	-
Amortization - principal	(83,659)	-	(83,659)
Payment - charges	(119,319)	-	(119,319)
Balance as of June 30, 2015	222,893	3,350,806	3,573,699

23.2      Contracts with clauses for anticipated maturity

Copel and your subsidiaries issued debentures that contain covenants that require the maintenance of certain economic and financial indices within previously established parameters with enforceability of compliance with annual and other conditions to be observed, such as changing the shareholding of the Company in the share capital representing a change of control without the prior consent of the Debenture Holders; not making without prior written consent of the Debenture holders, payments of dividends or payments of interest on equity, if they are in arrears regarding compliance with any of their financial obligations or they do not meet the established financial indices. Failure to comply with these conditions may allow early call of the debentures.

At June 30, 2015, all contractual covenants had been complied.

24      Post-Employment Benefits

The Company and its subsidiaries sponsor retirement and pension plans (Unified Plan and Plan III) and a medical and dental care plan (Healthcare Plan) to both current and retired employees and their dependents.

24.1      Benefit Pension Plan

The unified pension plan is a Defined Benefit Plan - BD in which the income is predetermined, according to each individual's salary, and pension plan III is a Defined Contribution Plan - CD.

The costs assumed by the sponsors for these plans are recognized according to the actuarial evaluation prepared annually by independent actuaries in accordance with Technical Pronouncement CPC 33 (R1)/IAS 19 and IFRC 14, issued by the Accounting Pronouncements Committee – CPC compulsory for public stock corporations as of January 1, 2013, and refer to employee benefits, and correlated to IAS 19 (R1) and IFRIC 14. The economic and financial assumptions for purposes of the actuarial evaluation are discussed with the independent actuaries and approved by the sponsors’ management.

24.2      Healthcare Plan

The Company and its subsidiaries allocate resources for the coverage of health-care expenses incurred by their employees and their dependents, within rules, limits, and conditions set in specific regulations. Coverage includes periodic medical exams and is extended to all retirees and pensioners for life.

47

24.3      Statement of financial position and statement of income

Amounts recognized in the statement of financial position, under Post-Employment Benefits, are summarized below:

		Parent Company		Consolidated
		06.30.2015	12.31.2014	06.30.2015	12.31.2014
Pension plan		7	-	799	1,030
Healthcare plan		9,020	8,196	950,550	897,588
		9,027	8,196	951,349	898,618
	Current	7	-	37,123	37,404
	Noncurrent	9,020	8,196	914,226	861,214

The amounts recognized in the statement of income are shown below:

		Parent Company		Consolidated
	06.30.2015	06.30.2014	06.30.2015	06.30.2014
Pension plan (CD)	1,953	2,837	26,993	24,250
Pension plan (CD) - management	227	249	470	562
Healthcare plan - post employment	772	1,157	71,184	51,064
Healthcare plan - active employees	997	1,548	27,183	20,675
Healthcare plan - management	39	39	68	68
	3,988	5,830	125,898	96,619

.		Parent Company		Consolidated
	04.01.2015	04.01.2014	04.01.2015	04.01.2014
	to 06.30.2015	to 06.30.2014	to 06.30.2015	to 06.30.2014
Pension plan (CD)	991	1,326	13,078	11,049
Pension plan (CD) - management	148	152	297	347
Healthcare plan - post employment	385	1,084	35,609	25,538
Healthcare plan - active employees	491	768	12,693	10,233
Healthcare plan - management	19	20	33	35
	2,034	3,350	61,710	47,202

24.4      Changes in the post-employment benefits

Consolidated
	Current	Noncurrent	Total
Balance as of January 1, 2015	37,404	861,214	898,618
Appropriation of actuarial calculation	-	71,184	71,184
Pension and healthcare contributions	63,542	-	63,542
Transfers	18,172	(18,172)	-
Amortizations	(81,995)	-	(81,995)
Balance as of June 30, 2015	37,123	914,226	951,349

24.5      Actuarial valuation pursuant to CPC 33 (R1)

The Company, in compliance with the CPC 33 (R1), opts to prepare the actuarial report annually.

The information prepared in compliance with the Actuarial Assessment Report is included in Note 24 to the financial statements as of December 31, 2014.

48

25      Customer Charges Due

Consolidated	06.30.2015	12.31.2014
Energy Development Account (CDE) (a)	207,990	11,709
Global Reversal Reserve (RGR)	10,016	11,524
	218,006	23,233
(a) Aneel published Technical Notes no 53/2015 and Resolutions nos 1856/2015 and 1857/2015.

26      Research and Development and Energy Efficiency

26.1      Balance recognized to invest in R&D (Research and Development) and EEP (Energy Efficiency Program)

Consolidated	Applied and	Balance	Balance	Balance as of	Balance as of
	unfinished	to collect	to apply	06.30.2015	12.31.2014
Research and Development - R&D
FNDCT (a)	-	5,977	-	5,977	5,742
MME	-	2,988	-	2,988	2,872
R&D	42,720	-	190,332	233,052	211,984
	42,720	8,965	190,332	242,017	220,598
Energy efficiency program - EEP	39,062	-	97,988	137,050	115,166
	81,782	8,965	288,320	379,067	335,764
			Current	163,685	175,972
			Noncurrent	215,382	159,792
(a) National Fund for Scientific and Technological Development

26.2      Changes in balances for R&D and EEP

Consolidated	FNDCT	MME	R&D		EEP
	current	current	current	noncurrent	current	noncurrent	Total
Balance as of January 1, 2015	5,742	2,872	81,127	130,857	86,231	28,935	335,764
Additions	18,881	9,440	461	18,420	-	21,127	68,329
Performance agreement	-	-	-	-	-	984	984
Selic interest rate	-	-	111	10,117	-	4,942	15,170
Payments	(18,646)	(9,324)	-	-	-	-	(27,970)
Concluded projects	-	-	(8,041)	-	(5,169)	-	(13,210)
Balance as of June 30, 2015	5,977	2,988	73,658	159,394	81,062	55,988	379,067

49

27      Accounts Payable related to concession - Use of Public Property

Consolidated					Discount	Annual
		Grant	Signature	Closing	Rate	Adjustment	06.30.2015	12.31.2014
(a)	HPP Mauá	06.29.2007	07.03.2007	07.2042	5.65% p.y	IPCA	14,956	14,200
(b)	HPP Colider	12.29.2010	01.17.2011	01.2046	7.74% p.y	IPCA	20,743	19,621
(c)	HPP Baixo Iguaçu	07.19.2012	08.20.2012	01.2047	7.74% p.y	IPCA	5,909	5,363
(d)	SHP Cavernoso	07.11.2013	07.11.2013	07.2018	7.74% p.y	IPCA	109	117
(e)	SHP Apucaraninha	07.11.2013	07.11.2013	07.2018	7.74% p.y	IPCA	763	819
(f)	SHP Chopim I	07.11.2013	07.11.2013	07.2015	7.74% p.y	IPCA	5	33
(g)	SHP Chaminé	07.11.2013	07.11.2013	07.2018	7.74% p.y	IPCA	1,317	1,417
(h)	SHP Derivação Rio Jordão	07.11.2013	02.24.2014	02.2019	7.74% p.y	IPCA	767	806
(i)	HPP Fundão e HPP Santa Clara	10.23.2001	10.25.2001	10.2036	11.00% p.y	IGPM	465,984	449,351
							510,553	491,727
						Current	55,141	54,955
						Noncurrent	455,412	436,772
Company:
Copel Geração e Transmissão: (a) (b) (c) (d) (e) (f) (g) (h)
Elejor: (i)

Discount rate applied to calculate present value:
Actual net discount rate, in line w ith the estimated long-term rate. It bears no relationship w ith the expected project return.

Payment to the federal government:
Monthly installments equivalent to 1/12 of the proposed annual payment of R$ 643 (51% of R$ 1,262), according to clause six of Concession Agreement nº. 001/07: (a)
Monthly installments of 1/12 of the proposed annual payment of R$ 1,256, from the start of commercial operation of HPP, as clause 6 of the Concession Agreement nº. 001/11: (b)
Monthly installments equivalent to 1/12 of the proposed annual payment, according to clause 5a of Concession Agreement nº. 007/2013 for 5 years: (c) (d) (e) (f) (g) (h)
Monthly installments equivalent to 1/12 from the proposed annual payment of R$ 19,000, from the 6th to 35th year of grant or w hile in the exploitation of hydropow er facilities, as Terms of Ratification of Bidding and clause six of the Concession Contract nº. 125/01: (i)

27.1      Change in Accounts Payable related to concession - Use of Public Property

Consolidated
	Current	Noncurrent	Total
Balance as of January 1, 2015	54,955	436,772	491,727
ANEEL grant - use of public property	-	686	686
Transfers	27,601	(27,601)	-
Payments	(27,415)	-	(27,415)
Monetary variations	-	45,555	45,555
Balance as of June 30, 2015	55,141	455,412	510,553

50

28      Other Accounts Payable

Consolidated
		06.30.2015	12.31.2014
Other consumer charges - tariff flag		92,247	-
Reimbursements to customer contributions		29,820	27,817
Pledges in guarantee		19,799	17,721
Financial offset for the use of w ater resources		16,648	22,259
Customers		15,745	15,954
Investment acquisition		11,127	18,228
Public lighting rate collected		9,308	21,267
Other liabilities		48,108	35,048
		242,802	158,294
	Current	241,146	157,988
	Noncurrent	1,656	306

29      Provision for litigation and contingent liabilities

29.1      Provision for litigation

The Company and its subsidiaries are party to several claims filed before different courts. Copel’s management, based on the opinion of its legal counsel, maintains a provision for contingencies in connection with lawsuits with probable chance of an unfavorable outcome.

Change in provision for contingencies

Consolidated				Additions to
	Balances as of			fixed assets		Balances as of
	January 1, 2015	Additions	Reversals	in progress	Discharges	June 30, 2015
Fiscais
Cofins (a)	254,386		(12,186)			242,200
Others	37,458	47,807	(490)		(3)	84,772
	291,844	47,807	(12,676)		(3)	326,972
Labors (b)	326,246	69,461	(12,338)		(13,857)	369,512
Employee benefits (c)	114,543	26,973	(189)		(19,209)	122,118
Civil
Suppliers (d)	60,680	38,426	(8,110)		(57,812)	33,184
Civil and administrative claims (e)	256,169	65,084	(10,110)		(7,034)	304,109
Easements	25,407	14,482	(102)		(260)	39,527
Expropriations and property (f)	402,219	34,148	(4,936)	1,469	(798)	436,800
Customers	10,602	5,022	(366)			15,258
	755,077	157,162	(23,624)	1,469	(65,904)	828,878
Environmental	479	62	-	-	-	541
Regulatory (g)	58,443	1,121	(7,374)	-	(1,185)	51,005
	1,546,632	302,586	(56,201)	1,469	(100,158)	1,699,026

51

Parent company	Balance as of			Balance as of
	January 1, 2015	Additions	Reversals	June 30, 2015
Tax
Cofins (a)	254,386	-	(12,186)	242,200
Others	29,338	2,688	(488)	31,538
	283,724	2,688	(12,674)	273,738
Labor	159	127	(286)	-
Civil	672	25,438	(512)	25,598
Regulatory (g)	12,764	-	-	12,764
	297,319	28,253	(13,472)	312,100

Information on main lawsuits

a)    Contribution for Social Security Funding - COFINS

Author: Federal Taxing Department

Cofins collection for the periods from August 1995 to December 1996 and from October 1998 to June 2001, because of deconstitution of the sentence, which had recognized the Company's exemption as to payment of COFINS tax.

b)    Current situation: awaiting judgment.

Authors: former employees of Copel and its subsidiaries and former employees of contractors and outsourced companies

Labor claims comprise claims filed by former employees in connection with the payment of overtime, hazardous working conditions, transfer bonuses, salary equality/reclassification, and other matters, and also claims by former employees of contractors and third-parties (secondary responsibility) involving indemnity and other matters.

c)    Employee benefits

Authors: retired former employees of Copel and its wholly owned subsidiaries

The labor claims against the Copel Foundation, which will have consequential impact on the Company and its wholly owned subsidiaries, since additional contributions will be required.

d)    Suppliers

Authors: Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A.

In 2006 Energética Rio Pedrinho S.A. and Consórcio Salto Natal Energética S.A. enforced awards at the FGV arbitration chamber, with a joint value of R$54,895, which ordered Copel Distribuição S.A. to pay obligations and charges deriving from the electricity sale and purchase agreements, plus monetary restatement and arrears interest, which were signed during the term of the Distributed Generation Program in Paraná state - Progedis.

52

In progress before the 3rd Public Finance Court of Curitiba, Probable losses were provision for classified, namely in the judicial proceeding involving deposits of R$22,822 (October 2009), R$11,832 (February 2010) and R$35,912 (June 2010), redeemed from the judicial account subsequently by the creditors in October 2010 and January 2011, in the amounts of R$36,515 and R$37,498 respectively, against a bank guarantee. In 2011 they requested enforcement of the remaining balances as arrears interest, in the amounts of R$12,790 and R$9,371, which after they had been deposited were also redeemed against the bank guarantee in April 2012.

Current situation: Court decisions, published in January and April 2015 accepted applications to release the deposits to the suppliers, and there are now no remaining amounts being disputed in these enforcements, except for Consórcio Salto Natal which is still claiming the difference with the residual balance of the arrears interest of approximately R$3,853 in December 2011, which has been classified as a remote risk, deemed misplaced by 1 and 2 degrees. The executing creditor has submitted a new appeal. A special appeal submitted by Copel is pending judgment by the High Court of Justice in an annulment proceeding filed against the arbitration awards being enforced.

e)    Civil and administrative claims

Author: Tradener Ltda.	Amount estimated: R$132.430

Class actions and civil public actions were filed in which illegalities and annulments relating to the execution of the electric power purchase agreement entered into between the Company and Tradener are pointed out. Class action No. 588/2006 has already been rendered final and unappeasable, and the ruling recognized as valid commissions payable by the Company to Tradener. In the civil public action No. 0000219-78.2003.8.16.0004, filed by the Prosecution Office, a decision has also been rendered ruling on the absence of irregularities in the electric power purchase agreement. Therefore, the Tradener brought recovery lawsuits, seeking to receive its commissions.

Current situation: - case record 0005550-26.2012.8.16.0004 - in the judgment rendered on 09/29/2014, the Company was ordered to pay the commissions due to Tradener in the amount of R$17,765 on 09/30/2012, which accrues default interest of 1% per month from the date of notification (10/25/2012), plus attorneys' fees set at 9% of the value of the sentence and court costs, totaling R$49.658 on 06/30/2015. The Company filed an appeal against this decision, which is still pending judgment.

- case record 00059-90.22.2012.8.16.0004 - in the judgment rendered on 01/27/2014 the Company was ordered to pay the amount of R$82.772, which is the value updated by the INPC/IBGE from the maturity of the commissions payable to Tradener under the purchase agreement entered into with Celesc, plus default interest of 1% per month, as of the date of notification (10/31/2012), as well as attorneys' fees in the amount of R$55, which should be adjusted for inflation from the date of judgment by the INPC/IBGE, from 01/27/2014. The Company filed an appeal against this decision, which is still pending judgment.

53

f)     Expropriations and property

Author: Ivaí Engenharia de Obras S.A.	Amount estimated: R$378.505

Collection proceeding filed by plaintiff based on the previous declaratory action, which aimed to establish the plaintiff's credit receivable due to the changing economic and financial conditions of the contract with Copel Geração e Transmissão.

Current situation: pending judgment of the second motion for clarification filed by Copel Geração e Transmissão before the STJ disputing the discrepancy deriving from the application of the Selic base interest rate as a monetary restatement index plus the arrears interest applied when preparing the expert report A provisional enforcement is in progress, but it has been suspended by an injunction submitted by Copel and accepted by the Paraná state Court of Appeal in December 2014.

g)    Regulatory

Authors: Companhia Estadual de Energia Elétrica - CEEE and Dona Francisca Energética S.A.

Amount estimated: R$41,915

Copel, Copel Geração e Transmissão and Copel Distribuição are discussing in the administrative and judicial spheres of the Regulator possible breaches of regulatory standards, including lawsuits involving the above-mentioned companies, against Aneel Decree No. 288/2002.

Current situation: awaiting judgment.

29.2      Contingent liabilities

The Company and its subsidiaries are party to several claims filed whose losses are considered likely based on the opinion of its legal counsel, for which no provisions were recorded.

	Parent company		Consolidated
	06.30.2015	12.31.2014	06.30.2015	12.31.2014
Tax (a)	1,154,700	1,177,495	1,345,101	1,356,224
Labor	209	964	579,876	558,873
Employee benefits	-	-	114,362	107,118
Civil (b)	2,793	32,257	819,965	698,084
Regulatory	1,815	606	22,284	18,464
	1,159,517	1,211,322	2,881,588	2,738,763

Information on main lawsuits

a)    Tax

Author: Federal Taxing Department	Amount estimated: R$728.296

Interest and fines relating to the COFINS charges. Due to the strong arguments for the defense of such charges, it is classified as possible. The principal amount of this debit, however, is classified as probable and is currently being discussed in the tax foreclosure filed by the Federal Government, which is pending before the 2nd Federal Court, as disclosed in Note 29.1-a.

54

Current situation: awaiting judgment.

Author: Social Security National Institute - INSS	Amount estimated: R$181,014

Tax demands against Copel concerning tax enforcement, in order to recover the social security on the sale of hand labor (NFLD No. 35.273.870-7).

Current situation: awaiting judgment.

Author: Social Security National Institute - INSS	Amount estimated: R$25,468

Tax demands against Copel concerning tax enforcement, in order to recover the social security on the sale of hand labor (NFLD No. 35.273.876-6).

Current situation: awaiting judgment.

b)    Civil

Author: Mineradora Tibagiana Ltda.	Amount estimated: R$114.785

Legal action seeking compensation for alleged losses in mining activities for the construction work of the HPP Mauá, by the Energy Consortium Cruzeiro do Sul, in which Copel Geração e Transmissão participates with the percentage of 51%.

Current situation: awaiting judgment.

Author: Ivaí Engenharia de Obras S.A.	Amount estimated: R$313.999

Recovery action filed by the plaintiff grounded on previous declaratory action seeking recognition of the plaintiff’s credit claim due to the economic and financial imbalance of contract signed with Copel Geração e Transmissão. The principal amount of this debt is classified as a probable loss.

Current situation: awaiting judgment of the second appeal for review of decision filed by Copel Geração e Transmissão before the Supreme Court of Justice, in which it is challenged the difference in values arising from the assessment of Selic rate as a monetary adjustment index plus interest for late payment, applied in the preparation of the expert report. There is already provisional execution in progress, however, is suspended for injunctive Copel presented and accepted in Paraná Court of Justice in December 2014.

Authors: franchisees of the Agency / Copel store	Amount estimated: R$38.200

Filing of two individual claims against Copel Distribuição of the franchise contracts for Copel branches/stores, with the main petition claiming an extension of the term of the contract and secondary petition to recognize the existence of a sub concession, with transfer of the services provided and full pass-through of the fees, amongst other amounts.

Current situation: awaiting judgment.

55

30      Equity

30.1      Equity attributable to controlling shareholders

30.1.1     Capital

Copel’s paid-in share capital was R$6,910,000. The different classes of shares (with no par value) and main shareholders are detailed below:

	Number of shares in units
Shareholders	Common		Class "A” Preferred		Class “B” preferred		Total
	in share	%	in share	%	in share	%	in share	%
State of Paraná	85,028,598	58.63	-	-	-	-	85,028,598	31.07
BNDES	38,298,775	26.41	-	-	27,282,006	21.27	65,580,781	23.96
Eletrobrás	1,530,774	1.06	-	-	-	-	1,530,774	0.56
Free float:	-	-	-	-	-	-		-
BM&FBOVESPA (a)	18,863,151	13.01	128,427	33.77	60,329,319	47.04	79,320,897	28.99
NYSE (b)	1,012,037	0.70	-	-	40,515,998	31.60	41,528,035	15.18
Latibex (c)	-	-	-	-	69,349	0.05	69,349	0.03
Municipalities	178,393	0.12	9,326	2.45	3,471	-	191,190	0.07
Other shareholders	119,352	0.07	242,538	63.78	43,861	0.04	405,751	0.14
	145,031,080	100.00	380,291	100.00	128,244,004	100.00	273,655,375	100.00
(a) São Paulo Stock, Commodities and Future Exchange
(b) New York Stock Exchange New York
(c) Latin American Exchange in Euros, related to the Madrid Exchange

The market value of Company stock as of June 30, 2015, is shown below:

	Number of shares in units	Market value
Ordinary shares	145,031,080	3,428,658
Class “A” preferred shares	380,291	13,310
Class “B” preferred shares	128,244,004	4,448,782
	273,655,375	7,890,750

30.1.2     Equity Valuation Adjustments

Changes in the equity valuation adjustments

	Parent company	Consolidated
Balance as of January 1, 2015	976,964	976,964
Adjustments to financial assets available for sale:
Financial investments (a)	416	632
Taxes on adjustments	-	(216)
Equity interest investments	43	43
Taxes on adjustments	(15)	(15)
Realization of equity evaluation adjustment:
Deemed cost of f ixed assets	-	(78,413)
Taxes on adjustments	-	26,662
Deemed cost of f ixed assets - equity (a)	(51,751)	-
Balance as of June 30, 2015	925,657	925,657
(a) Equity in the parent company, net of taxes.

56

30.1.3     30.1.3  Basic and diluted earnings per share

Parent company
	06.30.2015	06.30.2014
Basic and diluted numerator
Basic and diluted earnings allocated by classes of shares, allocated to shareholders controlling shareholders:
Ordinary shares	359,040	379,160
Class “A” preferred shares	1,036	1,097
Class “B” preferred shares	349,231	368,798
	709,307	749,055
Basic and diluted denominator
Weighted average of shares (in thousands):
Ordinary shares	145,031,080	145,031,080
Class “A” preferred shares	380,291	381,539
Class “B” preferred shares	128,244,004	128,242,756
	273,655,375	273,655,375
Basic and diluted earnings per share attributable to shareholders of parent company:
Ordinary shares	2.47561	2.61434
Class “A” preferred shares	2.72423	2.87520
Class “B” preferred shares	2.72318	2.87578

30.2      Change in equity attributable to non-controlling interest

Participation in capital stock	Compagás: 49%	Elejor: 30%	UEG Araucária: 20%	Consolidated
Balance as of January 1, 2015	136,233	25,445	190,413	352,091
Dividends	-	(13,067)	(44,267)	(57,334)
Income for the period	10,625	1,028	51,046	62,699
Balance as of June 30, 2015	146,858	13,406	197,192	357,456

31      Operating Revenues

Consolidated	Gross	PIS/Pasep		Regulatory	Service tax	Net revenues
	revenues	and Cofins	ICMS (VAT)	charges (31.5)	(ISSQN)	06.30.2015
Electricity sales to final customers (31.1)	5,100,849	(472,418)	(1,247,306)	(631,967)	-	2,749,158
Electricity sales to distributors (31.2)	2,588,471	(217,026)	-	(36,819)	-	2,334,626
Use of the main distribution and transmission grid (31.3)	2,665,464	(247,556)	(641,556)	(700,615)	-	1,075,737
Construction revenue	541,194	-	-	-	-	541,194
Telecommunications	130,422	(6,725)	(23,688)	-	(1,104)	98,905
Distribution of piped gas	340,969	(31,340)	(48,952)	-	-	260,677
Sectoral financial assets and
liabilities result	1,039,021	-	-	-	-	1,039,021
Other operating revenue (31.4)	56,802	(9,001)	-	-	(1,179)	46,622
	12,463,192	(984,066)	(1,961,502)	(1,369,401)	(2,283)	8,145,940

57

Consolidated						Net revenues
	Gross	PIS/Pasep		Regulatory	Service tax	04.01.2015
	revenues	and Cofins	ICMS (VAT)	charges (31.5)	(ISSQN )	to 06.30.2015
Electricity sales to final customers (31.1)	2,767,575	(256,393)	(691,963)	(398,761)	-	1,420,458
Electricity sales to distributors (31.2)	1,163,195	(105,012)	-	(16,577)	-	1,041,606
Use of the main distribution and transmission grid (31.3)	1,474,901	(137,178)	(365,837)	(491,254)	-	480,632
Construction revenue	272,962	-	-	-	-	272,962
Telecommunications	67,165	(2,983)	(12,364)	-	(515)	51,303
Distribution of piped gas	187,492	(17,218)	(31,072)	-	-	139,202
Sectoral financial assets and
liabilities result	478,136	-	-	-	-	478,136
Other operating revenue (31.4)	29,515	(4,325)	-	-	(651)	24,539
	6,440,941	(523,109)	(1,101,236)	(906,592)	(1,166)	3,908,838

Consolidated	Gross	PIS/Pasep		Regulatory	Service tax	Net revenues
	revenues	and Cofins	ICMS (VAT)	charges (31.5)	(ISSQN )	06.30.2014
Electricity sales to final customers (31.1)	2,785,649	(240,324)	(681,586)	(20,598)	-	1,843,141
Electricity sales to distributors (31.2)	2,540,587	(216,207)	-	(43,558)	-	2,280,822
Use of the main distribution and transmission grid (31.3)	1,734,424	(163,345)	(433,990)	(75,781)	-	1,061,308
Construction income	626,559	-	-	-	-	626,559
Telecommunications	102,788	(4,924)	(18,373)	-	(199)	79,292
Distribution of piped gas	221,854	18,238	(54,627)	-	-	185,465
Other operating revenue (31.4)	123,136	(29,992)	-	-	(485)	92,659
	8,134,997	(636,554)	(1,188,576)	(139,937)	(684)	6,169,246

Consolidated						Net revenues
	Gross	PIS/Pasep		Regulatory	Service tax	04.01.2014
	revenues	and Cofins	ICMS (VAT)	charges (31.5)	(ISSQN )	to 06.30.2014
Electricity sales to final customers (31.1)	1,378,937	(117,343)	(330,834)	(10,329)	-	920,431
Electricity sales to distributors (31.2)	1,307,028	(112,103)	-	(22,029)	-	1,172,896
Use of the main distribution and transmission grid (31.3)	835,203	(78,741)	(210,136)	(42,942)	-	503,384
Construction income	336,711	-	-	-	-	336,711
Telecommunications	51,901	(2,497)	(9,260)	-	(104)	40,040
Distribution of piped gas	119,142	27,669	(42,207)	-	-	104,604
Other operating revenue (31.4)	56,543	(16,308)	-	-	(127)	40,108
	4,085,465	(299,323)	(592,437)	(75,300)	(231)	3,118,174

31.1      Electricity sales to final customers by category

Consolidated		Gross revenue		Net income
	06.30.2015	06.30.2014	06.30.2015	06.30.2014
Residential	1,620,165	923,639	871,453	628,099
Industrial	1,736,612	999,419	973,615	652,592
Trade, services and other activities	1,134,808	569,301	553,973	349,026
Rural	246,608	113,595	169,209	97,023
Public entities	115,140	62,367	65,557	44,143
Public lighting	116,061	53,679	56,396	33,068
Public service	131,455	63,649	58,955	39,190
	5,100,849	2,785,649	2,749,158	1,843,141

58

Consolidated		Gross revenue		Net income
	04.01.2015	04.01.2014	04.01.2015	04.01.2014
	to 06.30.2015	to 06.30.2014	to 06.30.2015	to 06.30.2014
Residential	868,056	460,242	446,191	318,608
Industrial	968,183	513,618	519,526	338,405
Trade, services and other activities	597,355	265,247	272,834	162,177
Rural	130,749	50,718	85,591	43,194
Public entities	63,208	31,081	34,255	22,068
Public lighting	66,574	27,073	31,106	16,928
Public service	73,450	30,958	30,955	19,051
	2,767,575	1,378,937	1,420,458	920,431

31.2      Electricity sales to Distribuitors

Consolidated		Gross revenue
	06.30.2015	06.30.2015
Electric Pow er Trade Chamber - CCEE	1,677,764	1,615,300
Bilateral contracts	576,962	574,746
Agreements for Pow er Trade on the Regulated Market - CCEAR (auction)	333,703	350,433
Quota system	42	108
	2,588,471	2,540,587

Consolidated		Gross revenue
	04.01.2015	04.01.2014
	to 06.30.2015	to 06.30.2014
Electric Pow er Trade Chamber - CCEE	683,630	864,372
Bilateral contracts	298,636	272,603
Agreements for Pow er Trade on the Regulated Market - CCEAR (auction)	180,910	169,945
Quota system	19	108
	1,163,195	1,307,028

31.3      Use of the main distribution and transmission grid by customer class

Consolidated		Gross revenue		Net income
	06.30.2015	06.30.2014	06.30.2015	06.30.2014
Residential	907,197	649,592	319,304	376,657
Industrial	574,540	322,238	214,189	181,735
Trade, services and other activities	628,796	405,499	220,716	234,612
Rural	137,259	93,014	80,451	75,345
Public entities	69,301	49,771	29,516	33,121
Public lighting	67,228	45,391	22,947	26,468
Public service	49,371	30,473	17,294	17,575
Free consumers	122,367	68,525	76,797	59,032
Basic Netw ork, BN connections, and connection grid	550	494	345	425
Operating and maintenance income (loss) - O&M	53,466	46,678	44,620	36,556
Interest income (loss)	55,389	22,749	49,558	19,782
	2,665,464	1,734,424	1,075,737	1,061,308

59

Consolidated		Gross revenue		Net income
	04.01.2015	04.01.2014	04.01.2015	04.01.2014
	to 06.30.2015	to 06.30.2014	to 06.30.2015	to 06.30.2014
Residential	477,574	310,856	125,183	178,609
Industrial	341,360	162,037	100,803	89,326
Trade, services and other activities	348,181	189,646	96,418	107,597
Rural	67,754	41,591	33,556	33,146
Public entities	38,371	25,022	13,258	16,512
Public lighting	37,558	23,387	10,126	13,401
Public service	28,672	14,538	7,959	8,246
Free consumers	83,756	34,859	49,068	29,788
Basic Netw ork, BN connections, and connection grid	275	239	147	203
Operating and maintenance income (loss) - O&M	18,670	22,624	14,898	17,557
Interest income (loss)	32,730	10,404	29,216	8,999
	1,474,901	835,203	480,632	503,384

31.4      Other operating revenues

Consolidated		Gross revenue
	06.30.2015	06.30.2014
Leasing and rent (31.4.1)	42,727	49,000
Income from rendering of services	8,090	10,854
Charged service	4,279	3,869
Reimbursement for unavailability of energy	-	58,081
Other income	1,706	1,332
	56,802	123,136

Consolidated		Gross revenue
	04.01.2015	04.01.2014
	to 06.30.2015	to 06.30.2014
Leasing and rent (31.4.1)	21,586	18,516
Income from rendering of services	4,884	2,239
Charged service	2,233	2,051
Reimbursement for unavailability of energy	-	33,225
Other income	812	512
	29,515	56,543

31.4.1     Revenue from leases and rentals

Consolidated	06.30.2015	06.30.2014
Equipment and framew ork	42,173	42,653
Facilities sharing	495	725
Real estate	59	115
Thermal Pow er Plant of Araucária	-	5,507
	42,727	49,000

60

Consolidated	04.01.2015	04.01.2014
	to 06.30.2015	to 06.30.2014
Equipment and framew ork	21,300	21,657
Facilities sharing	251	242
Real estate	35	8
Thermal Pow er Plant of Araucária	-	(3,391)
	21,586	18,516

The Company has not identified any operating lease receivables, which are non-cancellable.

31.5      Regulatory charges

Consolidated	06.30.2015	06.30.2014
Energy Development Account - CDE	687,422	60,905
Other charges - rate flags	542,496	-
Research and development and energy efficiency - R&D and PEE	68,329	54,342
Energy Development Account - ACR Account	46,638	-
Global Reversion Reserve - RGR quota	22,624	24,690
Inspection fee	1,892	-
	1,369,401	139,937

Consolidated	04.01.2015	04.01.2014
	to 06.30.2015	to 06.30.2014
Energy Development Account - CDE	485,221	35,807
Other charges - rate flags	329,320	-
Research and development and energy efficiency - R&D and PEE	32,209	27,148
Energy Development Account - ACR Account	46,638	-
Global Reversion Reserve - RGR quota	11,312	12,345
Inspection fee	1,892	-
	906,592	75,300

31.6      Copel Distribuição Tariff Adjustment

The Brazilian Electricity Regulatory Agency (Aneel) approved Copel Distribuição's Annual Adjustment by Resolution 1897 of 06.16.2015, which authorized the enforcement of a 15.32% increase in the average tariff adjustment as from 06.24.2015. The installment corresponding to the partial deferments regarding the financial components related to the 2013 and 2014 Tariff Adjustments, requested by Copel Distribuição at the time, has been considered in this adjustment.

The 15.32% adjustment is composed of: (i) 20.58% related to the incorporation of financial components, which will be recovered over the 12 month period subsequent to the adjustment (including the amount of R$935,256 corresponding to the deferments performed in 2013 and 2014); (ii) 0.34% deriving from the correction of Installment B; (iii) -3.25% related to the adjustment of Installment A; and (iv) -2.35% which reflect the withdrawal of financial components from the previous process. The adjustment was fully applied to Copel Distribuição's tariffs as from 06.24.2015.

As of 06.30.2015, the corrected amount regarding the 2013 deferral is R$287,249, and the 2014 deferral, R$648,007, thus totaling R$935,256 (Note 9), to be amortized over the tariff cycle from June 2015 to May 2016.

61

2015 Extraordinary Rate Review

On February 27, 2015 Aneel approved the Extraordinary Rate Review in 36,79%, starting from March 02, 2015, which aimed to restore the rate coverage of the electricity distribution companies due to the increase in the Energy Development Account – CDE (22,14% of adjustment), and to relocation of energy costs (14,65% of adjustment) due to the rate adjustment of Itaipu, impacted by exchange variance and the hydrological situation, and the high prices at the 14th Existing Electricity Auction (A-1 2014) and the 18th Adjustment Auction held on January 15, 2015

In the 2015 Annual Adjustment, the partial amount of the 2015 RTE, corrected by the Selic rate, totaling 359,527 (Note 9), related to the CDE financial components amounting to R$268,627 and purchase of energy amounting to R$90,900, has been deducted. The remaining RTE balance will be considered in the next tariff adjustment.

Rate Flags

The rate flag system aims to inform consumers of the electricity generation systems in the National Interconnected Grid - SIN, by charging surcharges in the Energy Rate - TE, thereby making it possible to adjust consumption to real electricity prices.

The green, yellow and red flags indicate the electricity generation conditions in Brazil. The green flag indicates favorable conditions and the rates are not increased. The yellow flag indicates less favorable conditions and the red flag applies in conditions that are more expensive.

Aneel annually ratifies the amount to be considered for the rate flags, based on forecast changes due to thermal generation, the ESS generated by energy security, involuntary exposure to the spot market due to contractual deficiencies, and the hydrological risk posed by generation at Itaipu.

As per Aneel Regulations, the rate flags began to be applied to electricity bills on January 1, 2015. Aneel had determined a red flag surcharge of R$30.00 R$/MWh and R$15.00 R$/MWh for the yellow flag. By raising energy costs, these amounts were reviewed and the red flag currently applies of R$55.00 R$/MWh and for the yellow flag surcharge 25.00 R$/MWh.

Decree 8401 published February 4, 2015 created the (centralizing account of rate flag funds – CCRBT), intended to manage funds deriving from the application of the rate flags introduced by Aneel, with the funds available passed through to the distribution agents, at the amounts effectively realized as forecast in the variations in generation costs from thermal sources and exposure to spot prices which affect the electricity distribution agents connected to the National Interconnected System - SIN and the existing rate coverage.

The 2015 Annual Adjustment, the revenue derive from the enforcement of an additional red tariff charge, and the repasses from Conta Bandeiras for the accrual periods from January 2015 to March 2015 were considered in the determination of CVA Energia and CVA ESS/EER, as per Approval Resolution 1897 of 06.16.2015.

62

32      Operating Costs and Expenses

Consolidated	Operational costs	Selling expenses	General and administrative expenses	Other income (expenses), net	06.30.2015
Electricity purchased for resale (32.1)	(3,567,370)	-	-	-	(3,567,370)
Electricity grid use charges	(406,708)	-	-	-	(406,708)
Personnel and management (32.2)	(362,988)	(6,784)	(123,998)	-	(493,770)
Pension and healthcare plans (Note 24)	(97,282)	(1,143)	(27,473)	-	(125,898)
Materials and supplies	(33,776)	(347)	(4,103)	-	(38,226)
Raw materials and inputs to produce electric pow er
electric power	(133,054)	-	-	-	(133,054)
Natural gas and supplies for gas business	(755,978)	-	-	-	(755,978)
Third-party services (32.3)	(163,014)	(21,129)	(49,448)	-	(233,591)
Depreciation and amortization	(296,328)	(17)	(26,601)	(2,164)	(325,110)
Provisions and reversals (32.4)	-	(158,565)	-	(245,127)	(403,692)
Construction cost (32.5)	(562,079)	-	-	-	(562,079)
Other operating costs and expenses (32.6)	(15,507)	1,980	(52,064)	(123,677)	(189,268)
	(6,394,084)	(186,005)	(283,687)	(370,968)	(7,234,744)

Consolidated	Operational costs	Selling expenses	General and administrative expenses	Other income (expenses), net	04.01.2015 to 06.30.2015
Electricity purchased for resale (32.1)	(1,775,618)	-	-	-	(1,775,618)
Electricity grid use charges	(196,296)	-	-	-	(196,296)
Personnel and management (32.2)	(183,053)	(3,627)	(63,289)	-	(249,969)
Pension and healthcare plans (Note 24)	(48,309)	(591)	(12,810)	-	(61,710)
Materials and supplies	(15,961)	(189)	(1,373)	-	(17,523)
Raw materials and inputs to produce electric power
electric power	(86,329)	-	-	-	(86,329)
Natural gas and supplies for gas business	(405,422)	-	-	-	(405,422)
Third-party services (32.3)	(88,150)	(12,190)	(24,015)	-	(124,355)
Depreciation and amortization	(146,079)	(10)	(18,481)	(1,269)	(165,839)
Provisions and reversals (32.4)	-	(67,289)	-	(115,630)	(182,919)
Construction cost (32.5)	(288,893)	-	-	-	(288,893)
Other operating costs and expenses (32.6)	(9,897)	1,003	(23,899)	(39,267)	(72,060)
	(3,244,007)	(82,893)	(143,867)	(156,166)	(3,626,933)

Consolidated	Operational costs	Selling expenses	General and administrative expenses	Other income (expenses), net	06.30.2014
Electricity purchased for resale (32.1)	(2,174,557)	-	-	-	(2,174,557)
Electricity grid use charges	(257,973)	-	-	-	(257,973)
Personnel and management (32.2)	(332,057)	(5,468)	(110,913)	-	(448,438)
Pension and healthcare plans (Note 24)	(76,128)	(691)	(19,800)	-	(96,619)
Materials and supplies	(31,064)	(206)	(5,114)	-	(36,384)
Raw materials and inputs to produce electric power
electric power	(50,110)	-	-	-	(50,110)
Natural gas and supplies for gas business	(701,306)	-	-	-	(701,306)
Third-party services (32.3)	(137,279)	(22,830)	(40,395)	-	(200,504)
Depreciation and amortization	(285,515)	(14)	(22,256)	(377)	(308,162)
Provisions and reversals (32.4)	-	(39,906)	-	(109,096)	(149,002)
Construction cost (32.5)	(626,563)	-	-	-	(626,563)
Other operating costs and expenses (32.6)	(22,167)	2,138	(64,685)	(102,316)	(187,030)
	(4,694,719)	(66,977)	(263,163)	(211,789)	(5,236,648)

63

Consolidated	Operational costs	Selling expenses	General and administrative expenses	Other income (expenses), net	04.01.2014 to 06.30.2014
Electricity purchased for resale (32.1)	(1,192,247)	-	-	-	(1,192,247)
Electricity grid use charges	(127,396)	-	-	-	(127,396)
Personnel and management (32.2)	(167,536)	(2,972)	(59,106)	-	(229,614)
Pension and healthcare plans (Note 24)	(36,578)	(344)	(10,280)	-	(47,202)
Materials and supplies	(14,611)	(118)	(3,469)	-	(18,198)
Raw materials and inputs to produce electric pow er
electric power	(45,182)	-	-	-	(45,182)
Natural gas and supplies for gas business	(386,548)	-	-	-	(386,548)
Third-party services (32.3)	(73,123)	(11,847)	(23,749)	-	(108,719)
Depreciation and amortization	(144,441)	(7)	(9,553)	(189)	(154,190)
Provisions and reversals (32.4)	-	(25,289)	-	(62,679)	(87,968)
Construction cost (32.5)	(328,282)	-	-	-	(328,282)
Other operating costs and expenses (32.6)	(18,803)	898	(44,118)	(47,327)	(109,350)
	(2,534,747)	(39,679)	(150,275)	(110,195)	(2,834,896)

Parent company	General and administrative expenses	Other income (expenses), net	06.30.2015
Personnel and management (32.2)	(32,579)	-	(32,579)
Pension and healthcare plans (Note 24)	(3,988)	-	(3,988)
Materials and supplies	(269)	-	(269)
Third party services	(5,229)	-	(5,229)
Depreciation and amortization	-	(2,164)	(2,164)
Provisions and reversals (32.4)	-	(18,949)	(18,949)
Other operating revenue/expenses	(6,992)	(1,356)	(8,348)
	(49,057)	(22,469)	(71,526)

Parent company	General and administrative expenses	Other income (expenses), net	04.01.2015 to 06.30.2015
Personnel and management (32.2)	(17,561)	-	(17,561)
Pension and healthcare plans (Note 24)	(2,034)	-	(2,034)
Materials and supplies	(205)	-	(205)
Third party services	(3,210)	-	(3,210)
Depreciation and amortization	-	(1,269)	(1,269)
Provisions and reversals (32.4)	-	(3,326)	(3,326)
Other operating revenue/expenses	(2,370)	417	(1,953)
	(25,380)	(4,178)	(29,558)

Parent company	General and administrative expenses	Other income (expenses), net	06.30.2014
Personnel and management (32.2)	(46,741)	-	(46,741)
Pension and healthcare plans (Note 24)	(5,830)	-	(5,830)
Materials and supplies	(164)	-	(164)
Third party services	(2,476)	-	(2,476)
Depreciation and amortization	-	(377)	(377)
Provisions and reversals (32.4)	-	(1,716)	(1,716)
Other operating revenue/expenses	(4,649)	112	(4,537)
	(59,860)	(1,981)	(61,841)

64

Parent company	General and administrative expenses	Other income (expenses), net	04.01.2014 to 06.30.2014
Personnel and management (32.2)	(24,373)	-	(24,373)
Pension and healthcare plans (Note 24)	(3,350)	-	(3,350)
Materials and supplies	(123)	-	(123)
Third party services	(1,759)	-	(1,759)
Depreciation and amortization	-	(189)	(189)
Provisions and reversals (32.4)	-	(1,344)	(1,344)
Other operating revenue/expenses	(3,323)	39	(3,284)
	(32,928)	(1,494)	(34,422)

32.1      Electricity purchased for resale

Consolidated	06.30.2015	06.30.2014
Purchase of Energy in the Regulated Environment - CCEAR	2,168,883	1,498,381
Electric Pow er Trade Chamber - CCEE	846,604	1,378,387
Itaipu Binacional	727,073	354,745
Program for incentive to alternative energy sources - Proinfa	89,250	91,429
Bilateral contracts	22,902	116,259
(-) Transfer CDE and ACR Account - Decrees 8,221/2014 and 7,891/2013 (32.1.1)	-	(1,062,001)
(-) PIS/Pasep/Cofins taxes on electricity purchased for resale	(287,342)	(202,643)
	3,567,370	2,174,557

Consolidated	04.01.2015 to 06.30.2015	04.01.2014 to 06.30.2014
Purchase of Energy in the Regulated Environment - CCEAR	1,076,635	878,078
Electric Pow er Trade Chamber - CCEE	439,353	382,544
Itaipu Binacional	354,472	172,480
Program for incentive to alternative energy sources - Proinfa	45,207	45,429
Bilateral contracts	3,912	56,097
(-) Transfer CDE and ACR Account - Decrees 8,221/2014 and 7,891/2013 (32.1.1)	-	(230,230)
(-) PIS/Pasep/Cofins taxes on electricity purchased for resale	(143,961)	(112,151)
	1,775,618	1,192,247

32.1.1     (-) CDE Transfer and ACR Account - Decrees nos. 8221/2014 and 7891/2013

CDE Transfer 7,891/2013 - Involuntary Exposure to Hydrological Risk

By means of Decree no. 7,891/2013 subsequently amended by Decrees nos. 7,945/2013 and 8,203/2014, the Federal Government consented to cover costs by means of CDE financial transfers, in order to neutralize exposure to the short-term market by distribution concessionaires, to cover any additional costs by distribution concessionaires resulting from activating thermoelectric plants owing to energy security (ESS) and neutralizing involuntary contractual exposure by distribution concessionaires in the short-term market resulting from unsuccessful acquisitions in energy auctions.

On June 30, 2014, the amount of R$114,553 refers to funds reserved by Copel Distribuição to cover energy costs due to involuntary exposure and hydrological risk, pursuant to Decree no. 7,891/2913, and the amount of R$1,412 refers to December 2013 provision adjustments.

65

ACR Account Transfer - Decree no. 8,221/2014

In the light of the unfavorable hydrological scenario, Decree no. 8,221/2014 was published and created the ACR Account with a view to covering in completely or in part any additional costs through involuntary exposure to the short-term market and thermoelectric activation, in connection with the CCEAR’s – Electricity Sales Contracts in the Regulated Environment in the availability mode.

On June 30, 2014, the amount of R$946,036 refers to the costs from February to June 2014.

32.2      Personnel and Management Expenses

.	Parent company			Consolidated
	06.30.2015	06.30.2014	06.30.2015	06.30.2014
Pessoal
Wages and salaries	19,108	27,998	309,208	275,910
Social charges on payroll	6,923	10,285	106,567	99,188
Meal assistance and education allowance	1,729	2,983	44,236	38,917
Provisons for profit sharing (a)	1,254	1,527	19,964	22,876
Compensation - Voluntary termination Program/retirement	-	197	3,041	2,185
	29,014	42,990	483,016	439,076
Management
Wages and salaries	2,747	2,786	8,501	7,174
Social charges on payroll	718	729	2,077	1,841
Other expenses	100	236	176	347
	3,565	3,751	10,754	9,362
	32,579	46,741	493,770	448,438
(a) According to Federal Law nº. 10,101/2000, State Decree nº. 1978/2007 and State Law nº. 16,560/2010.

	Parent company			Consolidated
04.01.2015 to 06.30.2015		04.01.2014 to 06.30.2014	04.01.2015 to 06.30.2015	04.01.2014 to 06.30.2014
Pessoal
Wages and salaries	10,279	14,620	157,192	141,795
Social charges on payroll	3,570	5,333	52,277	52,292
Meal assistance and education allowance	867	1,497	22,167	19,354
Provisons for profit sharing (a)	609	589	10,112	9,271
Compensation - Voluntary termination Program/retirement	-	197	1,582	1,458
	15,325	22,236	243,330	224,170
Management
Wages and salaries	1,700	1,644	5,221	4,193
Social charges on payroll	449	436	1,286	1,107
Other expenses	87	57	132	144
	2,236	2,137	6,639	5,444
	17,561	24,373	249,969	229,614

66

32.3      Third-party services

Consolidated	06.30.2015	06.30.2014
Maintenance of electrical system	62,389	43,848
Maintenance of facilities	42,796	45,403
Communication, processing and transmission of data	23,531	27,286
Meter reading and bill delivery	21,381	17,537
Authorized and registered agents	17,266	18,279
Consumer service	9,397	9,156
Other services	56,831	38,995
	233,591	200,504

Consolidated	04.01.2015	04.01.2014
	to 06.30.2015	to 06.30.2014
Maintenance of electrical system	33,690	28,213
Maintenance of facilities	21,490	22,972
Communication, processing and transmission of data	9,866	13,998
Meter reading and bill delivery	10,953	8,849
Authorized and registered agents	9,562	9,140
Consumer service	4,963	3,974
Other services	33,831	21,573
	124,355	108,719

32.4      Accruals and provisions

	Parent company			Consolidated
	06.30.2015	06.30.2014	06.30.2015	06.30.2014
Provision for litigations (Note 29)	14,781	1,716	246,385	108,278
PCLD (Client and Other credits)	-	-	158,565	39,907
Provision for negative equity in subsidiaries	4,168	-	-	-
Provision (reversal) for losses on tax credits	-	-	(1,258)	817
	18,949	1,716	403,692	149,002

	Parent company		Consolidated
	04.01.2015	04.01.2014	04.01.2015	04.01.2014
	to 06.30.2015	to 06.30.2014	to 06.30.2015	to 06.30.2014
Provision for litigations (Note 29)	(842)	1,344	116,624	62,081
PCLD (Client and Other credits)	-	-	67,289	25,290
Provision for negative equity in subsidiaries	4,168	-	-	-
Provision (reversal) for losses on tax credits	-	-	(994)	597
	3,326	1,344	182,919	87,968

32.5      Construction cost

Consolidated	06.30.2015	06.30.2014
Materials and supplies	255,648	345,883
Third party services	235,789	190,726
Personnel	43,876	62,438
Others	26,766	27,516
	562,079	626,563

67

Consolidated	04.01.2015	04.01.2014
	to 06.30.2015	to 06.30.2014
Materials and supplies	140,582	179,843
Third party services	113,785	98,841
Personnel	26,201	32,848
Others	8,325	16,750
	288,893	328,282

32.6      Other costs and expenses

Consolidated	06.30.2015	06.30.2014
Financial offset for the use of w ater resources	71,195	67,714
Losses in the decommissioning and disposal of assets	26,086	18,545
Compensation	22,328	5,860
Taxes	16,712	38,748
Leasing and rent (32.6.1)	14,923	15,117
Advertising and publicity	8,458	7,883
Other net costs and expenses	29,566	33,163
	189,268	187,030

Consolidated	04.01.2015	04.01.2014
	to 06.30.2015	to 06.30.2014
Financial offset for the use of w ater resources	26,618	32,713
Losses in the decommissioning and disposal of assets	4,219	6,112
Compensation	15,302	3,131
Taxes	6,235	29,854
Leasing and rent (32.6.1)	6,782	7,485
Advertising and publicity	3,016	5,187
Other net costs and expenses	9,888	24,868
	72,060	109,350

32.6.1     Costs and expenses of leases and rents

Consolidated	06.30.2015	06.30.2014
Real estate	12,465	12,565
Others	3,014	3,265
(-) PIS and Cofins credits	(556)	(713)
	14,923	15,117

Consolidated	04.01.2015	04.01.2014
	to 06.30.2015	to 06.30.2014
Real estate	5,340	6,256
Others	1,692	1,583
(-) PIS and Cofins credits	(250)	(354)
	6,782	7,485

Company has not identified any operating lease commitments, which are non-cancellable.

68

33      Financial Results

	Parent company		Consolidated
	06.30.2015	06.30.2014	06.30.2015	06.30.2014
Financial income
Interest and monetary variation of CRC transfer (Note 8.1)	98,966	85,679	98,966	85,679
Monetary variation of accounts receivable
related to the concession (Note 10.1)	-	-	93,088	51,350
Monetary variation and interest of accounts receivable
related to the concession extension (Note 11.1)	-	-	89,912	33,835
Remuneration of net sectoral assets (Note 9.1)	-	-	78,142	-
Arrears charges on energy bills	-	-	73,318	94,973
Return on financial investments held for trading	636	7,766	57,025	79,333
Return on financial investments held for sale	8	7	8,719	11,304
Monetary variation of accounts payable related to
the concession - Use of Public Property (Note 27.1)	-	-	1,387	-
Other financial income	11,398	11,494	27,954	26,982
	111,008	104,946	528,511	383,456
( - ) Financial expenses
Debt charges	122,941	62,479	262,310	151,812
Monetary variation of accounts payable related to
the concession - Use of Public Property (Note 27.1)	-	-	46,942	34,345
Interest on R&D and EEP (Note 26.2)	-	-	15,170	10,295
Other monetary and exchange variations	6	1,474	8,399	3,076
Interest and monetary variation of CRC transfer (Note 8.1)	-	14,513	-	14,513
Other financial expenses	1,045	760	34,176	16,385
	123,992	79,226	366,997	230,426
Net	(12,984)	25,720	161,514	153,030

69

	Parent company		Consolidated
	04.01.2015	04.01.2014	04.01.2015	04.01.2014
	to 06.30.2015	to 06.30.2014	to 06.30.2015	to 06.30.2014
Financial income
Interest and monetary variation of CRC transfer	46,973	27,835	46,973	27,835
Monetary variation of accounts receivable
related to the concession	-	-	49,521	(2,020)
Monetary variation and interest of accounts receivable
related to the concession extension	-	-	81,936	15,158
Remuneration of net sectoral assets	-	-	32,813	-
Arrears charges on energy bills	-	-	38,974	54,560
Return on financial investments held for trading	432	7,670	34,514	42,332
Return on financial investments held for sale	4	3	4,157	6,185
Monetary variation of accounts payable related to
the concession - Use of Public Property	-	-	1,387	-
Other financial income	7,441	5,697	18,360	14,395
	54,850	41,205	308,635	158,445
( - ) Financial expenses
Debt charges	64,603	36,863	148,823	80,018
Monetary variation of accounts payable related to	-	-	-	-
the concession - Use of Public Property	-	-	24,790	11,358
Interest on R&D and EEP	-	-	8,024	5,424
Other monetary and exchange variations	5	1,255	561	(1,811)
Interest and monetary variation of CRC transfer	-	14,513	-	14,513
Other financial expenses	896	743	5,808	6,880
	65,504	53,374	188,006	116,382
Líquido	(10,654)	(12,169)	120,629	42,063

The costs of loans and financing capitalized during the first semester of 2015 amounted to R$86,565, at an average rate of 5.46% p.y.

34      Operating segments

The main makers of the strategic decisions of the Company and its subsidiaries, in charge of allocating funds and assessing the performance of operational segments, are the C-level executives of the Parent Company and of each subsidiary.

34.1      Products and services which generate revenues for the reportable segments

The Company operates in five reportable segments identified by management, through the Chief Executive Office and the chief offices of each business area, taking into consideration the regulatory environments, the strategic business units, and the different products and services. These segments are managed separately, since each business and each company requires different technologies and strategies.

In the first semester of 2015, all sales were made within Brazilian territory.

We have not identified any customer who individually accounts for more than 10% of total net revenues in the first semester of 2015.

The Company evaluates the performance of each segment based on information derived from accounting records.

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The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies and record transactions between segments as transactions with third parties, i.e., at current market prices.

34.2      The Company’s reporting segments

Power generation and transmission (GET) - this segment comprises the generation of electric energy from hydraulic, wind, and thermal projects, the transport and transformation of the power generated by the Company, and the construction, operation, and maintenance of all power transmission substations and lines.

Power distribution and sales (DIS) - this segment comprises the distribution and sale of electric energy, the operation and maintenance of the distribution infrastructure, and related services.

Telecommunications (TEL) - this segment comprises telecommunications and general communications services.

Gas - this segment comprises the public service of piped natural gas distribution; and

Holding Company (HOL) - this segment comprises participation in other companies.

34.3      Assets per reporting segment

ASSETS	GET	DIS	TEL	GAS	HOL	Eliminations	Consolidated
06.30.2015

TOTAL ASSETS	13,632,397	10,524,949	648,035	623,700	16,609,423	(14,092,303)	27,946,201
CURRENT ASSETS	2,105,385	4,310,200	77,510	261,401	498,737	(383,368)	6,869,865
Cash and cash equivalents	507,393	260,297	13,454	53,224	33,437	-	867,805
Bonds and securities	443,372	-	-	6,103	159	-	449,634
Collaterals and escrow accounts	-	20	-	1,779	5,321	-	7,120
Trade accounts receivable	729,467	1,896,982	40,747	193,895	-	(180,673)	2,680,418
Dividends receivable	14,015	-	-	-	217,638	(197,236)	34,417
CRC transferred to the State Government of Paraná	-	-	-	-	99,905	-	99,905
Net sectoral financial assets	-	1,551,712	-	-	-	-	1,551,712
Accounts receivable related to the concession	8,047	-	-	-	-	-	8,047
Accounts receivable related to the concession extension	248,540	-	-	-	-	-	248,540
Other receivables	117,213	412,634	4,201	1,109	13,983	(135)	549,005
Inventories	29,229	88,833	14,357	2,293	-	-	134,712
Income Tax and Social Contribution	2,139	28,069	816	-	122,961	-	153,985
Other noncurrent recoverable taxes	4,348	56,905	3,924	2,672	-	-	67,849
Prepaid expenses	1,621	14,748	11	326	10	-	16,716
Related parties	1	-	-	-	5,323	(5,324)	-
NON-CURRENT ASSETS	11,527,012	6,214,749	570,525	362,299	16,110,686	(13,708,935)	21,076,336
Long Term Assets	1,351,696	5,253,765	75,571	60,450	2,000,756	(126,334)	8,615,904
Bonds and securities	93,033	2,784	-	-	-	-	95,817
Collaterals and escrow accounts	-	66,528	-	-	-	-	66,528
Trade accounts receivable	2,846	36,861	38,714	-	-	-	78,421
CRC transferred to the State Government of Paraná	-	-	-	-	1,253,874	-	1,253,874
Judicial deposits	59,094	325,206	7,078	37,040	274,405	-	702,823
Net sectoral financial assets	-	153,540	-	-	-	-	153,540
Accounts receivable related to the concession	749,802	4,324,645	-	7,478	-	-	5,081,925
Accounts receivable related to the concession extension	160,217	-	-	-	-	-	160,217
Other receivables	29,354	11,896	-	(4,693)	-	-	36,557
Income Tax and Social Contribution	502	14,380	-	-	74,658	-	89,540
Other noncurrent recoverable taxes	67,165	51,476	5,054	-	14	-	123,709
Deferred income tax and social contribution	152,535	266,449	24,725	20,450	124,299	-	588,458
Prepaid expenses	-	-	-	175	-	-	175
Related parties	37,148	-	-	-	273,506	(126,334)	184,320
Investments	1,795,593	1,374	-	-	14,064,116	(14,004,159)	1,856,924
Property, plant and equipment	8,138,493	-	476,624	-	42,271	-	8,657,388
Intangible Assets	241,230	959,610	18,330	301,849	3,543	421,558	1,946,120

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34.4      Liabilities per reporting segment

LIABILITIES	GET	DIS	TEL	GAS	HOL	Eliminations	Consolidated
06.30.2015

TOTAL LIABILITIES	13,632,397	10,524,949	648,035	623,700	16,609,423	(14,092,303)	27,946,201
CURRENT LIABILITIES	1,610,283	2,217,414	71,855	252,687	423,811	(392,043)	4,184,007
Payroll, social charges and accruals	43,598	114,512	15,600	6,876	15,213	-	195,799
Related parties	153	-	-	-	11,840	(11,993)	-
Suppliers	685,071	1,065,367	10,848	204,405	4,416	(182,108)	1,787,999
Income Tax and Social Contribution	316,505	-	2,482	2,786	342	-	322,115
Other taxes due	73,525	109,634	3,411	9,568	1,418	-	197,556
Loans and financing	134,753	226,608	5,744	-	352,217	(706)	718,616
Debentures	168,096	22,220	-	14,057	18,520	-	222,893
Mandatory minimum dividend payable	46,600	124,791	31,300	14,337	4,136	(197,236)	23,928
Dividends payable	9,422	26,402	1,280	-	19	-	37,123
Customer charges due	5,284	212,722	-	-	-	-	218,006
Research and Development and Energy Efficiency	46,178	117,507	-	-	-	-	163,685
Accounts Payable related to concession - Use of Public Property	55,141	-	-	-	-	-	55,141
Other accounts payable	25,957	197,651	1,190	658	15,690	-	241,146
NON-CURRENT LIABILITIES	4,808,664	3,049,542	102,154	71,304	2,046,339	(471,952)	9,606,051
Related parties	273,909	-	11,900	-	98,739	(384,548)	-
Suppliers	14,249	-	-	-	-	-	14,249
Tax liabilities	182,610	71,026	4,192	-	1,256	-	259,084
Deferred income tax and social contribution	-	-	-	-	-	-	-
Loans and financing	1,449,802	682,453	24,656	-	622,535	(83,236)	2,696,210
Debentures	1,307,651	999,178	-	48,170	995,807	-	3,350,806
Post employment benefits	230,741	612,650	54,257	4,844	11,734	-	914,226
Research and Development and Energy Efficiency	72,634	142,748	-	-	-	-	215,382
Accounts Payable related to concession - Use of Public Property	455,412	-	-	-	-	-	455,412
Other accounts payable	296	-	-	1,360	4,168	(4,168)	1,656
Provisions for legal claims	821,360	541,487	7,149	16,930	312,100	-	1,699,026
EQUITY	7,213,450	5,257,993	474,026	299,709	14,139,273	(13,228,308)	14,156,143
Attributable to controlling shareholders	7,213,450	5,257,993	474,026	299,709	14,139,273	(13,585,764)	13,798,687
Capital	4,493,362	3,342,841	304,198	135,943	7,310,014	(8,676,358)	6,910,000
Afac	-	642,000	-	-	-	(642,000)	-
Equity valuation adjustments	1,053,162	(108,193)	(16,876)	(1,548)	923,641	(924,529)	925,657
Legal reserve	361,072	157,187	12,022	21,238	685,349	(551,721)	685,147
Profit retention reserve	528,935	1,052,826	145,513	122,393	4,520,666	(1,853,508)	4,516,825
Dividends	-	-	-	-	-	-	-
Accumulated income (loss)	776,919	171,332	29,169	21,683	699,603	(937,648)	761,058
Attributed to non-controlling interest						357,456	357,456

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34.5      Statement of income per reporting segment

STATEMENT OF INCOME	GET	DIS	TEL	GAS	HOL	Eliminations	Consolidated
06.30.2015

NET OPERATING REVENUES	2,861,445	5,080,829	132,637	879,290	-	(808,261)	8,145,940
Supply of electric pow er for third-parties	286,045	2,463,113	-	-	-	-	2,749,158
Supply of electric pow er among segments	-	2,007	-	-	-	(2,007)	-
Supply of electric pow er for third-parties	2,194,492	140,134	-	-	-	-	2,334,626
Electricity sales to final customers - betw een segments	140,020	-	-	-	-	(140,020)	-
Use of the main distribution and transmission grid - third-parties	94,179	981,558	-	-	-	-	1,075,737
Use of the main distribution and transmission grid - betw een segment	30,582	7,462	-	-	-	(38,044)	-
Construction income	94,084	402,305	-	44,805	-	-	541,194
Telecommunications services to third-parties	-	-	98,905	-	-	-	98,905
Telecommunications services betw een segments	-	-	14,011	-	-	(14,011)	-
Distribution of piped gas	-	-	-	260,677	-	-	260,677
Distribution of piped gas - third-parties	-	-	-	573,808	-	(573,808)	-
Sectoral financial assets and liabilities result	-	1,039,021	-	-	-	-	1,039,021
Other operating revenues from third-parties	3,138	42,449	1,035	-	-	-	46,622
Other operating revenues betw een segments	18,905	2,780	18,686	-	-	(40,371)	-
OPERATING COSTS AND EXPENSES	(2,076,020)	(4,951,782)	(89,147)	(846,811)	(83,412)	812,428	(7,234,744)
Energy purchased for resale	(357,788)	(3,349,515)	-	-	-	139,933	(3,567,370)
Charges for use of the main transmission grid	(139,188)	(304,311)	-	-	-	36,791	(406,708)
Personnel and management	(111,310)	(288,766)	(37,514)	(14,686)	(41,494)	-	(493,770)
Pension and healthcare plans	(28,599)	(82,540)	(8,666)	(1,104)	(4,989)	-	(125,898)
Materials and supplies	(8,049)	(28,100)	(917)	(835)	(325)	-	(38,226)
Raw materials and supplies for generation	(708,071)	-	-	-	-	575,017	(133,054)
Natural gas and supplies for gas business	-	-	-	(755,978)	-	-	(755,978)
Third party services	(86,510)	(172,188)	(15,342)	(8,278)	(6,453)	55,180	(233,591)
Depreciation and amortization	(182,763)	(115,460)	(15,001)	(9,722)	(2,164)	-	(325,110)
Provisions and reversals	(239,299)	(146,779)	(2,402)	(431)	(18,949)	4,168	(403,692)
Construction cost	(114,969)	(402,305)	-	(44,805)	-	-	(562,079)
Other operating costs and expenses	(99,474)	(61,818)	(9,305)	(10,972)	(9,038)	1,339	(189,268)
EQUITY IN EARNINGS OF INVESTEES	210,554	-	-	-	734,498	(853,243)	91,809
PROFIT BEFORE FINANCIAL INCOME (LOSS) AND TAX	995,979	129,047	43,490	32,479	651,086	(849,076)	1,003,005
Financial result	36,849	135,842	542	1,447	(13,166)	-	161,514
OPERATING PROFIT	1,032,828	264,889	44,032	33,926	637,920	(849,076)	1,164,519
Income Tax and Social Contribution	(436,623)	-	(15,703)	(17,482)	(566)	-	(470,374)
Deferred income tax and social contribution	139,251	(93,557)	840	5,239	26,088	-	77,861
INCOME (LOSS) FOR THE PERIOD	735,456	171,332	29,169	21,683	663,442	(849,076)	772,006

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35      Financial Instruments

35.1      Category and value of financial instruments

Consolidated				06.30.2015		12.31.2014
	Note	Level	Book value	Fair value	Book value	Fair value
Financial assets
Fair value through profit or loss - held for trading
Trading securities
Cash and cash equivalents (a)	4	1	867,805	867,805	740,131	740,131
Derivative financial instruments (b)	5	1	15,976	15,976	52,804	52,804
Derivative financial instruments (b)	5	2	341,417	341,417	288,563	288,563
			1,225,198	1,225,198	1,081,498	1,081,498
Loans and receivables
Collaterals and escrow accounts STN (c)	6		66,528	44,792	56,956	39,252
Pledges and restricted deposits linked (a)	6		7,120	7,120	13,497	13,497
Trade accounts receivable (a)	7		2,758,839	2,758,839	2,254,512	2,254,512
CRC Transferred to the State Government of Paraná (d)	8		1,353,779	1,349,295	1,344,108	1,376,932
Net sectoral financial assets (a)	9		1,705,252	1,705,252	1,041,144	1,041,144
Accounts receivable related to the concession (e)	10		765,327	765,327	632,941	632,941
Accounts receivable related to the concession extension (f)	11		248,540	247,806	301,046	302,689
			6,905,385	6,878,431	5,644,204	5,660,967
Available for sale
Accounts receivable related to the concession (g)	10	3	4,324,645	4,324,645	3,792,476	3,792,476
Accounts receivable related to the concession extension (h)	11	3	160,217	160,217	160,217	160,217
Derivative financial instruments (b)	5	1	4,131	4,131	107,232	107,232
Derivative financial instruments (b)	5	2	183,927	183,927	142,726	142,726
Other investments (i)	17	1	17,674	17,674	17,631	17,631
			4,690,594	4,690,594	4,220,282	4,220,282
Total financial assets			12,821,177	12,794,223	10,945,984	10,962,747

Financial liabilities
Fair value through profit or loss - held for trading
Trading securities
Other liabilities – derivatives (b)		1	33	33	157	157
			33	33	157	157
Other financial liabilities
Suppliers (a):	21		1,802,248	1,802,248	1,604,830	1,604,830
Loans and financing (c)	22		3,414,826	2,876,534	3,468,950	3,229,136
Debentures (j)	23		3,573,699	3,573,699	2,585,448	2,585,448
Payable related to concession - use of public property (k)	27		510,553	618,435	491,727	598,493
			9,301,326	8,870,916	8,150,955	8,017,907
Total financial liabilities			9,301,359	8,870,949	8,151,112	8,018,064
Different levels are defined as follows:
Level 1: Obtained from quoted prices (not adjusted) in active markets for identical assets and liabilities;
Level 2: obtained through other variables in addition to quoted prices included in Level 1, which are observable for the assets or liabilities;
Level 3: obtained through assessment techniques w hich include variables for the assets or liabilities, w hich how ever are not based on observable market data.

Determining fair values

a)     Equivalent to their respective carrying values due to their nature and terms of realization.

b)     Calculated according to information made available by the financial agents and to the market values of the bonds issued by the Brazilian government.

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c)     Calculated based on the cost of the last issue by the Company, 113.25% of the CDI for discount of the expected payment flow.

d)     The Company based its calculation on the comparison with a noncurrent, variable interest rate National Treasury bond (NTN-B) maturing on August 15, 2024, which yields approximately 6.73 % p.y. plus the IPCA inflation index.

e)     Criteria and assumptions disclosed on note 3.7.2 of December 31, 2014.

f)      The accounts receivable related to concession extension, related to the assets, which started operations after May 2000, the expected flow of cash entries was discounted at the Selic rate, the best short-term rate available for comparison for determination of its market value.

g)     Criteria and assumptions disclosed on note 3.7.1 of December 31, 20134. The changes held in the first semester of 2015 are as follows:

Consolidated
Balance as of January 1, 2015	3,792,476
Capitalization of intangible assets in progress	452,488
Monetary variations	93,088
Write-offs	(13,407)
Balance as of June 30, 2015	4,324,645

h)     These accounts receivable are related to assets existing as of May 31, 2000, equivalent to their book values, because the expert report to be analyzed by Aneel has not yet been completed.

i)      Calculated according to price quotes published in an active market or by applying the interest percentage over shareholders' equity for assets with no active market.

j)      Calculated according to the Unit Price Quotation (PU) as of March 31, 2015, obtained from the National Association of Financial Market Institutions (Anbima), net of the financial cost of R$3,046.

k)     Used the rate of 7.74% p.y. as a market reference.

35.2      Financial risk management

The Company has a Corporate Risk Management Committee in charge of formulating and tracking risk management policies and assisting the Audit Committee to ensure a good management of resources and the protection and appreciation of its assets.

The Company's business activities are exposed to the following risks arising from financial instruments:

35.2.1     Credit Risk

Credit risk is defined as the possibility of the occurrence of losses related to non-compliance by a client or counterpart to a financial instrument with their respective obligations under the terms agreed on.

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Consolidated
Exposure to credit risk	06.30.2015	12.31.2014
Cash and cash equivalents (a)	867,805	740,131
Derivative financial instruments (a)	545,451	591,325
Pledges and restricted deposits linked (a)	73,648	70,453
Trade accounts receivable (b)	2,758,839	2,254,512
CRC Transferred to the State Government of Paraná (c)	1,353,779	1,344,108
Net sectoral financial assets (d)	1,705,252	1,041,144
Accounts receivable related to the concession (e)	5,089,972	4,425,417
Accounts receivable related to the concession extension (f)	248,540	301,046
Accounts receivable related to the concession extension (g)	160,217	160,217
	12,803,503	10,928,353

a)     Company management manages the credit risk of its assets in accordance with the Group's policy of investing virtually all of its funds in federal banking institutions. As a result of legal and/or regulatory requirements, in exceptional circumstances the Company may invest funds in prime private banks.

b)     The risk arises from the possibility of the Company incurring losses resulting from problems in receiving amounts invoiced to its clients, customers, concession operators and licensees. This risk is closely related to internal and external factors of Copel. To mitigate this type of risk the Company manages its accounts receivable, detecting customer groups that pose the greatest risk of default, cutting off energy supplies and implementing specific collection policies, supported by real or personal guarantees for senior debt to R$200.

Doubtful accounts are adequately covered by an allowance to cover any realization losses.

c)     Company management believes the CRC poses a minimal credit risk, as the amortizations are guaranteed by dividends, and the State Government is paying the renegotiated amounts in accordance with the fourth amendment.

d)     The Management believes to be greatly reduced the risk of this credit, since the contracts that have been executed ensure the unconditional right to receive cash at the end of the concession to be paid by the Granting Authority, relating to costs not recovered through tariff.

e)     Based on the Company's understanding that the signed agreements establish the unconditional right to receive cash at the end of the concession, from the concession authority, for the investments made in assets that have not been recovered through rates by the end of the concession and specifically regarding energy transmission, as RAP is guaranteed revenue, and therefore not subject to the risk of demand.

f)      Management considers the credit risk on the indemnity approved for the assets, which started operations after May 2000 to be reduced, given that the realization and compensation rules have already been established by the Granting Authority. The Company received the installments overdue until September 2014 and the Management’s expectation is to receive the remaining installments.

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g)     For value of existing assets on May 31, 2000, Aneel published Resolution no. 589/2013, which addresses the definition criteria for calculating the New Replacement Value (VNR) for the indemnification purpose. For these assets, Management considers the credit risk as reduced since the rules for compensation are set and there is a going survey of information required by the granting authority.

35.2.2     Liquidity risk

The Company's liquidity risk consists of the possibility of insufficient funds, cash or other financial asset to settle obligations on scheduled dates.

The Company manages liquidity risk relying on a set of methodologies, procedures and instruments applied for a permanent control over financial processes to ensure a proper management of risks.

Investments are financed by incurring medium and long-term debt with financial institutions and capital markets.

Short-term, medium-term and long-term business projections are made and submitted to management bodies for evaluation. The budget for the next fiscal year is annually approved.

Medium and long-term business projections cover monthly periods over the next five years. Short-term projections consider daily periods covering only the next 90 days.

The Company permanently monitors the volume of funds to be settled by controlling cash flows to reduce funding costs, the risk involved in the renewal of loan agreements and compliance with the financial investment policy, while at the same time keeping minimum cash levels.

The table below shows the expected settlement amounts within each time range. Projections were based on financial indicators linked to the related financial instruments and forecast according to average market expectations as disclosed on the Central Bank of Brazil's Focus Report, which provides the average expectations of market analysts for these indicators for the current year and the following year. As from 2017, 2016 indicators are repeated through the forecast period, except for the US dollar, which follows the US inflation rate.

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Consolidated	Interest (a)	Less than	1 to 3	3 months		Over	Total
		1 month	months	to 1 year	1 to 5 years	5 years	liabilities
06.30.2015
Loans and financing	Note 22	395,632	237,471	301,413	2,202,593	1,165,502	4,302,611
Debentures	Note 23	4,964	12,769	647,589	4,270,481	-	4,935,803
Derivatives	Future inter-bank rate	33	-	-	-	-	33
Payable related to concession	Rate of return +
use of public property	IGP-M and IPCA	4,591	9,195	44,764	268,149	2,000,347	2,327,046
Eletrobrás - Itaipu	Dollar	-	249,298	892,641	4,883,669	5,074,460	11,100,068
Other suppliers	-	1,319,325	202,913	247,653	32,357	-	1,802,248
Purchase obligations	IGP-M and IPCA	-	1,045,767	3,377,157	20,116,713	101,855,566	126,395,203
Post-employment benefits	8.53%	38,322	76,645	344,902	1,797,468	5,690,070	7,947,407
		1,762,867	1,834,058	5,856,119	33,571,430	115,785,945	158,810,419
12.31.2014
Loans and financing	Note 22	75,379	45,403	971,506	2,185,629	2,051,937	5,329,854
Debentures	Note 23	4,939	10,966	692,433	2,680,345	-	3,388,683
Derivatives	Future inter-bank rate	157	-	-	-	-	157
Payable related to concession	Rate of return +
use of public property	IGP-M and IPCA	4,590	9,181	42,144	257,665	2,006,107	2,319,687
Eletrobrás - Itaipu	Dollar	-	205,030	958,725	4,152,843	5,010,440	10,327,038
Other suppliers	-	1,111,742	269,075	94,811	32,114	-	1,507,742
Purchase obligations	IGP-M and IPCA	-	899,187	3,666,194	19,924,273	93,096,613	117,586,267
Post-employment benefits	8.53%	38,322	76,645	344,902	1,797,468	5,690,070	7,947,407
		1,235,129	1,515,487	6,770,715	31,030,337	107,855,167	148,406,835
(a) Effective interest rate - w eighted average.

As disclosed in notes 22.10 and 23.2, the Company and its subsidiaries have loan and financing agreements and debentures with covenants that if breached may require have its payment accelerated.

The main guarantees put up for maintaining business and investing activities are invested in securities (note 5) and cash (note 6).

35.2.3     Market Risk

Market risk is the risk that the fair value or future cash flows of the financial instrument fluctuate due to changes in market prices, such as exchange rates, interest rates and share prices. The purpose of risk management is to control exposures within acceptable limits, while optimizing return.

a)    Foreign currency risk (US Dollar)

This risk comprises the possibility of losses due to fluctuations in exchange rates, which may reduce assets or increase liabilities denominated in foreign currencies.

The Company’s foreign currency indebtedness is not significant and it is not exposed to foreign exchange derivatives. The Company monitors all relevant exchange rates.

The effect of the exchange rate variation resulting from the power purchase agreement with Eletrobras (Itaipu) is passed on to customers in Copel Distribuição's next rate review.

The exchange rate risk posed by the purchase of gas arises from the possibility of Compagas reporting losses on the fluctuations in gas prices resulting from a fluctuation in the value of the "basket of oils" and exchange rates, increasing the balances of accounts payable related to the acquired gas.

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Compagas monitors these fluctuations on a permanent basis.

Sensitivity analysis of foreign currency risk

The Company has developed a sensitivity analysis in order to measure the impact of the devaluation of the U.S. dollar on its loans and financing subject to exchange risk.

The baseline takes into account the existing balances in each account as of June 30, 2015 and the likely scenario takes into account the balances subject to the exchange rate variations – end of period (R$/US$ 3,25) estimated as market average projections for 2015 according to the Focus Report issued by the Brazilian Central Bank as of June 26, 2015. For the adverse and remote scenarios, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for financial instruments compared to the rate used for the likely scenario.

		Baseline	Projected scenarios - Dec.2015
Foreign exchange risk	Risk	06.30.2015	Probable	Adverse	Remote

Financial assets
Collaterals and escrow accounts - STN	USD depreciation	66,528	5,305	(12,653)	(30,612)
		66,528	5,305	(12,653)	(30,612)
Financial liabilities
Loans and financing
STN	USD appreciation	(83,942)	(6,693)	(29,352)	(52,011)
Suppliers
Eletrobrás (Itaipu)	USD appreciation	(248,655)	(19,828)	(86,948)	(154,069)
Petrobras (acquisition of gas by Compagás)	USD appreciation	(202,847)	(16,175)	(70,930)	(125,686)
		(535,444)	(42,696)	(187,230)	(331,766)

In addition to the sensitivity analysis required by CVM Resolution no. 475/08, the Company evaluates its financial instruments considering the possible effects on profit and loss and equity of the risks evaluated by Company management on the reporting date for the financial instruments, as recommended by CPC 40 and IFRS 7. Based on the equity position and the notional value of the financial instruments held as of June 30, 2015, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

b)    Interest rate and monetary variation risk

This risk comprises the possibility of losses due to fluctuations in interest rates or other indicators, which may reduce financial revenues or increase financial expenses in connection with assets and liabilities on the market.

The Company has not engaged in transactions with derivatives to cover this risk, except for the exclusive investment funds (34.2.3-c), but it has continually monitored interest rates and market indicators, in order to assess the potential need for such transactions for protection for interest rate risks.

Sensitivity analysis of interest rate and monetary variation risk

The Company has developed a sensitivity analysis in order to measure the impact of variable interest rates and monetary variations on its financial assets and liabilities subject to these risks.

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The baseline takes into account the existing balances in each account as of March 31, 2015 and the likely scenario takes into account the indicators:

•         Cash and cash equivalents, bonds and securities, collaterals and escrow accounts: projected CDI/Selic rate of 14,24% based on the LTN reference rate, maturing on January 4, 2016 as disclosed by Bovespa on June 30, 2015;

•         CRC transferred to the State Government of Paraná, net sectorial financial assets, accounts receivable related to the concession, accounts receivable related to the concession extension and financial liabilities: CDI/Selic of 14.50%, IPCA of 8.91%, IGP-DI of 6.37%, IGP-M of 7.48% and TJLP of 6.00%, estimated as market average projections for 2015 according to the Focus Report issued by the Central Bank of Brazil as of June 26, 2015.

For the adverse and remote scenarios, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for the financial instrument compared to the rate used in the likely scenario.

		Baseline	Projected scenarios - Dec.2015
Interest rate risk and monetary variation	Risk	06.30.2015	Probable	Adverse	Remote

Financial assets
Financial investments - cash equivalents	Low CDI/SELIC	689,865	48,653	36,782	24,721
Bonds and securities	Low CDI/SELIC	545,451	38,468	29,081	19,548
Collaterals and escrow accounts	Low CDI/SELIC	7,120	501	380	256
CRC transferred to the State Government of Paraná	Low IGP-DI	1,353,779	49,718	37,455	25,083
Net sectoral financial assets	Low Selic	1,705,252	119,447	90,331	60,734
Accounts receivable related to the concession	Low IGP-M	5,089,972	177,842	133,949	89,684
Accounts receivable related to the concession extension - RBNI	Low IPCA	248,540	10,836	8,170	5,476
Accounts receivable related to the concession extension	Undefined (a)	160,217	-	-	-
		9,800,196	445,465	336,148	225,502
Financial liabilities
Loans and financing
Banco do Brasil	High CDI	(1,530,924)	(107,236)	(132,966)	(158,303)
Eletrobrás - Finel	High IGP-M	(33,502)	(237)	(296)	(355)
Eletrobrás - RGR	No risk (b)	(77,761)	-	-	-
Finep	High TJLP	(30,400)	(899)	(1,119)	(1,339)
BNDES	High TJLP	(1,514,772)	(44,781)	(55,777)	(66,696)
Banco do Brasil - Distribution of Funds from BNDES	High TJLP	(143,525)	(4,243)	(5,285)	(6,319)
Debentures	High CDI	(3,511,472)	(245,967)	(304,983)	(363,100)
Debentures - Compagás	High TJLP	(62,227)	(1,840)	(2,291)	(2,740)
Installment payment of tax debts to the Brazilian Federal Revenue Service	High Selic	(205,280)	(14,379)	(17,829)	(21,227)
		(7,109,863)	(419,582)	(520,546)	(620,079)
(a) Risk assessment still requires ruling by the Granting Authority.
(b) Loan indexed to UFIR.

In addition to the sensitivity analysis required by CVM Resolution no. 475/08, the Company evaluates its financial instruments considering the possible effects on profit and loss and equity of the risks evaluated by Company management on the reporting date for the financial instruments, as recommended by CPC 40 and IFRS 7. Based on the equity position and the notional value of the financial instruments held as of June 30, 2015, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

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c)    Risk of derivatives

The Company employs derivative financial instruments with the sole purpose of protecting itself against variable interest rate volatility.

In order to protect against the effects of volatility on long exposures (DI interest rates) of bonds and securities, the Company hired future DI rate operations, negotiated at BM&FBOVESPA and registered at CETIP, whose nominal balances and conditions are as follows:

i)      For the period ended June 30, 2015, the result of operations with derivative financial instruments on the futures market was a gain of R$608 (a gain of R$964 on June 2014);

ii)    Contracts are adjusted daily in accordance with the future DI rates published by BM&FBOVESPA. The reference (notional) values of these outstanding contracts as of March 31, 2015 corresponded to R$13,856 (R$64,880 as of December 31, 2014);

On March 31, 2015, a share of the Company’s federal bonds in the amount of R$2,520 (R$6,487 as of December 31, 2014) was deposited as collateral for transactions at BM&FBOVESPA S.A.

		Baseline	Projected scenarios - Dec.2015
Risk of derivatives	Risk	06.30.2015	Probable	Adverse	Remote

Financial assets (liabilities)
Derivative liabilities	Decrease in DI rate	(33)	78	(160)	(403)
		(33)	78	(160)	(403)

Expected effect in the result			111	(127)	(370)

35.2.4     35.2.4  Power shortage risk

This risk results from the possibility of periods with low levels of rainfall, since Brazil relies heavily on hydroelectric sources, which depend on the water levels in their reservoirs to operate.

A long period of drought may reduce the water levels in power plant reservoirs and result in losses due to reduced revenues if a new rationing program is implemented.

According to the publication Energy Plan Operation 2014/2018 - PEN 2014, released by the ONS, the hydro energy scenario in 2014 proved to be unfavorable, since the climatic conditions in the rainy season prevented the resumption of stock stored in the reservoirs of Southeast/Central-West and Northeast subsystems.

These factors may have an impact mainly on the short-term earnings (horizon 2015/2016), when the deficit risk in some cases exceed the safety margin established by the National Energy Policy Council - CNPE (maximum risk of 5%).

However, the medium-term valuations (horizon 2015/2018), based on the energy deficit risks to the Reference Scenario indicate suitability for the supply criteria recommended by CNPE, provided that the deficit risks remain below 5% in all subsystems.

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35.2.5     Risk of non-renewal of concessions

Law 12,783/2013 published on January 14, 2013 ruled the extension of energy generation, transmission and distribution concessions covered by articles 17, 19 and 22 of Law 9,074/2015.  However, extension depends on full acceptance of the conditions set by that law.

Four power plants have been affected by Law 12,783/2013: Rio dos Patos with 1.8 MW, Mourão with 8.2 MW, Chopim with 1.8 MW and HPP Governador Pedro Viriato Parigot de Souza with 260 MW of installed capacity.

In order to maintain the Company's current profitability levels, the concessions for these plants have not been extended, given that studies have shown that the conditions imposed by the Concession Authority make the plants not economically feasible. By the end of the concession agreement, these power plants will be put up for auction, and the Company has no guarantee that it will be the winning bidder. Rio dos Patos in turn finished the agreement in February 2014. However, the Company will remain responsible for providing the power plant services until the concessionaire that has won the bidding assumes the enterprise. No date has yet been set for this takeover to happen. Ordinance 170/2014 issued on April 17, 2014 by the Ministry of Mines and Energy established the cost of managing the generation assets of this plant, which will be used to set the annual generation revenue to be earned from rendering this service.

Concession Agreement number 060/2001, which sets rules about transmission facilities, has been extended for 30 more years, according to the conditions established by Law 12,783/2013.  In this case the conditions for making investments arising from contingencies, modernization, renovation and refurbishment of structures and equipment have been kept. These investments will actually be made upon Aneel's recognition and authorization. The guarantee that the regulatory body will reimburse the Company for the works rules out the possibility of financial losses and keeps the Company's current profitability levels.

For the distribution services, the Company has issued a favorable opinion on the extension of Concession Agreement number 046/1999, pursuant to Law 12,783/2013.

On 06.03.2015, there was the publication of Decree 8461, which established the conditions for the renewal of 42 concessions expiring between 2015 and 2017, including the one granted to Copel Distribuição.  According to this decree, those concessions must meet the following criteria: i) effectiveness with respect to the quality of the services rendered; ii) effectiveness with respect to the economic and financial management; iii) operating and economic rationality; and iv) tariff reasonableness.

On 06.10.2015, Public Hearing 038 was established aiming at collecting contributions to enhance the template regarding the addendum to the concession agreement for the extension of the electric power distribution concessions.  The deadline for sending contributions expired on 06.13.2015. The contract draft must be appreciated by Aneel's Executive Board, and thus becoming ready to be entered into by the parties.

The Company believes on the possibility of the concession extension, although it does not have sufficient information to guarantee that the contract for the distribution services will be extended on favorable terms. Extension or lack thereof of the contractual concessions will take place by means of lawful regulatory conditions to be defined and likely to affect the rating, realizing of certain assets or settlement of certain liabilities.

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The chief items exposed to this event are as listed below:

i)      Sectorial financial assets: the portion stated as current may be realized in a term in excess of 12 months, should the concession not be renewed;

ii)    The concession’s financial assets: will depend on Aneel’s appraisal to confirm any sums subject to indemnity or likely to be attributed to a new concession period; and

iii)   Deferred income tax and social contribution: may be realized/settled over a term different from that provided by the Company.

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Concession agreements and authorization

Copel Geração e Transmissão	Interest %	Maturity
Generation concession 045/1999
HPP Rio dos Patos (a) (b) (c)	100	02.14.2014
HPP Gov. Pedro Viriato Parigot de Souza (GPS) (a) (b)	100	07.07.2015
HPP Mourão I (a) (b)	100	07.07.2015
TTP Figueira	100	03.26.2019
HPP Gov. Bento Munhoz da Rocha Netto (Foz do Areia)	100	05.23.2023
HPP São Jorge	100	12.03.2024
HPP Guaricana	100	08.16.2026
HPP Derivação do Rio Jordão (d)	100	11.15.2029
HPP Gov. Ney Aminthas de Barros Braga (Segredo)	100	11.15.2029
HPP Gov. José Richa (Salto Caxias)	100	05.04.2030
SHP Melissa (f)	100	-
SHP Pitangui (f)	100	-
SHP Salto do Vau (f)	100	-

Generation concession 001/2011
HPP Colíder (e)	100	01.16.2046

Generation Concession - Use of Public Property - 007/2013
HPP Chopim I (a) (b) (d)	100	07.07.2015
HPP Apucaraninha (d)	100	10.12.2025
HPP Chaminé (d)	100	08.16.2026
HPP Cavernoso (d)	100	01.07.2031

Use of Public Property Concession - 002/2012
HPP Baixo Iguaçu (g)	30	08.19.2047

Authorizations
Resolution nº. 278/1999 - UEE Palmas	100	09.28.2029
Resolution nº. 351/1999 - TTP Araucária (20% - Copel)	60	12.22.2029
Ordinance nº. 133/2011 - SHP Cavernoso II	100	02.27.2046
Generation Concession - 001/2007
HPP Mauá	51	07.02.2042

In progress for homologation from ANEEL
HPP Marumbi	100	-

(a) Plant not renew ed pursuant to Executive Act nº. 579/2012 - Concessionaire's prerogative
(b) By the end of the concession the project w ill be offered for competitive bidding
(c) The Company will remain responsible for providing the pow er plant services until the concessionaire that has won the bidding assumes the enterprise.
(d) Pow er plants that underw ent change in the exploration system from a Public Service regime to an Independent Producer Regime
(e) Building under construction
(f) Only register with ANEEL
(g) As of 10/10/2014 the 1st amendment to the MME Concession Agreement nº. 002/2012 w as signed formalizing the transfer of part of the HPP Baixo Iguaçu Concession to Copel Geração e Transmissão.

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Copel Geração e Transmissão	Interest %	Maturity
Transmission lines and substations concession agreements
Contract 060/01 - transmission facilities (a)	100	12.05.2042
Contract 075/01 - Transmission line Bateias - Jaguariaíva	100	08.16.2031
Contract 006/08 - Transmission line Bateias - Pilarzinho	100	03.16.2038
Contract 027/09 - Transmission line Foz do Iguaçu - Cascavel Oeste	100	11.18.2039
Contract 010/10 - Transmission line Araraquara 2 - Taubaté (b)	100	10.05.2040
Contract 015/10 - Substation Cerquilho III (b)	100	10.05.2040
Contract 001/12 - Transmission line Cascavel Oeste - Umuarama (b)	51	01.11.2042
Contract 004/12 - Transmission line Nova Santa Rita - Camaquã 3 (b)	20	05.09.2042
Contract 007/12 - Transmission line Umuarama - Guaira (b)	49	05.09.2042
Contract 008/12 - Transmission line Curitiba - Curitiba Leste (b)	80	05.09.2042
Contract 011/12 - Transmission line Açailândia - Miranda II	49	05.09.2042
Contract 012/12 - Transmission line Paranaíta - Ribeirãozinho (b)	49	05.09.2042
Contract 013/12 - Transmission line Ribeirãozinho - Marimbondo II (b)	49	05.09.2042
Contract 022/12 - Transmission line - Foz do Chopim - Salto Osorio	100	08.26.2042
Contract 002/13 - Transmission line - Assis - Paraguaçu Paulista II (b)	100	02.24.2043
Contract 007/13 - Transmission line - Barreiras II - Pirapora 2 (b)	24,5	05.01.2043
Contract 001/14 - Transmission line - Itatiba - Bateias (b)	50,1	05.13.2044
Contract 005/14 - Transmission line - Bateias - Curitiba Norte (b)	100	01.28.2044
Contract 019/14 - Transmission line - Estreito - Fernão Dias (b)	49	09.04.2044
Contract 021/14 - Transmission line - Foz do Chopim - Realeza (b)	100	09.04.2044
Contract 022/14 - Transmission line - Assis - Londrina (b)	100	09.04.2044

(a) Concession renewed pursuant to Executive Act nº. 579/2012
(b) Buildings under construction

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Copel	Interest %	Maturity

Concessions contracts / Authorization of the equity interest
Copel Distribuição - Contract 046/99 - Distribution Facilities (a)	100	07.07.2015
Elejor - Contract 125/2001 - HPP Fundão e Santa Clara	70	10.24.2036
Authorization contract - SHP Fundão I and SHP Santa Clara I - 753/2002 and 757/2002	70	12.18.2032
Dona Francisca Energética - Contract 188/1998 - HPP Dona Francisca	23	08.27.2033
Foz do Chopim - authorization contract - SHP Foz do Chopim - 114/2000	36	04.23.2030
UEG Araucária - authorization 351/1999 - TTP Araucária (60% Copel GET)	20	12.22.2029
Compagás - concession gas distribution contract	51	07.06.2024
Nova Asa Branca I - MME Ordinance 267/2011 - WPP Asa Branca I (b)	100	04.24.2046
Nova Asa Branca II - MME Ordinance 333/2011 - WPP Asa Branca II (b)	100	05.30.2046
Nova Asa Branca III - MME Ordinance 334/2011 - WPP Asa Branca III (b)	100	05.30.2046
Nova Eurus IV - MME Ordinance 273/2011 -WPP Eurus IV (b)	100	04.26.2046
Santa Maria - MME Ordinance 274/2012 - WPP SM	100	05.07.2047
Santa Helena - MME Ordinance 207/2012 - WPP Santa Helena	100	04.08.2047
Ventos de Santo Uriel - MME Ordinance 201/2012 - WPPSanto Uriel	100	04.08.2047
São Bento - MME Ordinance 276 /2011 - WPP Dreen Boa Vista	100	04.27.2046
- MME Ordinance 263 /2011 - WPP Farol	100	04.19.2046
- MME Ordinance 343 /2011 - WPP Dreen Olho D'Água	100	05.31.2046
- MME Ordinance 310 /2011 - WPP Dreen São Bento do Norte	100	05.18.2046
Voltalia - MME Ordinance 173 /2012 - WPP São João (b)	49	03.25.2047
- MME Ordinance 204 /2012 - WPP Carnaúbas (b)	49	04.08.2047
- MME Ordinance 230 /2012 - WPP Reduto (b)	49	04.15.2047
- MME Ordinance 233/2012 - WPP Santo Cristo (b)	49	04.17.2047
Cutia - MME Ordinance 183/2015 - WPP Esperança do Nordeste (b)	100	05.10.2050
- MME Ordinance 182/2015 - WPP Paraiso dos Ventos do Nordeste (b)	100	05.10.2050
- Resolution 3.257/2011 - WPP GE Jangada (b)	100	01.04.2042
- Resolution 3.259/2011 - WPP GE Maria Helena (b)	100	01.04.2042
- MME Ordinance 179/2015 - WPP Potiguar (b)	100	05.10.2050
- Resolution 3.256/2011 - WPP Dreen Guajiru (b)	100	01.04.2042
- Resolution 3.258/2011 - WPP Dreen Cutia (b)	100	01.04.2042

(a) Sent on May 31, 2012 requesting extension of concession and sent on October 11, 2012 ratification of the requesting extension of concession (Executive Act nº. 579/2012)
(b) Buildings under construction

35.2.6     Gas shortage risk

This risk involves potential periods of shortage of natural gas supply to meet the Company’s gas distribution and thermal generation business requirements.

Long periods of gas shortage could result in losses due to lower revenues by subsidiaries Compagas and UEG Araucária.

35.3      Capital management

The Company always seeks to maintain a strong capital base to maintain the trust of investors, creditors and market and ensure the future development of the business. It seeks to maintain a balance between the highest possible returns with more adequate levels of loans and the advantages and security provided by a healthy capital position. Thus, it maximizes the return for all interested parties in its operations, optimizing the balance of debts and equity.

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The capital structure is composed of:

a)     net indebtedness, defined as total loans, financing and debentures, net of cash and cash equivalents and short term bonds and securities; and

b)     own capital, defined as total equity.

		Parent company		Consolidated
Indebtedness	06.30.2015	12.31.2014	06.30.2015	12.31.2014
Loans and financing	974,752	958,416	3,414,826	3,468,950
Debentures	1,014,327	1,010,485	3,573,699	2,585,448
(-) Cash and cash equivalents	19,963	34,862	867,805	740,131
(-) Derivative financial instruments	159	152	449,634	459,115
Net debt	1,968,957	1,933,887	5,671,086	4,855,152
Equity	13,798,687	13,330,689	14,156,143	13,682,780
Equity indebtedness	0.14	0.15	0.40	0.35

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36      Related Party Transactions

36.1      Main transactions between related parties

Consolidated		Assets		Liabilities	Income (loss)
Related parties / Nature of operation	06.30.2015	12.31.2014	06.30.2015	12.31.2014	06.30.2015	06.30.2014
Controlling shareholder
State of Paraná
"Luz Fraterna" Program (a)	156,344	139,817	-	-	-	-
Remuneration and employ social security charges assigned (b)	691	908	-	-	-	-
Telecommunication services (c)	52,723	39,489	-	-	15,117	14,047
Entities with significant influence
BNDES and BNDESPAR (d)
Financing (Note 22.5)	-	-	1,514,772	1,526,141	(55,289)	(35,714)
Debentures - Compagás (Note 23.d)	-	-	62,227	53,554	(1,127)	(102)
Joint ventures
Costa Oeste Transmissora de Energia
Operating and maintenance services (e)	51	48	-	-	305	-
Basic and connecting netw ork (f)	-	-	-	-	(988)	-

Caiuá Transmissora de Energia
Basic and connecting netw ork (g)	-	-	142	354	(5,504)	98
Integração Maranhense Transmissora de Energia
Basic netw ork (h)	-	-	-	-	(580)	-
Transmissora Sul Brasileria de Energia
Basic netw ork (h)	-	-	-	-	(848)	-
Associates
Dona Francisca Energética S.A. (i)	-	-	-	6,538	(28,094)	(37,112)
Foz do Chopim Energética Ltda. (j)	164	155	-	-	953	897
Sercomtel S.A. Telecomunicações (k)	248	-	-	-	708	650
Companhia de Saneamento do Paraná
Treated w ater, sew age collection and treatment	-	-	2	4	(580)	(664)
Use of w ater from Represa do Alagado	-	72	-	-	119	141
Telecommunications services (l)	238	246	-	-	1,408	1,217
Key management staff
Fees and social security charges (Note 32.3)	-	-	-	-	(10,754)	(9,362)
Pension and healthcare plans (Note 24)	-	-	-	-	(538)	(630)
Other related parties
Fundação Copel
Administrative property rental	-	-	-	-	(6,054)	(5,886)
Pension and healthcare plans (Note 24)	-	-	951,349	898,618	-	-
Leasing and telecomunications services (m)	-	-	-	-	146	143
Lactec (n)	31,803	28,693	2,064	1,168	(5,977)	(4,297)

a)     The Luz Fraterna Program, created under Law no. 491/ 2013 and no. 17,639, dated July 31, 2013, allows the State Government to pay for the electricity bills of low income families in Paraná – which have duly applied for the program – provided their consumption does not exceed 120 kWh a month. This benefit is available to residential customers with single-phase connections, rural customers with single-phase connections or two-phase connections with circuit breakers of up to 50 amperes. Applicants must not have more than one electricity bill under their names and must not have any pending debts to Copel Distribuição. R$153,000 of the total is accounted for in the related parties account in the parent company's books of account, according to note 16.1.

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b)     Reimbursement of wages and social charges for employees transferred to the Paraná State Government. The balances shown are net of allowance for loan losses (PCLD) in the amount of R$1,263 on March 31, 2015 (R$1,195 on December 31, 2014).

c)     Telecommunications services rendered in accordance with the agreement entered into by Copel Telecomunicações with the State of Paraná.

d)     BNDES is the parent company of BNDES Participações SA (BNDESPAR) that holds 23.96% of the share capital of the Company (26.41% of the common shares and 21.27% of class B preferred shares).

e)     Operation and maintenance agreement due on December 26, 2018, signed by Caiuá Transmissora de Energia and Copel Geração e Transmissão.

f)      Use agreement of the transmission system, permanent, and connection agreement to the transmission system, due to the termination of the concession of the distributor or transmitter, whichever comes first, carried out between Costa Oeste Transmissora and Copel Distribuição.

g)     Use of Agreement of the transmission system, permanent, for hiring the Amount of Use of Transmission System - Must, with amounts set for the subsequent four years, with annual reviews, and connection agreement to the transmission system, due by the end of concession of distribution or transmission company, whichever occurs first, conducted between Caiuá Transmissora and Copel Distribuição.

h)     Use of agreement of the transmission system, permanent, for hiring the Must, with amounts set for the subsequent four years, with annual reviews, conducted between Integração Maranhense and Transmissora Sul Brasileira with Copel Distribuição.

i)      Power purchase and sale agreement signed by Dona Francisca Energética and Copel Geração e Transmissão, expiring on March 31, 2025.

j)      Agreements entered into between Foz do Chopim Energética Ltda. and Copel Geração e Transmissão, one for rendering operation and maintenance services, which matures on May 23, 2019, and the other for establishing a connection with the transmission system, which matures on January 1, 2043.

k)     Light pole sharing agreement, signed between Sercomtel S.A Telecomunicações and Copel Distribuição, expiring on December 28, 2018.

l)      Telecommunications services provided in accordance with the contract between Copel Telecomunicações and Sanepar.

m)    Telecommunications services provided and rental and leasing of equipment and infrastructure, in accordance with the contracts between Copel Telecomunicações and Fundação Copel.

n)     The Institute of Technology for Development (Lactec) is a Public Interest Civil Society Organization (OSCIP), in which Copel is an associated. Lactec has service and R&D contracts with Copel Geração e Transmissão and Copel Distribuição, which are subject to prior or later control and approval by Aneel.

The asset balances refer to Energy Efficiency and R&D programs, recorded under current assets, in service in progress, until the respective projects are concluded, pursuant to Aneel.

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Other transactions between the parent company and its related parties are shown in notes 8 - On lending of the balance of the account that records results to be offset (CRC) to the State Government of Parana 16 - Related Parties and 17 - Investments.

The amounts resulting from the operating activities of Copel Distribuição with related parties are invoiced according to electricity rates approved by Aneel.

36.2      Guarantees and endorsements awarded to related parties

36.2.1     Granted to jointly controlled entities

The Parent Company and São Bento granted the following guarantees and endorsements:

a)     guarantee given for the issue of loans and debentures by subsidiaries, according to notes 22.5, 22.7 and 23; and

b)     endorsements for its equity interest of 23.03% to its associated company Dona Francisca Energética S.A., in 2002, in financing secured from the BNDES (joint endorsement), for settlement by 2015. As of June 30, 2015, the restated outstanding balances amounted to R$118.

36.2.2     Granted to joint ventures

							Amount
		Date	Final	Amount	Balance	Interest	endorsement/
Joint ventures	Operation	issued	maturity	approved	06.30.2015%		security
Caiuá Transmissora (a)	Financing	12.23.2013	02.15.2029	84,600	87,178	49.0	42,717
Costa Oeste (b)	Financing	12.30.2013	11.15.2028	36,720	34,389	51.0	17,538
Guaraciaba Transmissora (c)	Debentures	06.20.2013	12.20.2015	400,000	395,837	49.0	193,960
Integração Maranhense (d)	Financing	12.30.2013	02.15.2029	142,150	145,408	49.0	71,250
Mata de Santa Genebra (e)	Debentures	09.10.2014	03.12.2016	469,000	487,530	50.1	244,253
Matrinchã Transmissora (f)	Financing	12.27.2013	05.15.2029	691,440	616,740	49.0	302,203
Transmissora Sul Brasileira (g)	Financing	12.12.2013	07.15.2028	266,572	251,753	20.0	50,351
Transmissora Sul Brasileira (h)	Debentures	09.15.2014	09.15.2028	77,550	88,326	20.0	17,665
Paranaíba (i)	Debentures	11.24.2014	11.24.2015	350,000	378,373	24.5	92,701
Marumbi (j)	Financing	10.06.2014	07.15.2029	55,037	51,662	80.0	41,330

Financial institution (fund provider):
BNDES: (a) (b) (d) (f) (g) (i)
Allocation:
Investment Program and/or Working capital.
Endorsement/Security:
Provided by Copel Geração e Transmissão: (a) (d)
Provided by Copel: (b) (c) (e) (f) (g) (h) (i) (j)
Securities offered for the transaction:
Lien on shares given by Copel Geração e Transmissão, corresponding to: 49% (a) (d) (f); 51% (b); 20% (g) (h); 80% (j).

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37      Insurance

Details by risk type and effectiveness date of the main policies can be seen below:

Consolidated	Final	Amount
Policy	maturity	Insured
Liability for directors and administrators - D&O (a)	03.30.2015	77,565
Operational risks - São Bento	07.01.2015	390,935
Civil liability - São Bento	07.05.2015	20,000
Payment Guarantee - w ind farm	07.31.2015	6,000
Life insurance - Compagás	08.01.2015	36 x employee salary
Performance bond - w ind farm	08.15.2015	6,600
Nominated Risks	08.24.2015	1,929,357
Fire - Company-ow ned and rented facilities	08.24.2015	519,501
Domestic and international transport - export and import	08.24.2015	policy for registration
Miscellaneous risks	08.24.2015	970
Participation guarantee - Brazil's National Oil Agency - ANP	09.03.2015	862
Vehicles - Compagás	09.16.2015	market value
Performance bond - Ventos de Santo Uriel	09.22.2015	1,219
Performance bond - Nova Asa Branca I	10.12.2015	3,330
Performance bond - Nova Asa Branca III	10.19.2015	3,330
Performance bond - Nova Eurus IV	10.26.2015	3,330
Civil liability - Compagás	10.30.2015	4,200
Financial guarantee - Cosern	11.01.2015	21
Performance bond - Nova Asa Branca III	11.17.2015	4,995
Operational risks - HPP Mauá - Consórcio Energético Cruzeiro do Sul	11.23.2015	342,139
Multi-risk - Compagás	12.18.2015	14,750
Performance bond - Aneel	12.27.2015	1,850
Financial Guarantee - Elejor	01.01.2016	3,664
Airplane insurance	01.30.2016	86,888
Court bond - Compagás	02.03.2016	56,938
Participation guarantee - Aneel	02.04.2016	646
Performance bond - Aneel	04.01.2016	2,890
Multi-risk - Elejor	01.11.2016	197,800
Multi-risk - Compagás	04.26.2016	470
Nominated risks - Elejor	05.14.2016	813
Performance Bond - Ministry of Justice	08.31.2016	14
Operational risks - UEG Araucária (a)	11.30.2016	1,119,128
Performance bond - CREA - PARANA	12.31.2016	24
Performance bond - Aneel	05.01.2017	44,319
Court bond	06.24.2017	4,219
Performance bond - Aneel	07.31.2017	12,500
Performance bond - Aneel	11.30.2017	2,450
Performance bond - Aneel	06.02.2018	6,750
Performance bond - Aneel	10.31.2018	37,751
Performance bond - Brazil's National Oil Agency - ANP	11.11.2018	59,440
Performance bond - Aneel	01.31.2020	26,609
(a) The values of the insured of operating risks - UEG Araucária and civil liability insurance for directors and officers have been translated from USD into BRL, w ith the current rate R$ 3.1026, as of 06.30.2015.

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38      Subsequent Event

38.1      Maturity of concessions

Distribution

On 07.07.2015, Concession Agreement 046/1999 expired, under Law 12783/2013. Currently, is awaiting for the decision of the Granting Power for the extension of this agreement. Despite the uncertainty context within the regulatory sphere, the Company relies on the possibility of an extension of the aforementioned concession agreement, although it does not have sufficient information to be assure of its extension in favorable terms (Note 35.2.5).

Generation

On 07.07.2015, the concession of the hydroelectric power plants (UHEs) Governador Pedro Viriato Parigot de Souza - GPS, with 260 MW, Mourão I, with 8.2 MW, and Chopim, with 1.8 MW expired, with no renewal under Law 12783/2013. However, the Company will remain responsible for the service of the power plant until the takeover by the concessionaire that won the bid takes place, date of which has not been yet been defined.   Administrative Rule 189 of 05.08.2015 and Authorizing Resolution 5373 of 07.28.2015 determined the value of the Generation Assets Management Cost - GAC, which will be used for determining the Annual Generation Revenue - RAG, for the rendering of this service.

38.2      Preliminary injunction against the enforcement of the Generation Scaling Factor - GSF

Copel Geração e Transmissão is a party, as plaintiff, to the preliminary injunction rendered on 07.01.2015 by the Court of the 20th. Federal Circuit Court  of Brasília, in an action proposed by the Brazilian Electric Power Independent Generators - Apine, in which it was established that Aneel should refrain from performing the adjustment to the Electric Power Relocation Mechanism - MRE, should there be an MRE total generation at amount below the physical guarantee, for the group of companies related to Apine.  This is a lower-court decision, and an appeal, both at the Brazilian Electricity Regulatory Agency (Aneel) and Federal Government.

Copel Distribuição is a party, as plaintiff, to a preliminary injunction rendered on 08.04.2015 by the Court of the 17th. Federal Circuit Court, in an action proposed by the Brazilian Association of Electric Power Distributors - Abradee, in which it was defined that the CCEE Board of Directors refrain from attributing to Abradee's affiliates the financial burden of any legal decision they are not a party to, related to the effects of the current GSF values on the hydroelectric generators, as well as enforcing any sanction deriving thereon, up to the judgment of the suit, as that  decision is a lower-court one, and an appeal is admissible both at the Brazilian Electricity Regulatory Agency (Aneel) and the Federal Government.

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INDEPENDENT AUDITORS’ REVIEW REPORT

To the Shareholders and Management

Companhia Paranaense de Energia - COPEL

Curitiba – PR

Introduction

We have reviewed the individual and consolidated interim financial information of Companhia Paranaense de Energia - COPEL included in the Quarterly Information Forms, for the quarter ended June 30, 2015, which include the statement of financial position at June 30, 2015 and the related statements of income and comprehensive income for the three and six-month periods then ended, and the statements of changes in equity and cash flows for the six-month period then ended, including a summary of the significant accounting practices and other notes to the financial statements.

Management is responsible for preparing and presenting these interim financial information in accordance with Technical Pronouncement CPC 21 (R1) – Interim Statements and with the international standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board – IASB, and for presenting this information in a manner consistent with the norms issued by the Brazilian Securities and Exchange Commission (CVM), applicable for preparing Quarterly Information - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Extent of our review

We performed our review in accordance with Brazilian and international standards for reviewing interim information (NBC TR 2410 – Review of Interim Information Performed by the Entity’s Auditors and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making enquiries, mainly of persons responsible for financial and accounting issues and applying analytical procedures and other review procedures. The extent of our review is significantly less than that for an audit undertaken in accordance with auditing standards and consequently, did not enable us to obtain assurance that we were informed of all of the significant issues that could be identified during an audit. Therefore, we do not express an audit opinion.

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Unqualified conclusion on the individual and consolidated interim financial information

Based on our review, we are not aware of any fact that would lead us to believe that the individual and consolidated interim financial information included in the quarterly information referred to above, have not been prepared, in all material respects, according to CPC Pronouncement 21(R1) and IAS 34 applicable to the preparation of quarterly information and have not been disclosed in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Other issues

Statements of added value

We also reviewed the individual and consolidated interim statements of added value, for the six-month period ended June 30, 2015, which are management’s responsibility and presentation of which in the interim statements is required according to the norms issued by the Brazilian Securities and Exchange Commission, applicable for preparing Quarterly Information - ITR and considered supplementary information by the IFRS, which do not require a statement of added value to be reported. These statements were subject to the same review procedures described previously, and based on our review, we are not aware of any fact that would leads us to believe that they were not prepared, in all material respects, in accordance with the interim individual and consolidated financial information taken as a whole.

Curitiba, August 12, 2015

KPMG Auditores Independentes

CRC 2SP014428/O-6-F-PR

A free translation of the original report signed in Portuguese

João Alberto Dias Panceri

Accountant CRC PR048555/O2

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 17, 2015

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.